SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO.__)

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The Progressive Corporation
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NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD APRIL 18, 2003

Notice is hereby given that the Annual Meeting of Shareholders of The Progressive Corporation will be held at 6671 Beta Drive, Mayfield Village, Ohio, on Friday, April 18, 2003, at 10:00 a.m., Cleveland time, for the following purposes:

1. To elect three directors;

2. To approve an amendment to the Company's Amended Articles of Incorporation to increase the number of authorized Common Shares from 300,000,000 to 600,000,000;

3. To approve The Progressive Corporation 2003 Incentive Plan and the performance goals set forth therein;

4. To approve The Progressive Corporation 2003 Directors Equity Incentive Plan;

5. To approve an amendment to the Company's Code of Regulations to allow the Company to notify shareholders of record of shareholder meetings by electronic or other means of communication authorized by the shareholder;

6. To approve an amendment to the Company's Code of Regulations to allow the Board of Directors to hold shareholder meetings, or to permit shareholders to attend and participate in shareholder meetings, by communications equipment;

7. To approve an amendment to the Company's Code of Regulations to allow shareholders and others entitled to vote at shareholder meetings to appoint proxies by verifiable non-written communications; and

8. To transact such other business as may properly come before the meeting.

Only shareholders of record at the close of business on February 28, 2003, will be entitled to notice of and to vote at said meeting or any adjournment thereof.

By Order of the Board of Directors.

Charles E. Jarrett, *Secretary*

March 14, 2003

Shareholders who do not expect to attend the meeting in person are urged to date and sign the enclosed proxy and return it in the enclosed postage-paid envelope.

THE PROGRESSIVE CORPORATION
PROXY STATEMENT

This statement is furnished in connection with the solicitation of proxies for use at the Annual Meeting of Shareholders of The Progressive Corporation, an Ohio corporation (''Company''), to be held at 10:00 a.m., Cleveland time, on Friday, April 18, 2003, at 6671 Beta Drive, Mayfield Village, Ohio 44143, and at any adjournment thereof. This statement and the accompanying proxy, which includes the Company's Annual Report to Shareholders for the fiscal year ended December 31, 2002 as an Appendix, will be sent to shareholders on or about March 17, 2003.

The close of business on February 28, 2003, has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the meeting. At that date, the Company had outstanding 218,215,011 Common Shares, each of which will be entitled to one vote.

ITEM 1: ELECTION OF DIRECTORS

The Company's Code of Regulations provides that the number of directors shall be fixed at no fewer than five or more than twelve. The number of directors has been fixed at twelve and there are currently twelve directors on the Board. The Code of Regulations provides that the directors are to be divided into three classes as nearly equal in number as possible and that the classes are to be elected for staggered terms of three years each. Directors of one class are elected annually. At the meeting, the shares represented by the proxies obtained hereby, unless otherwise specified, will be voted for the election as directors of the three nominees hereinafter named, each to serve for a three-year term and until his respective successor is duly elected and qualified. If, by reason of death or other unexpected occurrence, any one or more of the nominees herein named should not be available for election, the proxies will be voted for such substitute nominee(s), if any, as the Board of Directors may propose.

Based upon a recommendation from the Nominating and Governance Committee, the Board has nominated the three nominees named below for reelection to the Board. Since the terms of four directors will expire on the date of the Annual Meeting, a vacancy on the Board will be created. Vacancies on the Board may be filled by a majority vote of the remaining directors and, in such event, the new director will serve for the remainder of the unexpired term of the class of directors to which he is assigned. Assignments will be made so that the directors are distributed among the several classes as nearly equally as possible. No decision has been made to fill the vacancy, nor has the Nominating and Governance Committee or the Board selected any candidates to fill the vacancy.

Proxies cannot be voted at the Annual Meeting for a greater number of persons than the three nominees named in this proxy statement. No shareholder nominations for the election of directors have been received within the time period required by Section 13 of Article II of the Company's Code of Regulations.

If notice in writing is given by any shareholder to the President, a Vice President or the Secretary not less than 48 hours before the time fixed for holding the Annual Meeting that such shareholder desires that the voting for election of directors shall be cumulative, and if an announcement of the giving of such notice is made upon the convening of such meeting by the Chairman or Secretary or by or on behalf of the shareholder giving such notice, each shareholder shall have the right to cumulate such voting power as he possesses at such election and to give one nominee a number of votes equal to the number of directors to be elected multiplied by the number of shares he holds, or to distribute such number of votes among two or more nominees, as he sees fit. If the enclosed proxy is executed and returned and voting for the election of directors is cumulative, the persons named in the enclosed proxy will have the authority to cumulate votes and to vote the shares represented by such proxy, and by other proxies held by them, so as to elect as many of the three nominees named below as possible.

The following information is set forth with respect to each person nominated for election as a director and for those directors whose terms will continue after the Annual Meeting. Unless otherwise indicated, each such nominee or director has held the principal occupation indicated for more than the last five years. Each such nominee is currently a director of the Company.

Nominees for Election at the Annual Meeting

Name	Age	Principal Occupation and Last Five Years Business Experience	Director Since	Term Expires
Stephen R. Hardis(1)	67	Chairman of the Board, Axcelis Technologies, Inc., Beverly, Massachusetts (semiconductor equipment manufacturing) since May 2000; Chairman of the Board and Chief Executive Officer, Eaton Corporation, Cleveland, Ohio (manufacturing) prior to July 2000	1988	2006
Philip A. Laskawy(2)	61	Retired since September 2001; Chairman and Chief Executive Officer, Ernst & Young, New York, New York (professional services) prior to September 2001	2001	2006
Norman S. Matthews(3)	70	Consultant, New York, New York	1981	2006

Directors whose terms will continue after the Annual Meeting

Name	Age	Principal Occupation and Last Five Years Business Experience	Director Since	Term Expires
B. Charles Ames(4)	77	Partner, Clayton, Dubilier & Rice, Inc., New York, New York (investment banking)	1983	2004
Peter B. Lewis	69	Chairman of the Board of the Company; President of the Company prior to January 2001; Chief Executive Officer during 2000 and prior to January 1999; Chief Executive Officer — Insurance Operations during 1999; President, Chairman of the Board and Chief Executive Officer of Progressive Casualty Insurance Company prior to March 2000	1965	2004
Glenn M. Renwick(5)	47	President and Chief Executive Officer of the Company since January 2001; Chief Executive Officer-Insurance Operations during 2000; Chief Information Officer from January 1998 to March 2000; President, Chairman of the Board and Chief Executive Officer of Progressive Casualty Insurance Company since March 2000	1999	2004
Donald B. Shackelford(6)	70	Chairman of the Board, Fifth Third Bank, Central Ohio (successor to State Savings Bank), Columbus, Ohio (commercial bank) since June 1998; Chairman of the Board, State Savings Bank, Columbus, Ohio (savings bank) prior to June 1998	1976	2004
Milton N. Allen(7)	75	Consultant to or director or trustee of various for-profit and not-for-profit organizations	1978	2005
Charles A. Davis(8)	54	Vice Chairman, Marsh & McLennan Companies, New York, New York (insurance) since September 1999; Chairman and Chief Executive Officer, MMC Capital, Inc., New York, New York (global private equity firm) since April 1998; Limited Partner, Goldman Sachs Group L.P., New York, New York (investment banking) prior to April 1998	1996	2005

Name	Age	Principal Occupation and Last Five Years Business Experience	Director Since	Term Expires
Bernadine P. Healy, M.D.(9)	58	Medical & Science Columnist, U.S. News & World Report, Washington, D.C. (publishing) since September 2002; President and Chief Executive Officer, American Red Cross, Washington D.C. (emergency services) from September 1999 to December 2001; Dean of the College of Medicine and Public Health and Professor of Medicine, Ohio State University, Columbus, Ohio (education) prior to 1999	2002	2005
Jeffrey D. Kelly(10)	49	Executive Vice President and Chief Financial Officer, National City Corporation, Cleveland, Ohio (commercial banking)	2000	2005

(1) Mr. Hardis is also a director of Nordson Corporation, Lexmark International, Inc., American Greetings Corp., STERIS Corporation, Apogent Technologies Inc. and Marsh & McLennan Companies, all of which, as well as Axcelis Technologies, Inc., are publicly held.

(2) Mr. Laskawy is also a director of General Motors Corporation, Loews Corporation, Henry Schein, Inc., and Heidrick & Struggles International, Inc., which are publicly held.

(3) Mr. Matthews is also a director of Toys ''R'' Us, Inc., Sunoco, Inc., Finlay Fine Jewelry, Inc., Henry Schein, Inc. and Galyan's Trading Company, which are publicly held.

(4) Mr. Ames is also a director of Lexmark International, Inc., which is publicly held, and Riverwood International, Inc., Remington Arms Co. and Schulte Bautechnik GmbH and Co., KG, which are privately held.

(5) Mr. Renwick is also an officer and director of other subsidiaries of the Company and a director of Fiserv, Inc., which is publicly held.

(6) Mr. Shackelford is also a director of The Limited, Inc., Intimate Brands, Inc. and Fifth Third Bancorp of Cincinnati, which are publicly held.

(7) Mr. Allen is also a director of Phoenix Venture Partners and Del Rio Investment Corporation, which are privately held.

(8) Mr. Davis is also a director of Marsh & McLennan Companies, Media General, Inc. and Merchants Bancshares, Inc., which are publicly held.

(9) Dr. Healy is also a director of Medtronic Inc., Ashland Inc., National City Corporation and Invacare Corp., which are publicly held.

(10) Mr. Kelly is also a director of National Processing Co., Inc., which is publicly held.

Six meetings of the Board of Directors were held during 2002 and the Board adopted resolutions by written action pursuant to Ohio corporation law on one occasion.

The Board has named an Executive Committee, an Audit Committee, an Investment and Capital Committee, a Compensation Committee, and a Nominating and Governance Committee, as described below.

Messrs. Allen, Hardis, Lewis and Renwick are the current members of the Board's Executive Committee, which exercises all powers of the Board between Board meetings, except the power to fill vacancies on the Board or its committees. During 2002, the Executive Committee adopted resolutions by written action pursuant to Ohio corporation law on seven occasions.

Messrs. Allen, Ames and Laskawy are the current members of the Board's Audit Committee, which assures that the organizational structure, policies, controls and systems are in place to monitor performance and monitors the integrity of the Company's financial statements, the Company's financial reporting processes and internal controls, and compliance by the Company with legal and regulatory requirements. The Committee also is responsible for confirming the independence of, and for the appointment, compensation, retention and oversight of the work of, the Company's independent accountants. The Committee provides an independent channel to receive appropriate communications from employees, auditors, legal counsel, bankers and consultants and monitors the public release of financial information. All members of the Audit Committee have no relationship to the Company that may interfere with the exercise of their independence from management and the Company and are independent as defined in Sections 303.01(B)(2)(a) and (3) of the New York Stock Exchange's listing standards. During 2002, the Audit Committee met six times, participated in eight conference calls to review the Company's financial and operating results and adopted resolutions by written action pursuant to Ohio corporation law on one occasion.

Messrs. Hardis, Kelly and Shackelford are current members of the Board's Investment and Capital Committee, which monitors and advises the Company on its investment and capital management policies. During 2002, the Investment and Capital Committee met six times.

Messrs. Davis and Matthews and Ms. Hill are the current members of the Board's Compensation Committee, which approves the Company's equity and other compensation plans and awards thereunder and monitors the operation of the Company's compensation programs, including the various cash and stock incentive programs in which executive officers and employees of the Company participate. During 2002, the Compensation Committee met five times and adopted resolutions by written action pursuant to Ohio corporation law on five occasions.

Messrs. Davis, Hardis and Matthews are the current members of the Board's Nominating and Governance Committee, which considers the qualifications of individuals who are proposed as possible nominees for election to the Board and makes recommendations to the Board with respect to such possible nominees and reviews and makes recommendations on corporate governance issues. During 2002, the Nominating and Governance Committee reviewed the qualifications of potential candidates and recommended Bernadine P. Healy, M.D. to fill the vacancy on the Board that existed in 2002 and further recommended the three nominees named above for reelection to the Board. The Nominating and Governance Committee will consider candidates for the Board proposed by shareholders. Nominations from shareholders that are submitted to the Nominating and Governance Committee, c/o Charles E. Jarrett, Secretary, 300 North Commons Blvd., Mayfield Village, Ohio 44143, will be forwarded to the Committee for consideration. The Nominating and Governance Committee, which was reconstituted in August 2002 to include only independent directors, met one time and adopted resolutions by written action pursuant to Ohio corporation law on one occasion.

Certain Relationships and Related Transactions

During 2002, Mr. Peter B. Lewis reimbursed the Company the amount of $454,892 for: a) the salaries and all other payroll expenses of three pilots and a part-time mechanic who are employees of a subsidiary of the Company and support the operation of an airplane independently owned by Mr. Lewis, and b) for a portion of the rental costs and certain other expenses incurred by a subsidiary of the Company in connection with the lease of an airplane hangar, the use of which is shared by a subsidiary of the Company and Mr. Lewis. In addition, commencing on December 23, 2002, Mr. Lewis began reimbursing the Company for the salary and related employee costs of an employee of a subsidiary of the Company who acted as Mr. Lewis' executive assistant; this arrangement terminated February 28, 2003.

In March 2002, the Company purchased 6,182 of the Company's Common Shares from Lewis Children V LLC, of which Mr. Peter Lewis is the managing member, for $1,000,000, or $53.92 per share on a split-adjusted basis. The price per share equaled the then current market price of the Company's Common Shares as quoted on the New York Stock Exchange. In addition, in January 2003, the Company purchased 400,000 of the Company's Common Shares from Mr. Lewis for $52.23 per share, which represented the then current market price.

Compensation Committee Interlocks and Insider Participation

Messrs. Davis, Matthews and Shackelford and Ms. Hill served as members of the Company's Compensation Committee during 2002. There are no Compensation Committee interlocks.

REPORT OF THE AUDIT COMMITTEE

The following Report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this Report by reference therein.

The Audit Committee of the Board of Directors (the ''Committee'') oversees the Company's financial reporting process on behalf of the Board. The Company's management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, the Committee reviewed and discussed with management the Company's audited financial statements for the year ended December 31, 2002, including a discussion of the quality, not just the acceptability, of the accounting principles, reasonableness of significant judgments, and clarity of disclosures in the financial statements.

The Committee has discussed with the independent accountants, who are responsible for expressing an opinion on the conformity of the financial statements with accounting principles generally accepted in the United States of America, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Committee under Statement on Auditing Standards No. 61 (Communication with Audit Committees). In addition, the Committee received the written disclosures and letter from the independent accountants required by Independence Standards Board Standard No. 1 and has discussed with the independent accountants their independence from management and the Company.

The Committee discussed with the Company's internal and independent accountants the overall scope and plans for their respective audits. The Committee meets with the internal and independent accountants, with and without management present, to discuss the results of their examinations, evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. During 2002, the Committee held six meetings and participated in eight conference calls to review the Company's financial and operating results. Also, during 2002, the Committee reassessed the adequacy of the Audit Committee's charter and recommended that the charter be revised to comply with recently proposed New York Stock Exchange listing standards and other corporate governance initiatives. The revised charter was approved by the Board in December 2002 and is included as Appendix A.

Based on the reviews and discussions referred to above, the Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2002, for filing with the Securities and Exchange Commission. The Committee has recommended and the Board has designated PricewaterhouseCoopers LLP to serve as the independent accountants for the Company and its subsidiaries for 2003.

AUDIT COMMITTEE

Milton N. Allen, Chairman
B. Charles Ames
Philip A. Laskawy

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners.   The following information is set forth with respect to persons known to management to be the beneficial owners, as of January 31, 2003, or other date indicated below, of more than 5% of the Company's Common Shares:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Ruane, Cunniff & Co., Inc.	26,508,534(2)	12.1%
767 Fifth Avenue		
Suite 4701		
New York, New York 10153-4798		
The TCW Group, Inc.	26,345,160(3)	12.1%
865 South Figueroa Street		
Los Angeles, California 90017		
Peter B. Lewis	20,487,975(4)	9.4%
6300 Wilson Mills Road		
Mayfield Village, Ohio 44143		
Davis Selected Advisers, L.P.	11,721,045(5)	5.4%
2949 East Elvira Road, Suite 101		
Tucson, Arizona 85706		

(1) Except as otherwise indicated, the persons listed as beneficial owners of the Common Shares have sole voting and investment power with respect to those shares. Certain of the information contained in this table, including related footnotes, is based on the Schedule 13G filings made by the beneficial owners identified herein.

(2) The Common Shares are held in investment accounts maintained with Ruane, Cunniff & Co., Inc. as of December 31, 2002, and it disclaims any beneficial interest in such shares. Ruane, Cunniff & Co., Inc. has advised that it has sole voting power as to 12,371,543 of these shares, no voting power as to the balance of these shares, and sole investment power as to 26,508,534 of these shares.

(3) The Common Shares are held in investment accounts maintained with The TCW Group, Inc. as of December 31, 2002, and it disclaims any beneficial interest in such shares. The TCW Group, Inc. has advised that it has shared voting and investment power as to all of these shares.

(4) Includes 49,524 Common Shares held for Mr. Lewis by a trustee under the Company's Retirement Security Program and 727,902 Common Shares subject to currently exercisable stock options. Also includes 38,274 shares held by a charitable corporation of which Mr. Lewis serves as a trustee and an officer as to which Mr. Peter B. Lewis disclaims any beneficial interest. In addition, amount includes 4,171,989 Common Shares held by two limited partnerships, in which Mr. Lewis is a general partner, and three limited liability companies, in which Mr. Lewis holds a membership interest, as to which shares Mr. Lewis disclaims any beneficial interest, except to the extent of his own pecuniary interest therein.

(5) The Common Shares are held in investment accounts maintained with Davis Selected Advisors, L.P. as of December 31, 2002, and it disclaims any beneficial interest in such shares. Davis Selected Advisors, L.P. has advised that it has sole voting and sole investment power as to all of these shares.

Security Ownership of Management.   The following information is set forth with respect to the Company's Common Shares beneficially owned as of January 31, 2003, by all directors and nominees for election as directors of the Company, each of the named executive officers (as identified on page 10) and by all directors and all individuals who were executive officers of the Company on December 31, 2002, as a group:

Name	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Milton N. Allen	99,981(2)	*
B. Charles Ames	215,982(3)	*
Alan R. Bauer	298,134(4)	*
Charles A. Davis	58,767(5)	*
W. Thomas Forrester	343,131(6)	*
Stephen R. Hardis	70,191(3)	*
Bernadine P. Healy, M.D.	6,000	*
Janet Hill	30,267(7)	*
Jeffrey D. Kelly	22,919(8)	*
Philip A. Laskawy	5,619(9)	*
Peter B. Lewis	20,487,975(10)	9.4%
Norman S. Matthews	86,370(11)	*
Brian J. Passell	110,165(12)	*
Glenn M. Renwick	490,625(13)	*
Donald B. Shackelford	228,273(14)	*
Robert T. Williams	213,814(15)	*
All 23 Executive Officers and Directors as a Group	23,026,537(16)	10.4%

 * Less than 1% of the outstanding Common Shares of the Company.

(1) Includes Common Shares held for executive officers or their spouses under The Progressive Retirement Security Program and currently exercisable stock options held by directors and executive officers under various incentive plans maintained by the Company. Unless otherwise indicated below, beneficial ownership of the Common Shares reported in the table is comprised of both sole voting power and sole investment power, or voting power and investment power that is shared with the spouse and/or minor children of the director or executive officer.

(2) Includes 5,148 Common Shares owned by Mr. Allen's wife and 27,204 Common Shares held by Mr. Allen's wife as trustee for the benefit of his children, as to which shares he disclaims any beneficial interest, and 52,767 Common Shares subject to currently exercisable stock options.

(3) Includes 52,767 Common Shares subject to currently exercisable stock options.

(4) Includes 256,425 Common Shares subject to currently exercisable stock options and 5,849 Common Shares held under The Progressive Corporation Executive Deferred Compensation Plan, as to which shares Mr. Bauer has sole investment power but no voting power.

(5) Includes 28,767 Common Shares subject to currently exercisable stock options.

(6) Includes 278,871 Common Shares subject to currently exercisable stock options and 27,000 Common Shares held by Mr. Forrester as trustee for three trusts established for the benefit of his children.

(7) Includes 28,767 Common Shares subject to currently exercisable stock options.

(8) Includes 14,919 Common Shares subject to currently exercisable stock options.

(9) Includes 2,619 Common Shares subject to currently exercisable stock options and 3,000 Common Shares owned by Mr. Laskawy's wife, as to which shares he disclaims any beneficial interest.

(10) See footnote 4 on page 6.

(11) Includes 46,767 Common Shares subject to currently exercisable stock options.

(12) Includes 101,823 Common Shares subject to currently exercisable stock options.

(13) Includes 338,901 Common Shares subject to currently exercisable stock options and 32,454 Common Shares held under The Progressive Corporation Executive Deferred Compensation Plan, as to which shares Mr. Renwick has sole investment power but no voting power.

(14) Includes 46,767 Common Shares subject to currently exercisable stock options and 20,493 Common Shares held by Mr. Shackelford as trustee of a trust established for the benefit of his daughter.

(15) Includes 192,507 Common Shares subject to currently exercisable stock options and 12,429 Common Shares held under The Progressive Corporation Executive Deferred Compensation Plan, as to which shares Mr. Williams has sole investment power but no voting power.

(16) Includes 2,404,518 Common Shares subject to currently exercisable stock options.

Directors Deferral Plan. Each director of the Company who is not an employee of the Company participates in The Progressive Corporation Directors Deferral Plan, as amended (''Directors Deferral Plan'') (see page 13 for a description of the Directors Deferral Plan). Pursuant to the Directors Deferral Plan, all retainer fees and, if so elected by the director, meeting fees are deferred pursuant to the plan and converted into units that are equivalent in value and dividend rights to the Company's Common Shares. In addition to the ownership of the Company's Common Shares set forth above, as of January 31, 2003, the number of units held by each non-employee director was as follows:

Name	Units Equivalent to Common Shares
Milton N. Allen	138
B. Charles Ames	9,110
Charles A. Davis	5,370
Stephen R. Hardis	30,088
Bernadine P. Healy, M.D.	—
Janet Hill	643
Jeffrey D. Kelly	2,040
Philip A. Laskawy	786
Norman S. Matthews	3,399
Donald B. Shackelford	5,305

Securities authorized for issuance under equity compensation plans. The following information is set forth with respect to the equity compensation plan information at December 31, 2002.

EQUITY COMPENSATION PLAN INFORMATION(1)			
Plan category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders:			
Employee Plans:			
1995 Incentive Plan...............	7,975,978	$33.42	6,990,750
1989 Incentive Plan...............	3,969,022	15.42	—
Directors' Plans:			
1998 Directors' Stock Option Plan ...	193,044	36.19	406,956
1990 Directors' Stock Option Plan ...	150,000	15.98	—
Equity compensation plans not approved by security holders:			
None	—	—	—

(1) In addition to the information set forth in the table, the Company is submitting The Progressive Corporation 2003 Incentive Plan and The Progressive Corporation 2003 Directors Equity Incentive Plan to shareholders for approval at the Annual Meeting of Shareholders. If these plans are approved by shareholders, the number of securities available for future issuance under these plans will be 5,000,000 Common Shares and 350,000 Common Shares, respectively.

Section 16(a) Beneficial Ownership Reporting Compliance. In a Form 5 filed with the Securities and Exchange Commission on February 3, 2003, Milton N. Allen, a director of the Company, reported that during 2000 and 2001, a trust controlled by his wife acquired a total of 154.2582 of the Company's Common Shares (after giving effect to the Company's 3-for-1 stock split in April 2002) in eight (8) transactions pursuant to a brokerage firm's automatic dividend reinvestment plan. The shares so acquired during 2000 should have been reported on a Form 5 filed on or before February 14, 2001, and the shares so acquired during 2001 should have been reported on a Form 5 filed on or before February 14, 2002.

EXECUTIVE COMPENSATION

The following information is set forth with respect to the Company's Chief Executive Officer and the other four most highly compensated executive officers, each of whom was serving as an executive officer at December 31, 2002 (the ''named executive officers''). The titles set forth below reflect positions held at December 31, 2002.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Annual Compensation Salary ($)	Bonus(1) ($)	Long-Term Compensation Awards Securities Underlying Options (#)	All Other Compensation(2) ($)
Glenn M. Renwick(3)	2002	$744,231	$1,834,157	136,077	$ 9,396
President and Chief	2001	676,923	1,376,862	162,213	7,815
Executive Officer	2000	488,462	0	148,752	23,339
W. Thomas Forrester(3)	2002	$447,688	$ 735,551	32,826	$ 9,396
Vice President and	2001	426,538	578,386	56,937	8,316
Chief Financial Officer	2000	397,115	0	75,726	35,221
Robert T. Williams	2002	$413,269	$ 656,685	28,557	$ 8,794
Group President of	2001	397,115	515,456	48,996	8,087
the Agent Business	2000	369,231	0	71,001	30,473
Alan R. Bauer	2002	$372,451	$ 676,743	27,117	$10,245
Group President of	2001	350,324	541,601	46,386	9,919
the Direct Business	2000	350,162	0	66,267	39,367
Brian J. Passell	2002	$358,276	$ 588,647	23,559	$10,006(4)
Group President of	2001	339,808	460,779	42,261	8,316
Claims	2000	294,231	0	56,799	8,187

(1) Includes bonus amounts, if any, deferred under The Progressive Corporation Executive Deferred Compensation Plan.

(2) Except as otherwise disclosed, the reported amounts for 2002 represent employer contributions made during the year under the Company's Retirement Security Program.

(3) Excludes other annual compensation in the form of personal use of corporate aircraft for Messrs. Renwick and Forrester in the amount of $21,547 and $2,318, respectively, since the amounts did not exceed the disclosure threshold of the lesser of $50,000 or 10% of the combined salary and bonus.

(4) In addition to contributions made under the Company's Retirement Security Program, the reported amount includes a $298 anniversary award for 20 years of employment with the Company.

OPTION GRANTS IN LAST FISCAL YEAR

	INDIVIDUAL GRANTS				POTENTIAL REALIZABLE VALUE AT ASSUMED ANNUAL RATES OF STOCK PRICE APPRECIATION FOR OPTION TERM	
Name	Number of Securities Underlying Options Granted(1)(2) (#)	% of Total Options Granted to Employees in 2002	Exercise Price ($/share)	Expiration Date	5% ($)	10% ($)
Glenn M. Renwick	136,077	11.4%	$52.0466	12/31/2011	$4,454,049	$11,287,434
W. Thomas Forrester	32,826	2.7	52.0466	12/31/2011	1,074,455	2,722,880
Robert T. Williams	28,557	2.4	52.0466	12/31/2011	934,723	2,368,771
Alan R. Bauer	27,117	2.3	52.0466	12/31/2011	887,589	2,249,325
Brian J. Passell	23,559	2.0	52.0466	12/31/2011	771,129	1,954,193

(1) Except as otherwise noted, options become exercisable in one-third increments on January 1, 2005, January 1, 2006 and January 1, 2007, subject to accelerated vesting and a ''cash-out'' provision upon the occurrence of any ''change in control'' of the Company or certain similar events described in the 1995 Incentive Plan.

(2) Amounts include 54,429, 16,500, 13,500, 13,500 and 10,500 shares subject to options granted to Messrs. Renwick, Forrester, Williams, Bauer and Passell, respectively, which have a fixed vesting date of January 1, 2007, with a provision for accelerated vesting if certain predetermined performance objectives are achieved prior to such date, as described on page 15.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at 12/31/02 (#) Exercisable/Unexercisable		Value of Unexercised In-the-Money Options at 12/31/02 ($) Exercisable/Unexercisable	
Glenn M. Renwick	30,300	$1,099,133	Exercisable Unexercisable	261,117 453,255	Exercisable Unexercisable	$8,088,799 6,854,734
W. Thomas Forrester	—	—	Exercisable Unexercisable	225,429 205,260	Exercisable Unexercisable	7,412,035 3,310,240
Robert T. Williams	20,700	982,857	Exercisable Unexercisable	145,740 180,414	Exercisable Unexercisable	4,792,354 2,990,389
Alan R. Bauer	—	—	Exercisable Unexercisable	206,136 181,134	Exercisable Unexercisable	6,728,976 2,887,805
Brian J. Passell	17,400	687,317	Exercisable Unexercisable	66,390 144,129	Exercisable Unexercisable	1,226,788 2,338,048

Pension Plans

The Company has a two-tiered Retirement Security Program (''RSP''). The RSP is a defined contribution pension plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended (''ERISA'') and a qualified plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (''Code'') and covers all employees who meet requirements as to age and length of service. The first tier of the RSP provides employer contributions of 1% to 5% of annual eligible compensation up to the Social Security wage base, based on years of eligible service, which may be invested by participants in any of the investment funds available under the plan. The second tier is a long-term savings plan under which the Company matches, amounts contributed to the plan by each employee up to a maximum of 3% of the employee's eligible compensation, which also may be invested by participants in any of the investment funds available under the plan. All named executive officers are eligible to participate in the RSP, and contributions made by the Company on their behalf are included in ''All Other Compensation'' in the Summary Compensation Table on page 10.

Separation Plans and Agreements

The named executive officers, as well as substantially all other regular, non-temporary employees of the Company and its subsidiaries, are eligible to participate in The Progressive Corporation Separation Allowance Plan ("Separation Plan"). The Separation Plan provides payments to eligible employees whose employment is involuntarily terminated as a result of a reduction in force or a reorganization, as defined in the Separation Plan. Payments are based on compensation in effect immediately prior to termination and years of service and cannot exceed an aggregate of two years of compensation. The Separation Plan is a welfare benefit plan within the meaning of ERISA. All payments under the Separation Plan are made from the general assets of the Company and its subsidiaries. Individual employment or separation arrangements may supplement or supersede the Separation Plan in whole or in part.

The named executive officers, and certain other senior managers of the Company, are eligible to participate in The Progressive Corporation Executive Separation Allowance Plan ("Executive Separation Plan"). The Executive Separation Plan provides payments to eligible employees whose employment is involuntarily terminated for reasons other than resignation (including retirement), job elimination, reduction in force or reorganization, death, disability, unsatisfactory job performance or misconduct, as defined in the Executive Separation Plan, provided the employee signs a separation agreement and general release and delivers it to the Company within 90 days after the termination date. Payments are based on compensation in effect immediately prior to termination. For Messrs. Renwick, Forrester, Williams, Bauer and Passell, payments will equal one year's annual salary plus a single year's bonus payment as determined by a formula contained in the Executive Separation Plan. The Executive Separation Plan is a welfare benefit plan within the meaning of ERISA. All payments under the Executive Separation Plan are made from the general assets of the Company and its subsidiaries. Individual employment or separation arrangements may supplement or supersede the Executive Separation Plan in whole or in part.

Messrs. Renwick, Forrester, Williams, Bauer, Passell and three other executive officers have entered into Employment Agreements with the Company. Pursuant to the Employment Agreements, these executive officers will continue to be employed by the Company and receive compensation and benefits for a three-year period upon a Change of Control, as defined in the Employment Agreements. The compensation during this three-year period will be not less than the salary, bonus and other benefits and incentives that any such executive officers were receiving prior to the Change in Control. In the event that such executive officer's employment is terminated prior to the end of such three-year employment period without cause and for reasons other than death or disability, such executive officer would be entitled to receive from the Company a payment equal to (i) the salary, bonus and certain benefits accrued through the date of termination, plus (ii) an amount equal to the greater of (a) two times the total of the executive's annual base salary and the highest annual bonus earned by the executive during the three years immediately preceding the Change of Control or during the employment period after the Change of Control, or (b) four times the executive's annual base salary, minus (iii) the amounts paid or to be paid under any severance plan(s) then in effect. In addition, such executive officer will be eligible to receive certain benefits from the Company for a two-year period after termination. Each Employment Agreement also includes a provision requiring the Company, under certain circumstances, to make an additional payment to the executive officer (the "Gross-Up Payment") in the event that any payments or distributions made by the Company upon a Change in Control of the Company (the "Payments") are determined to be subject to an excise tax imposed by the Internal Revenue Code. The amount of the Gross-Up Payment will be calculated such that after the payment of all taxes, interest and penalties on the Payments and the Gross-Up Payment, such executive officer will retain a portion of the Gross-Up Payment equal to the excise tax imposed.

Pursuant to Non-Qualified Stock Option Agreements covering stock options granted on or after May 16, 1996, any such stock option granted to an employee who thereafter retires from the Company and, at the time of his retirement, meets certain age and years of service requirements ("Qualified Retirement") will be subject to the following provisions: (a) any such stock option which is vested on the date of such retirement ("Qualified Retirement Date") will remain in effect and may be exercised, in whole or in part, at any time between the Qualified Retirement Date and the date on which such stock option expires under the applicable Non-Qualified Stock Option Agreement ("Expiration Date"); (b) 50% of any unvested stock option will remain in effect, will vest and become exercisable on the date on which such stock option is scheduled to vest under the applicable Non-Qualified Stock Option Agreement ("Vesting Date") and may be exercised by the employee, in whole or in part, at any time between the Vesting Date and the Expiration Date; and (c) the remaining 50% of the unvested stock option will terminate on the Qualified Retirement Date.

Directors' Fees and Plans

Each member of the Board of Directors who is not an employee of the Company currently receives an annual director's fee of $8,000 (''Retainer Fee''). In addition, each such director receives fees for attendance at meetings of the Board and those committees of the Board of which he is a member (''Meeting Fees''). Directors currently receive $3,000 for attendance at each regular meeting of the Board and $1,000 for attendance at each special meeting, unless attendance is by telephone, in which case the fee is $500 for all participants. Each member of a Board committee receives $1,000 for attendance at each meeting of a Board committee, except that the committee chairman receives $1,500 for attendance at each such meeting, unless attendance is by telephone, in which case the fee is $500 for all participants. Audit committee members receive $1,000, and the Committee chairman receives $1,500, for participation in each scheduled telephone conference briefing on financial and operating results, which conferences are held each month during which a regular Audit committee meeting is not scheduled. Directors also receive $2,000 for attendance at certain meetings of the Company's senior managers.

Each director of the Company who is not an employee of the Company participates in The Progressive Corporation Directors Deferral Plan, as amended (''Directors Deferral Plan''). Each participant in the Directors Deferral Plan may elect, annually, to defer receipt of all or a portion of his Meeting Fees for the following year until the date designated by the director in accordance with the plan. A participating director may elect to have such deferred fees credited to or allocated between (a) a cash account which will earn interest at a rate equal to the rate of interest on new 3-month certificates of deposit, and (b) a stock account under which the deferred fees are converted into units equivalent in value and dividend rights to the Company's Common Shares. Account balances may not be transferred from one account to another. All such accounts will be distributed in cash, in a lump sum or installments, when and as designated by the participating director at the time of election or, if earlier, upon the death of the director. All Retainer Fees are deferred, credited to a stock account and distributed in cash on a date designated by the participating director in accordance with the terms of the plan. All account balances of a director will be distributed to his beneficiary upon his death. However, if any director ceases to serve as such for any reason other than death, disability or removal without cause prior to the expiration of his current term, all Retainer Fees credited to his stock account during such term are forfeited.

Each director who is not an employee of the Company is eligible to receive awards under The Progressive Corporation 1998 Directors' Stock Option Plan (''Directors' Stock Plan''). The Directors' Stock Plan authorizes the issuance of up to 600,000 Common Shares, subject to adjustment for stock splits and similar events. The option exercise price per Common Share equals the fair market value of the Common Shares on the date of grant. The term of each such stock option is ten years commencing on the date of grant. Options become exercisable six months and one day following the date of grant and are not transferable. Upon the death of a participating director, his stock options may be exercised by his estate, at any time during the one-year period immediately following the date of his death, to the extent then exercisable. During 2002, the Company granted stock options under this plan of 2,619 shares each to nine directors.

COMPENSATION COMMITTEE REPORT

Executive Compensation Policy

The Company's executive compensation program is administered under the direction of the Compensation Committee of the Board of Directors (the ''Committee''). The Committee is currently comprised of three independent, non-employee directors.

The executive compensation program is designed to promote the following objectives:

- Attract, retain and motivate executives who can significantly contribute to the success of the Company.

- Reward the achievement of important selected business objectives that have been approved by the Board.

- Provide a rational, consistent and competitive executive compensation system that is well understood by those to whom it applies.

- Tie a significant portion of executive compensation to the long-term performance of the Company's Common Shares.

The Committee believes that if these objectives are consistently achieved, shareholder value will be enhanced over time.

Executive Compensation Program

For 2002, the Company's executive compensation program was designed to base compensation on corporate, business unit and/or individual performance. Performance objectives and related measurements, as well as the compensation awards that would result from various levels of performance, were clearly defined in advance.

The Company's executive compensation program consists of three components: salary, annual bonus and long-term incentives through equity-based awards. The Company's objective is to pay its executives competitive base salaries and to provide variable compensation (consisting of equity-based awards and the potential for an annual bonus) that can take total direct compensation to the upper tiers of compensation paid by comparable companies if the Company and, if applicable, the executive's assigned business unit meet or exceed challenging performance goals. Variable compensation is a larger part of total compensation at more senior levels of the organization and is discussed in more detail below.

The Company sets executive salaries and variable compensation using data obtained from national compensation surveys for a broad range of companies of like size and revenue in many different industries. Since the Company competes for executive level personnel on a nationwide basis with companies in a variety of industries, the compensation data utilized are not limited to companies included in the P/C Group referred to on page 18.

In addition to the executive compensation program, executive officers participate in the Company's health and retirement plans that are available on the same basis to all regular employees of the Company who satisfy minimum eligibility requirements.

Salary Component

Executive officers receive a salary based on their responsibilities and potential at market levels indicated by compensation survey data. Salaries are reviewed annually and may be adjusted upward or downward for changes in job responsibilities, market conditions and the individual's performance. Better performance generally results in an increased salary, subject to the limits of the salary range established by the Company.

Annual Bonus Component

The Company's compensation program includes the opportunity for each executive to earn an annual cash bonus. The annual bonus program has been designed to reward participants appropriately for current corporate and/or business unit performance.

In 2002, Alan R. Bauer, W. Thomas Forrester, Brian J. Passell, Glenn M. Renwick and Robert T. Williams participated in the 1999 Executive Bonus Plan (''Executive Bonus Plan''), which has been in effect since 1999. Under the Executive Bonus Plan, a target annual bonus amount, which varied by position, was established for each participant. In 2002, for

Mr. Renwick, the target annual bonus amount was 150% of salary; and for Messrs. Bauer, Forrester, Passell and Williams, the target annual bonus amount was 100% of salary.

Awards under the Executive Bonus Plan were determined by reference to one or more of the following quantitative components: A Business Segment Performance Component and a Weighted Average Business Segment Performance Component.

The Agent Business Segment Performance Component included Agent Auto (including Strategic Alliances Agent Auto), Agent Special Lines and Commercial Vehicle (all sources). The Direct Business Segment Performance Component included Auto Pro (including Strategic Alliances Direct Auto), Internet and Direct Special Lines. The performance of each such Business Segment was measured by a Gainsharing Matrix, which assigned a score to various combinations of profitability (as measured by the Gainsharing Combined Ratio) and growth (based on year-to-year change in net earned premium) outcomes. A separate Gainsharing Matrix was established for each of the Business Segments.

The Weighted Average Business Segment Performance Component was determined on the basis of the performance results for each of the Agent and Direct Business Segments, which were then weighted, based on the net earned premiums generated by each such Business Segment during the Plan year, and the weighted results were combined to produce a Performance Score, which was used to calculate the Annual Payment.

An appropriate combination of Bonus Components was selected for each participant, and the selected Bonus Components were weighted, based on such participant's assigned responsibilities. The combination of the selected Bonus Components, and their relative weightings, differed for each of the participating executives, depending on the nature and scope of their assigned responsibilities. A bonus award equal to the target annual bonus resulted if designated goals were met. Actual awards could range from 0% to 200% of the target annual bonus amount, depending on the extent to which performance fell short of or exceeded the designated goals.

In 2002, all other officers and qualified employees (approximately 22,260) of the Company, including eight executive officers, participated in the Company's 2002 Gainsharing Plan (''Gainsharing Plan''). The Gainsharing Plan is substantially similar to the Executive Bonus Plan. Under the Gainsharing Plan, awards were based on performance in achieving profitability and growth targets, as measured by the Gainsharing Matrix, for each of the Agent and Direct Business Segments. The Business Segments performance results were weighted in proportion to the amount of net earned premium contributed by each such Business Segment and the weighted performance results were combined to produce a Performance Score, which was used to calculate the Annual Gainsharing Payment.

Long-Term Incentive Component

In 2002, the executive compensation program included long-term incentives through the grant of non-qualified stock options. This component is designed to encourage the long-term retention of key executives and to align executive compensation directly with the long-term enhancement of shareholder value. Stock option grants are intended to focus the executive on managing the Company from the perspective of an owner. The named executive officers and approximately 610 other management employees of the Company received stock option awards in 2002. The value of a stock option depends directly on the future performance of the Company's Common Shares, since it has value to the recipient only if and to the extent that the price of the Company's Common Shares increases above the option exercise price.

In 2002, two forms of non-qualified stock options were granted to management employees. Traditional time-based stock options were granted to the named executive officers and approximately 610 other management employees of the Company. In addition, the named executive officers and approximately 47 other senior managers received stock option grants with the vesting date determined, in part, upon the achievement of specific business results.

Both forms of the stock options have an exercise price which is equal to the market price of the Company's Common Shares on the date of grant, have a ten-year term and may be exercised at any time after vesting until the expiration of the options' term. The time-based stock options vest in equal annual increments, from three to five years after the date of grant. The performance-based stock options will vest and become exercisable upon the date which is the earlier of (1) the date of the public dissemination of a news release reporting earnings for the Company and its subsidiaries for the first calendar year or quarter as of which the Company and its subsidiaries have generated net earned premiums of $10 billion or more over a period consisting of four consecutive calendar quarters at a combined ratio of less than 100, or (2) January 1, 2007.

Stock option awards have been made annually. A target award value, which varies by position, was established for each executive officer in order to bring total targeted compensation to the upper tiers of compensation paid by comparable companies. In 2002, for the Company's executive officers, these target award values ranged from 175 – 500% of salary, depending on job classification. The target award value was then divided by a value per share developed through a modified Black-Scholes pricing model to determine the number of option shares to be awarded. In 2002, the pricing model valued the stock options awarded to executive officers at $27.559 per share, which is 52.95% of the per share exercise price of $52.0466. (All references to number of shares and stock price in this Report have been adjusted to reflect the Company's three-for-one stock split on April 22, 2002.) The following assumptions were used to derive the ratio: 10-year option term, .406 annualized volatility rate, 5.27% risk free rate of return and .30% dividend yield, and an assumed annual attrition factor of 3% for each of the 5 years prior to full vesting.

Beginning in 2003, the Company plans to grant restricted stock to executives as the primary long-term incentive component of compensation, instead of stock options. Under a restricted stock grant, the executive is awarded shares of the Company's common stock, subject to certain restrictions on vesting and transferability. Restricted stock may vest according to a traditional time-based formula or based on the achievement of certain performance goals, as established by the Committee at the time of the grant. The Committee believes that the benefits of moving to restricted stock as the primary long-term incentive for Company executives include: achieving a better alignment of the interests of executives and shareholders; enhancing executives' understanding of the value of the equity component of their compensation; and increasing the accuracy and transparency of the Company's financial reporting, since the accounting treatment and valuation of restricted stock is less subjective as compared with stock options.

Chief Executive Officer Compensation

Glenn M. Renwick, the Company's President and Chief Executive Officer, received cash compensation in the amount of $2,578,388 for 2002, consisting of an annual salary of $744,231 and an annual bonus award of $1,834,157, in addition to the non-cash compensation.

Mr. Renwick's annual bonus target for 2002 was $1,116,347, an amount equal to 150% of his salary. For Mr. Renwick, 100% of his bonus target was based on the Weighted Average Business Segment Performance Component. In 2002, the Company's Agency Business Segment achieved a performance score of 1.518, based on a Gainsharing Combined Ratio of 92.7 with 23% growth in net earned premiums, and the Company's Direct Business Segment achieved a performance score of 1.980, based on a Gainsharing Combined Ratio of 91.2 and 32% growth in net earned premiums. The performance scores for the two Business Segment were weighted 73% for the Agent Business Segment and 27% for the Direct Business Segment, based on the relative percentage of total net earned premiums generated by each such Business Segment, and the weighted performance scores were combined to produce an overall performance score of 1.643 for this Performance Component. Mr. Renwick therefore earned 164.30% of target, or $1,834,157, as his annual bonus.

For the long-term incentive component of his compensation, on March 13, 2002, Mr. Renwick was awarded stock options to purchase 136,077 of the Company's Common Shares at a price of $52.0466 per share. This award included a time-based stock option to purchase 81,648 Common Shares and a performance-based stock option to purchase 54,429 Common Shares. With respect to the time-based stock option award, assuming that none of the award's forfeiture provisions are triggered, one-third of this award will vest on each of January 1, 2005, January 1, 2006 and January 1, 2007. The performance-based stock option award will vest on the earlier of the date on which the achievement of the applicable performance objectives, as described above, is publicly announced or January 1, 2007, provided none of the award's forfeiture provisions are triggered prior to vesting. These awards were determined in accordance with the stock option formula described above.

Omnibus Reconciliation Act of 1993

Section 162(m) of the Internal Revenue Code limits to $1 million per year the deduction allowed for Federal income tax purposes for compensation paid to the chief executive officer and the four other most highly compensated executive officers of a public company (''Deduction Limit''). This Deduction Limit does not apply to compensation paid under a plan that meets certain requirements for ''performance-based compensation.'' To qualify for this exception, (a) the compensation must be payable solely on account of the attainment of one or more pre-established objective performance goals;

(b) the performance goals must be established by a compensation committee of the board of directors that is comprised solely of two or more ''outside directors''; (c) the material terms of the performance goals must be disclosed to and approved by shareholders before payment; and (d) the compensation committee must certify in writing prior to payment that the performance goals and any other material terms have been satisfied.

Compensation attributable to a stock option award is deemed to satisfy the requirements for ''performance-based compensation'' if the award is made by a compensation committee comprised solely of two or more ''outside directors,'' the plan under which the award has been granted is approved by shareholders and states the maximum number of shares with respect to which options may be granted to any employee during a specified period and, under the terms of the option, the amount of compensation the employee could receive is based solely on an increase in the value of the stock after the date of the award.

It is the Company's policy to structure its incentive compensation programs to satisfy the requirements for the ''performance-based compensation'' exception to the Deduction Limit and, thus, to preserve the full deductibility of all compensation paid there under, to the extent practicable. The Company's stock incentive plans, as well as the 1999 Executive Bonus Plan, have been submitted to and approved by the Company's shareholders. Compensation awards under these Plans, other than time-based restricted stock awards, are designed to satisfy the requirements of the ''performance-based compensation'' exception to the Deduction Limit. Restricted stock awards that vest on a time-based formula will not satisfy the ''performance-based compensation'' exception and will be subject to the Deduction Limit. In addition, although salaries and any perquisites are subject to approval of the Committee, they will not be submitted to a vote of shareholders and will also be subject to the Deduction Limit. Accordingly, if the total of any executive's remuneration which does not satisfy the ''performance-based compensation'' exception, e.g., salary and compensation attributable to time-based restricted stock awards, exceeds $1 million in any year, the Company will not be entitled to deduct the amount that exceeds $1 million.

Summary and Concluding Remarks

The Committee believes that executive compensation should be linked to the creation of shareholder value. The Company's executive compensation program thus includes significant long-term incentives, through equity-based awards, which are tied to the long-term performance of the Company's Common Shares. The Committee recognizes, however, that while stock prices may reflect corporate performance over the long term, other factors, such as general economic conditions and varying investors' attitudes toward the stock market in general, and specific industries in particular, may significantly affect stock prices at any point in time. Accordingly, the annual cash components of the program, consisting of salary and annual bonus, emphasize individual performance and the realization of defined business objectives, which are independent of short-range fluctuations in the stock price.

The executive compensation program thus has been designed to align executive compensation with both the Company's business goals and long-term shareholder interests. The Committee believes that the program, as implemented, is balanced and consistent with these objectives. The Committee will continue to monitor the operation of the program and cause the program to be adjusted and refined, as necessary, to ensure that it continues to support both corporate and shareholder goals.


COMPENSATION COMMITTEE

Norman S. Matthews, Chairman
Charles A. Davis
Janet Hill


PERFORMANCE GRAPH

The following performance graph compares the performance of the Company's Common Shares (''PGR'') to the Standard & Poor's 500 Index (''S&P Index'') and the Value Line Property/Casualty Industry Group (''P/C Group'') for the last five years.

Cumulative Five-Year Total Return*

PGR, S&P Index, P/C Group
(Performance Results through 12/31/2002)



Cumulative Total Return as of December 31, of each year (assumes $100 was invested at the close of trading on December 31, 1997)					
	1998	**1999**	**2000**	**2001**	**2002**
PGR	$141.65	$ 61.31	$ 87.19	$125.75	$125.63
S&P Index	128.58	155.63	141.47	124.65	97.10
P/C Group	101.52	84.77	117.42	122.16	126.49

* Assumes reinvestment of dividends.

Source: Value Line, Inc.

ITEM 2: APPROVAL OF AMENDMENT TO THE COMPANY'S AMENDED ARTICLES OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED COMMON SHARES FROM 300,000,000 TO 600,000,000

The Board of Directors has approved, subject to approval by the Company's shareholders, an amendment to the Company's Amended Articles of Incorporation ("Amended Articles") to increase the number of Common Shares, $1.00 par value, which the Company is authorized to issue from 300,000,000 to 600,000,000. The Board of Directors recommends that shareholders approve the amendment.

The full text of the first paragraph of Article FOURTH of the Amended Articles reflecting this amendment is attached to this proxy statement as Exhibit A. The following description of the amendment is qualified in its entirety by reference to Exhibit A.

Background

Under the Amended Articles, the Company is currently authorized to issue up to 300,000,000 of its Common Shares. As of December 31, 2002:

- 218,010,216 of the Company's Common Shares were outstanding,

- 25,192,549 Common Shares were reserved for issuance under various stock option plans and other employee benefit plans maintained by the Company (although only 12,288,044 of such shares are currently subject to outstanding stock options or other awards),

- 12,098,583 Common Shares were held in treasury, and

- a balance of 44,698,652 Common Shares remained authorized, unissued and not subject to reservation under the Company's benefit plans.

In addition, if shareholders approve the Company's proposed 2003 Incentive Plan and 2003 Directors Equity Incentive Plan as described elsewhere in this Proxy Statement, an additional 5,350,000 Common Shares will be reserved for issuance under those plans, and the remaining balance of Common Shares which are authorized, unissued and not reserved would have been reduced to 39,348,652 shares as of December 31, 2002.

Although the Company currently has no plan or commitment that would result in the sale or issuance of additional Common Shares (other than as permitted under the Company's existing employee benefit plans or as proposed under the plans described in this Proxy Statement), the Board believes that the number of Common Shares currently available for issuance is insufficient to meet the future needs of the Company. Accordingly, the Board is requesting that shareholders approve an increase in the number of authorized Common Shares from 300,000,000 to 600,000,000.

Reason for and Effects of Proposed Amendment

The Board of Directors believes that it is desirable to have additional authorized but unissued Common Shares available for possible future share dividends or splits, employee benefit plans and programs, financing and acquisition transactions and other general corporate purposes. A recent example of the use of authorized Common Shares occurred in April 2002, when the Company issued 147,023,154 Common Shares to shareholders in the form of a stock dividend pursuant to a 3-for-1 stock split. Other examples include the Company's issuance of 27,000,000 Common Shares (after adjusting for the 2002 stock split) in December 1992 upon the conversion of a series of convertible debentures then outstanding, and the Company's sale of 14,850,000 Common Shares (after adjusting for the 2002 stock split) to the public in July 1993.

There can be no assurance that additional stock dividends or splits will occur in the future, or that the Company will sell or distribute additional Common Shares to raise capital, support employee benefit plans or complete acquisitions. Nonetheless, the Board believes that it is in the best interest of the Company to have authorized but unissued Common Shares available for these and other corporate purposes if conditions warrant such sales, distributions or other transactions. Once approved by shareholders, such authorized but unissued Common Shares could be issued by the Board of Directors without further action by the shareholders, unless shareholder approval is required by applicable law or the rules of any stock exchange on which the Company's securities may then be listed. The Company's Common Shares are currently listed on the New York Stock Exchange.

Notwithstanding the Company's purpose in increasing the number of authorized Common Shares available for issuance as described above, the existence of authorized and unissued Common Shares might also have the effect of discouraging an attempt by another person or entity, through the acquisition of a substantial number of the Company's Common Shares, to acquire control of the Company with a view to carrying out a merger, sale of the Company's assets or similar transaction, since the issuance of additional Common Shares by the Company could be used to dilute the share ownership or voting rights of such person or entity. Further, any of such authorized but unissued Common Shares could be privately placed with or otherwise issued to persons supporting incumbent management, making a change in control of the Company more difficult.

Description of Capital Shares

The Company's Amended Articles currently authorize the following capital shares:

- 300,000,000 Common Shares, $1.00 par value, of which 218,215,011 were issued and outstanding at February 28, 2003,

- 20,000,000 Serial Preferred Shares, without par value ("Serial Preferred Shares"), none of which are currently outstanding, and

- 5,000,000 Voting Preference Shares, without par value ("Voting Preference Shares"), none of which are currently outstanding.

Serial Preferred Shares and Voting Preference Shares are referred to collectively herein as "Preferred Shares".

Because the Company is a holding company, a substantial amount of its assets consists of the Company's equity interest in its subsidiaries. The Company's rights, and consequently the rights of the Company's creditors and shareholders, to participate in the assets of any subsidiary upon the latter's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors, except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary, other than as a holder of the subsidiary's outstanding shares of capital stock.

In addition, as a holding company, a major source of the Company's internally generated cash flow is dividends paid to it by its subsidiaries, many of which are regulated insurance companies. Insurance statutes in many states impose limitations on the ability of regulated insurance companies to pay dividends and transfer assets to their affiliates, including a parent company. Such statutes may also require that the department of insurance or similar state agency give its prior approval before the payment of dividends by the Company's regulated insurance company subsidiaries to the Company or its affiliates, which approval may or may not be granted. Accordingly, the Company's ability to meet its obligations and pay dividends on its outstanding shares may be adversely affected by any such limitations or prior approval requirements.

Common Shares

Subject to the rights of the Company's creditors and the holders of any outstanding Preferred Shares, the holders of Common Shares are entitled to receive such dividends as may be declared by the Board of Directors and to share ratably in any assets of the Company available for distribution upon liquidation. There are no preemptive rights, conversion rights, redemption provisions or sinking fund provisions with respect to the Common Shares.

Holders of Common Shares are entitled to one vote per share. Upon compliance by holders of Common Shares with certain statutory notice provisions, holders of Common Shares are entitled to cumulate their votes in the election of Directors.

The additional Common Shares for which authorization is sought would have the same rights and privileges as the Common Shares currently outstanding.

Preferred Shares

The Board of Directors of the Company is empowered to authorize the issuance of Serial Preferred Shares and Voting Preference Shares, each of which may be issued in one or more series. Preferred Shares may be issued by the Company if and when the Board of Directors deems it desirable without further shareholder action. No Preferred Shares are currently outstanding, and the Company has no present plan to issue any Preferred Shares.

All series of Serial Preferred Shares or Voting Preference Shares, when issued, would rank equally and would be identical in all respects, except that (i) the rights of holders of Serial Preferred Shares and Voting Preference Shares may differ as to voting rights and provisions for certain consents, and (ii) the Board of Directors may fix with respect to each such series of Preferred Shares, prior to issuance thereof, the following terms:

• the designation of the series,

• the authorized number of shares of the series, subject to certain increases and decreases as determined by the Board of Directors from time to time,

• the dividend rate or rates of the series,

• the date or dates from which dividends will accrue and (if applicable) be cumulative and the dates on which and the period or periods for which dividends, if declared, will be payable,

• the redemption rights and prices, if any,

• the terms and amounts of the sinking fund, if any,

• the amount payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company,

• whether the shares of the series will be convertible into Common Shares or shares of any other class and, if so, the conversion rate or rates or price or prices, any adjustments thereof and all other terms and conditions upon which such conversion may be made, and

• the restrictions on the issuance of shares of the same or any other class or series.

All series of Preferred Shares would rank, as to dividend and liquidation rights, senior to Common Shares. Holders of Preferred Shares would have no preemptive rights to purchase or subscribe for any additional Preferred Shares or other securities of the Company.

The holders of Serial Preferred Shares would have no voting rights, except as otherwise provided by law and as specifically provided in the Amended Articles with respect to certain matters affecting the Serial Preferred Shares.

The holders of Voting Preference Shares would (i) be entitled to one vote per share, (ii) vote as a class with the Common Shares (except as otherwise provided by law or the Amended Articles), (iii) have voting rights with respect to certain matters affecting the Voting Preference Shares substantially similar to those specifically provided to holders of Serial Preferred Shares, and (iv) have special voting rights with respect to certain extraordinary transactions involving the Company. In particular, under the Company's Amended Articles, the affirmative vote or consent of holders of at least two-thirds of the Voting Preference Shares at the time outstanding would be necessary to carry out a merger or consolidation with the Company, the sale of all or substantially all of the Company's assets and certain other transactions.

The ability of the Board of Directors to issue Preferred Shares without the approval of shareholders provides the Company with flexibility in connection with financings, acquisitions and other corporate purposes. Nevertheless, the issuance of Preferred Shares could adversely affect the voting power or other rights of the holders of Common Shares. For example, issuance of Preferred Shares could result in there being a class of shares more senior to Common Shares with respect to dividends and distributions in liquidation. Preferred Shares could also be issued with a right to convert into Common Shares and, upon the exercise of any such conversion right, could result in the dilution of voting power and the net income and book value per share attributable to the previously outstanding Common Shares of the Company.

In addition, the issuance of Preferred Shares could have the effect of delaying, deferring or preventing a change in control of the Company. The ability of the Company's Board of Directors to issue Preferred Shares might discourage an attempt by another person or entity, through the acquisition of a substantial number of Common Shares, to acquire control of the Company with a view to effecting a merger, sale of the Company's assets or similar transaction, since the issuance of Preferred Shares which are convertible into Common Shares could be used to dilute the share ownership of a person or entity seeking to obtain or maintain control of the Company. Moreover, a private placement or other issuance of Voting

Preference Shares to or with persons supporting current management of the Company could deter an unsolicited tender offer or other attempt by others to acquire control of the Company with a view to effecting a merger or consolidation with the Company, sale of all or a substantial part of the Company's assets or similar transaction, because the terms of the Voting Preference Shares provide that any such transaction requires the approval by a two-thirds vote of the holders of the Voting Preference Shares. As a result, a vote by the holders of the Voting Preference Shares could block a merger, sale of the Company's assets or similar transaction which a majority of the holders of Common Shares of the Company believes desirable.

Corporate Governance Provisions that Could Discourage a Change of Control; Ohio Laws regarding Control Share Acquisitions and Merger Moratorium

Certain other provisions of the Company's Amended Articles, the Company's Code of Regulations and Ohio corporation law could also have the effect of delaying, deferring or preventing a merger, tender offer or other change in control of the Company or the replacement of its directors and management, as discussed below.

Business Combination Approval Requirements. The Company's Amended Articles contain requirements for approval of certain business combinations involving the Company. These provisions require that any merger and certain other business combination transactions involving the Company and any holder of 20% or more of the Company's Common Shares (''Related Party'') cannot be completed unless the transaction is approved by the affirmative vote of the holders of 75% of the Common Shares having voting power with respect to any such proposal and by the affirmative vote of the holders of a majority of the Common Shares having voting power with respect to any such proposal excluding the Common Shares owned by the Related Party. The Amended Articles further provide, however, that this shareholder approval requirement will not apply if either (i) the transaction is approved by a majority of the Company's ''Continuing Directors'' (as defined in the Amended Articles), or (ii) a ''fair price'' requirement has been satisfied. Under the ''fair price'' provision, the cash or other consideration to be paid for each of the Company's Common Shares acquired in the transaction cannot be less than the highest per share price paid by the Related Party in acquiring any of the Company's Common Shares. These provisions may not be amended or repealed except by the vote of holders of 75% of the Common Shares having voting power with respect to any such proposal. As of January 31, 2003, the executive officers and directors of the Company beneficially owned approximately 10.4% of the outstanding Common Shares.

Structure of Board of Directors. The Company's Code of Regulations provides that the Board of Directors is to be divided into three classes of directors serving staggered three-year terms. In addition, the Code of Regulations requires the vote of at least 75% of the voting power of the Company to increase or decrease the number of directors, requires advance written notice to the Company of any shareholder nominations for the election of directors, and provides that the affirmative vote of at least 75% of the voting power of the Company is required to amend or repeal the foregoing provisions. These provisions, taken either separately or together, would make it more difficult and time-consuming for an interested party to elect its own nominees to the Company's Board of Directors.

Removal of Directors. The Code of Regulations also currently provides that directors may be removed without cause only by the affirmative vote of 75% of the voting power of the Company with respect to the election of directors. This provision would prevent a shareholder possessing a majority, but less than 75%, of the voting power of the Company from unilaterally removing directors and replacing them with its own representatives.

Ohio Control Share Acquisition Law. Ohio corporation law requires prior shareholder approval of any ''control share acquisition'' of certain Ohio corporations, including the Company. A ''control share acquisition'' is defined as the acquisition of one-fifth, one-third or a majority of the voting power of the corporation in the election of directors. Under these provisions, any person who proposes to make a control share acquisition of the Company is required to notify the Company in advance of the proposed transaction and, upon receipt of such notice, the Company must call a special meeting of shareholders to vote on the transaction. A two-fold quorum requirement would have to be met at the meeting: both the holders of a majority of the voting shares, and the holders of a majority of the voting shares after excluding shares held by the acquiring person, certain directors and officers of the Company and certain other holders who have acquired a large block of the Company's stock after public disclosure of the proposed control share acquisition, would have to be present in person or by proxy at the meeting. The proposed acquisition could proceed only if it is approved by a majority of both of these quorums. The notice, special meeting and shareholder approval requirements must be met each time a person's holdings, after giving effect to the proposed share purchase, would exceed any of the one-fifth, one-third or majority voting power thresholds.

Ohio Merger Moratorium Law. Ohio corporation law includes ''merger moratorium'' provisions that, in general, prohibit certain Ohio corporations, including the Company (an ''issuing public corporation''), from entering into a merger, consolidation or other specified transaction (''regulated transaction'') with any person who, together with related parties, has the right to exercise 10% or more of the voting power of the issuing public corporation in the election of directors (''interested shareholder''), for a period of three years after the date on which such person became an interested shareholder (''share acquisition date''). These provisions do not apply, however, if prior to such share acquisition date, the directors of the issuing public corporation approved either the regulated transaction or the purchase of shares which resulted in such person becoming an interested shareholder. After the three-year period, the issuing public corporation may engage in a regulated transaction with the interested shareholder only if (a) the directors of such corporation had approved the purchase of shares by the interested shareholder prior to such share acquisition date, (b) the transaction is approved by the affirmative vote of the holders of at least two-thirds of the voting power of the issuing public corporation (or such other proportion as the articles may provide) and by at least a majority of the disinterested shares, or (c) certain ''fair price'' requirements are satisfied with the respect to the consideration payable in the transaction to the holders of disinterested shares.

The Company and its shareholders are subject to the existing provisions of the Company's Amended Articles and Code of Regulations, and to the Ohio ''control share acquisition'' and ''merger moratorium'' laws, whether or not shareholders approve the proposed amendment to increase the number of authorized Common Shares. The proposed amendment is not part of a comprehensive plan of the Board or management to implement a series of ''anti-takeover'' measures, and neither the Board nor management presently intends to propose any other or additional amendments to the Company's Amended Articles or Code of Regulations that may have such an effect.

Vote Required for Approval

Under Ohio corporation law, the affirmative vote of a majority of the outstanding Common Shares is required for approval of this proposal.

The Board of Directors recommends that shareholders vote FOR this proposal.

ITEM 3: PROPOSAL TO APPROVE THE PROGRESSIVE CORPORATION 2003 INCENTIVE PLAN AND THE PERFORMANCE GOALS SET FORTH THEREIN

General

The Board of Directors adopted The Progressive Corporation 2003 Incentive Plan (the ''2003 Incentive Plan'' or the ''Plan'') on January 31, 2003, subject to approval of the Company's shareholders. The 2003 Incentive Plan is intended to provide equity-based compensation to executive officers and other key employees of the Company, its subsidiaries and affiliates. In addition, the Plan includes certain performance goals that the Company will use to define the vesting period for performance-based equity awards when such awards are granted under the Plan. If approved by shareholders, the 2003 Incentive Plan will become effective immediately. The Plan and the performance goals are discussed in more detail below. The full text of the 2003 Incentive Plan will be filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2002. The following description of the material features of the 2003 Incentive Plan is qualified in its entirety by reference to the text of the 2003 Incentive Plan.

The Company's executive compensation program, which is discussed in more detail beginning on page 14 of this Proxy Statement, contemplates annual awards of equity-based incentives to executives and other key employees of the Company and its subsidiaries. The grant or award of equity-based incentives is intended to enable the Company to attract, retain and reward key employees and to strengthen the mutuality of interests between key employees and the Company's shareholders.

In recent years, equity-based incentives granted by the Company to executives and other key employees have been in the form of non-qualified stock options granted under The Progressive Corporation 1995 Incentive Plan (the ''1995 Plan'') and, prior to that, The Progressive Corporation 1989 Incentive Plan, as amended and restated (the ''1989 Plan''). Each of the 1995 Plan and the 1989 Plan was previously approved by the Company's shareholders. The 1995 Plan allows the Company to issue stock options and other stock-based awards, including stock appreciation rights, restricted stock, deferred stock and stock purchase rights. Awards previously made under the 1995 Plan remain outstanding at this time, and additional awards may be granted by the Company under the 1995 Plan until that plan expires by its terms on February 10, 2005. The 1989 Plan, pursuant to which the Company was authorized to grant similar equity-based awards, expired on April 27, 2000, although certain awards made under the 1989 Plan still remain outstanding at this time. Approval of the 2003 Incentive Plan by shareholders will not affect the rights of employees or former employees with respect to any outstanding stock options or other awards previously granted under the 1995 Plan or the 1989 Plan.

As previously announced, beginning in 2003, the Company plans to grant restricted stock in lieu of stock options as the primary equity-based incentives for executives and other key employees. The Company believes that, among other benefits, the transition from stock options to restricted stock awards will result in a better alignment between the interests of executives and other key employees and the Company's shareholders, will permit recipients to more easily understand the value of the grants received and will promote the accuracy and transparency of the Company's financial reporting. Furthermore, in addition to restricted stock which will vest upon the expiration of a specified period of time, the Company anticipates granting to certain executives and other key employees restricted stock which will vest upon the satisfaction by the Company, a subsidiary and/or a business unit of certain performance goals established by the Compensation Committee of the Board of Directors (the ''Committee''). Such performance-based equity compensation is an integral part of the Company's executive compensation program.

While the Company is currently authorized to issue restricted stock under the 1995 Plan, the issuance of performance-based restricted stock under the 1995 Plan may result in the Company's inability to deduct some of the compensation earned by certain senior executives for Federal income tax purposes, due to the limitations set forth in Section 162(m) of the Internal Revenue Code. (A more detailed discussion of Section 162(m) and its application to performance-based restricted stock awards is included below under ''Shareholder Approval Requirements''.) In order to maintain the maximum deductibility of compensation resulting from performance-based restricted stock awards, Section 162(m) requires (among other things) that the Plan and the Plan's performance goals (which are described in more detail below under ''Restricted Stock'') be approved by the Company's shareholders. In addition, the 1995 Plan will expire in February 2005. If the 1995 Plan expires without shareholder approval of a substitute equity compensation plan, the Company will be put at a competitive disadvantage in attracting, retaining and motivating its executives and other key employees. Accordingly, the Board of Directors believes that the 2003 Incentive Plan, if approved by shareholders, will allow the Company to provide appropriate equity-based incentives for its executives and other key employees, while maximizing the deductibility of such compensation for Federal income tax purposes and providing an appropriate replacement for the 1995 Plan upon its expiration.

Approval of the 2003 Incentive Plan will not replace, amend, or modify the 1995 Plan. The Company, therefore, will continue to have the right to award restricted stock, stock options and other stock-based compensation in accordance with the terms of the 1995 Plan, until that plan's expiration in February 2005. The Company currently anticipates continuing to make such awards under the 1995 Plan. Under the 1995 Plan, the Company is authorized to issue up to 15,000,000 Common Shares (as adjusted to give effect to the Company's 3-for-1 stock split in April 2002). As of December 31, 2002, stock options and other awards with respect to an aggregate of 8,009,250 Common Shares had been exercised or were outstanding under the 1995 Plan, leaving 6,990,750 shares available for issuance under that plan.

Shareholder Approval Requirements

The 2003 Incentive Plan is being submitted to the Company's shareholders for approval pursuant to Section 162(m) and Section 422 of the Internal Revenue Code, as amended (the ''Code''), and the listing standards of the New York Stock Exchange.

Section 162(m) of the Code limits to $1 million per year the deduction allowed for Federal income tax purposes for remuneration paid to a ''covered employee'' of a public company (''Deduction Limit''). Under Section 162(m), the term ''covered employee'' includes the chief executive officer and the four other most highly compensated executive officers. The Deduction Limit applies to remuneration which does not qualify for any of the limited number of exceptions provided for in Section 162(m).

Under Section 162(m), the Deduction Limit does not apply to ''performance-based compensation'' if the following requirements are met: (a) the compensation must be payable on account of the attainment of one or more pre-established objective performance goals; (b) the performance goals must be established by a compensation committee of the Board of Directors that is comprised solely of two or more ''outside directors''; (c) the material terms of the compensation and performance goals must be disclosed to and approved by shareholders before payment; and (d) the compensation committee must certify in writing that the performance goals have been satisfied prior to payment.

Accordingly, for covered employees, any income resulting from a restricted stock award will generally be exempt from the Deduction Limit only if the grant vests upon the achievement of one or more pre-established objective performance goals, the material terms of which are approved by shareholders, and which otherwise satisfies the requirements set forth in Section 162(m) of the Code. Restricted stock that vests after the expiration of a specific period of time, rather than upon the achievement of pre-established performance goals, will not be exempt from the Deduction Limit, and the income realized in connection with such time-based restricted stock will be included, together with other non-exempt compensation, to determine whether a specific covered employee's compensation exceeds the $1 million Deduction Limit.

Stock options, on the other hand, are generally treated as ''performance-based compensation'' which is exempt from the Deduction Limit of Section 162(m), provided that the exercise price is equal to or greater than the fair market value of the employer's stock on the date of grant. Under these circumstances, the amount earned, if any, results solely from an increase in the employer's stock price. The awards must be approved by a board committee comprised solely of outside directors. Further, to qualify for the exemption, the material terms of the plan must be disclosed to and approved by shareholders and the plan must state the maximum number of shares that may be awarded to any employee under the plan within a specified period.

It is the Company's policy to structure its incentive compensation programs to satisfy the requirements for the ''performance-based compensation'' exception to the Deduction Limit and, thus, to preserve the full deductibility of all compensation paid there under, to the extent practicable. As a consequence, the Board has directed that the 2003 Incentive Plan and the performance goals contained therein be submitted to the Company's shareholders for approval in order to satisfy the requirements for the ''performance-based compensation'' exception to the Deduction Limit for all grants made to covered employees under the Plan, other than restricted stock which vests on a time-based formula. Pursuant to the 2003 Incentive Plan, all grants will be determined by a committee of the Board of Directors comprised solely of outside directors. If approved by shareholders, the Plan and the performance goals will become effective on the date of such approval, and compensation attributable to performance-based restricted stock, and stock options with an exercise price equal to or greater than the fair market value of the Company's Common Shares on the date of grant, awarded under the Plan will not be subject to the Deduction Limit.

Section 422 of the Code provides, among other requirements, that shareholders approve plans providing for the award of incentive stock options in order for such awards to qualify as incentive stock options under the Code. Although the Company does not at this time intend to award incentive stock options to executives or other key employees, the approval of the 2003 Incentive Plan by shareholders will qualify any such incentive stock options under Section 422 of the Code in the event that, in the future, the Company determines that incentive stock options should become part of its executive compensation strategy.

In addition, companies that are listed on the New York Stock Exchange (''NYSE''), including the Company, are required to comply with the requirements of the NYSE's listing standards to maintain their listing. Among other requirements, NYSE-listed companies must obtain shareholder approval for any stock option or purchase plan, or any other arrangement, by which officers or directors may acquire stock. There are limited exceptions to this shareholder approval requirement for specific plans or transactions, but none of these exceptions is applicable to the 2003 Incentive Plan. Accordingly, the Company is seeking shareholder approval of the 2003 Incentive Plan as required by the NYSE's listing standards.

If the shareholders fail to approve the 2003 Incentive Plan, the Plan will not become effective. However, the 1995 Plan will remain in effect until February 10, 2005, and the Company would continue granting equity-based awards to key employees in accordance with the terms of the 1995 Plan. Such awards could include restricted stock that vests based on the satisfaction of performance goals, even though some or all of the compensation earned there under by ''covered employees'' might be subject to the Deduction Limit under Section 162(m) of the Code. In addition, the Board of Directors could consider adopting other incentive programs without shareholder approval, provided the Company may do so in compliance with the NYSE's listing standards and applicable laws, in order to maintain the competitiveness of the Company's executive compensation program, and some or all of the compensation earned under such a program might likewise be subject to the Deduction Limit.

Administration

The 2003 Incentive Plan will be administered by the Committee. The Committee consists of not less than three directors of the Company, all of whom are ''outside'' directors, as defined in Section 162(m) of the Code, and ''non-employee'' directors, as defined in Rule 16b-3 under the Securities Exchange Act of 1934 (the ''1934 Act''). Committee members serve at the pleasure of the Board.

The Committee will have full power to interpret and administer the 2003 Incentive Plan and full authority to select the individuals to whom awards will be granted and to determine the type and amount of awards to be granted, the consideration (if any) to be paid for such awards, the timing of such awards, the terms and conditions of awards granted, and the terms and conditions of the related award agreements which will be entered into with any executive or other key employee to whom an award is granted under the Plan (''Participant'').

The Committee will also have the authority to adopt, alter, change and repeal such rules, regulations, guidelines and practices governing the 2003 Incentive Plan as it deems advisable, to interpret the terms and provisions of the Plan and any award issued under the Plan (and any award agreement relating thereto), and otherwise to supervise the administration of the Plan.

Eligibility

Officers and other key employees of the Company and its subsidiaries and affiliates (but excluding members of the Committee and any other person who serves only as a director) who are responsible for or contribute to the management, growth or profitability of the business of the Company, its subsidiaries or affiliates (''Eligible Persons'') will be eligible to receive awards under the Plan. ''Affiliates'' is defined under the Plan to mean any entity (other than the Company and its subsidiaries) that is designated by the Board as a participating employer under the Plan.

Stock Subject to the Plan

The total number of the Company's Common Shares, $1 par value, reserved and available for awards under the 2003 Incentive Plan will be 5,000,000 shares, although this number may be adjusted as discussed below. This amount is in addition to the shares still available for distribution under the 1995 Plan, as discussed above. Any stock issued under the 2003 Incentive Plan may consist, in whole or in part, of authorized and unissued shares or treasury shares. The closing price of the Company's Common Shares on the New York Stock Exchange on February 28, 2003, was $52.01 per share.

No Participant may be granted awards under the 2003 Incentive Plan with respect to an aggregate of more than 200,000 shares of stock (subject to adjustment as described below) during any calendar year.

If any stock subject to any award granted under the 2003 Incentive Plan is forfeited, or an award otherwise terminates or expires without the issuance of stock, the stock that is subject to such award will again be available for distribution in connection with future awards under the Plan, unless the Participant has received dividends or other ''benefits of ownership'' with respect to such stock as defined in the Plan. In such a case, the shares which were the subject of the award in question will not be available for future awards.

In the event of any merger, reorganization, consolidation, recapitalization, share dividend, share split, reverse share split, combination of shares or other change in the corporate or capital structure of the Company affecting the Company's Common Shares, an appropriate substitution or adjustment will be made in (i) the aggregate number of shares of stock reserved for issuance under the 2003 Incentive Plan, (ii) the maximum number of shares that may be subject to awards granted under the Plan to any Eligible Person during any calendar year or other period, (iii) the number and option exercise price of shares subject to outstanding options granted under the Plan, and (iv) the number of shares subject to restricted stock awards granted under the Plan, as may be approved by the Committee to prevent dilution or enlargement of rights.

Restricted Stock

Subject to the terms and conditions of the 2003 Incentive Plan, restricted stock may be awarded to Eligible Persons at any time and from time to time as determined by the Committee. The Committee will determine the individuals to whom, and the time or times at which, grants of restricted stock will be made; the number of shares of restricted stock to be awarded to each Eligible Person; the price (if any) to be paid by the Eligible Person; whether the awards will consist of time-based restricted stock or performance-based restricted stock, or a combination thereof; the period or periods within which such restricted stock awards may be subject to restrictions and forfeiture; and the other terms and conditions of such awards in addition to those set forth in the Plan. As to time-based restricted stock, the Committee will also determine the time periods and other conditions upon which such restricted shares will vest.

Performance Goals

For restricted stock awards that are performance based, the Committee will establish the objective performance goals and any other conditions that must be satisfied as a condition to vesting under the 2003 Incentive Plan. Such performance goals will be based on one or more of the following measures, as determined by the Committee: earned premiums, operating income, net income, underwriting income, combined ratio and/or other operating ratios (including loss ratio, loss adjustment expense ratio and/or expense ratio). Performance goals may be measured on a Company-wide, subsidiary or business-unit basis, or any combination thereof, as determined by the Committee. Performance goals may also reflect the performance of the Company, a subsidiary or business unit alone, or may involve a relative comparison of such performance to the performance of a peer group of entities or other external measure selected by the Committee.

As discussed above, for purposes of maximizing the deductibility of compensation earned under performance-based restricted stock awards, Section 162(m) of the Code requires (among other matters) that these performance goals must be disclosed to and approved by shareholders before the grant of the applicable award. Accordingly, as a part of the approval of the 2003 Incentive Plan by shareholders, the Board of Directors is also seeking shareholder approval of the performance goals set forth in the 2003 Incentive Plan and described above for purposes of satisfying the Section 162(m) requirements.

General Terms and Conditions for Restricted Stock Awards

Restricted stock awarded under the 2003 Incentive Plan will be subject to the following terms and conditions and will contain such additional terms and conditions as the Committee deems advisable:

- The purchase price for shares of restricted stock will be determined by the Committee at the time of grant and may be equal to their par value or zero.

- The Participant must accept the award of restricted stock by executing a Restricted Stock Award Agreement, delivering an executed copy of the Restricted Stock Award Agreement to the Company and paying the required purchase price (if any).

- Each Participant of a restricted stock award will receive a stock certificate registered in his or her name and bearing a legend referring to the terms, conditions and restrictions applicable to such award.

- The Participant will deliver to the Company, or its designee, the stock certificates evidencing such shares of restricted stock with a related stock power. The Company will hold the certificates until the restrictions have lapsed or any conditions to the vesting of such award have been satisfied.

- At the discretion of the Company, any shares of restricted stock awarded under the Plan may be issued and held in book entry form. In such event, no stock certificates evidencing such shares will be issued to the Participant.

- Restricted stock awards may include either time-based or performance-based restricted stock, or both. Awards of time-based restricted stock will vest, and all restrictions thereon will terminate, upon the lapse of a period of time specified by the Committee at the time of grant, provided all other conditions to vesting have been met. Performance-based restricted stock awards will vest and all restrictions thereon will terminate upon the certification by the Committee of the achievement of the specified performance goals, provided all other conditions to vesting have been met.

- Subject to the provisions of the 2003 Incentive Plan and the related award agreement, a Participant will not be permitted to sell, transfer, pledge, assign or otherwise encumber the shares of restricted stock awarded during the period specified by the Committee at the time of grant. This restriction period must be a minimum of six months and one day in duration (the ''Minimum Restriction Period'') and may be a function of time or the achievement of specified performance goals, or both, as determined by the Committee at the time of the grant. Subject to these limitations, the Committee, in its sole discretion, may provide for the lapse of such restrictions in installments and may accelerate or waive such restrictions, in whole or in part, based on service, performance or such other factors and criteria as the Committee may determine, provided that any such action does not affect any performance-based award held by a Participant who is subject to Section 162(m) of the Code.

- Except as described above and as provided in the Plan or the applicable award agreement, with respect to the shares of restricted stock awarded, a Participant will have all of the rights of a shareholder of the Company, including the right to vote the stock and the right to receive any dividends declared by the Board of Directors. At the time of the award, the Committee may permit or require the payment of cash dividends to be deferred and, if the Committee so determines, reinvested in additional restricted stock to the extent shares are then available or otherwise reinvested. Stock dividends issued with respect to restricted stock will be treated as additional shares of restricted stock that are subject to the same restrictions and other terms and conditions that apply to the shares with respect to which such dividends are issued.

- No restricted stock will be transferable by the Participant other than by will or by the laws of descent and distribution, except that, if determined by the Committee at the time of grant and so provided in the award agreement, a Participant may transfer restricted stock during his or her lifetime to certain family members and related entities, provided that no consideration is paid for the transfer and that the transfer would not result in the loss of any exemption under Rule 16b-3 of the 1934 Act with respect to any restricted stock. The transferee of restricted stock will be subject to all restrictions, terms and conditions applicable to the restricted stock prior to its transfer, except that no further transfers will be permitted other than by the laws of descent and distribution.

- If a Participant's employment by the Company or any subsidiary or affiliate terminates by reason of death, any restricted stock held by such Participant at the time of death will thereafter vest or any restrictions lapse, to the extent such restricted stock would have become vested or no longer subject to restriction within one year from the time of death had the Participant continued to fulfill all of the conditions of the restricted stock award during such period. However, if the vesting of an award is conditioned on or subject to the achievement of specified performance goals, such performance goals must be achieved prior to the earlier of the expiration of such one year period or the expiration date of the award, subject in all cases to the Minimum Restriction Period requirement. The balance of the restricted stock will be forfeited.

- If a Participant's employment by the Company or any subsidiary or affiliate terminates by reason of disability (as defined in the Plan), any restricted stock then held by such Participant will thereafter vest or any restriction lapse, to the extent such restricted stock would have become vested or no longer subject to restrictions within one year from the time of such termination had the Participant continued to fulfill all of the conditions of the restricted stock award during such period. However, if the vesting of an award is conditioned on or subject to the achievement of specified performance goals, such performance goals must be achieved prior to the earlier of the expiration of such one year period or the expiration date of the award, subject in all cases to the Minimum Restriction Period requirement. The balance of the restricted stock will be forfeited.

- Unless otherwise determined by the Committee at or after the time of granting any award, and except for a ''qualifying retirement'' (discussed below), if a Participant's employment by the Company or any subsidiary or affiliate terminates for any reason other than death or disability, all restricted stock held by such Participant which is unvested or subject to restriction at the time of such termination will be forfeited at such time.

- If a Participant's employment with the Company or any of its subsidiaries or affiliates terminates for any reason other than death, disability or the Participant's involuntary termination for cause (as defined in the Plan), and if immediately prior to the date of termination of employment (i) the Participant is 55 years of age or older, and (ii) the sum of the Participant's age and completed years of service as an employee of the Company or its subsidiaries or affiliates (disregarding fractions in both cases) totals 70 or more (a ''qualifying retirement''), the following provisions will apply:

  ° All shares of restricted stock awarded to the Participant which have vested as of the date of the qualifying retirement will be free of restrictions.

  ° With respect to any time-based restricted stock award which has not vested, effective as of the Participant's retirement date: (a) the award will remain in effect with respect to fifty percent (50%) of the shares covered thereby, and such award will vest on the Participant's retirement date and such shares will be free of restrictions as of the vesting date; and (b) the award will be terminated with respect to the remaining fifty percent (50%) of the shares covered thereby.

  ° With respect to any performance-based restricted stock award which has not vested, effective as of the Participant's retirement date: (a) the award will remain in effect with respect to fifty percent (50%) of the shares covered thereby and will vest upon the achievement of the related performance goals (unless an award expires according to its terms prior to the satisfaction of the performance goals, in which event the award will terminate and applicable shares of restricted stock will be forfeited); and (b) the award will terminate as to the remaining fifty percent (50%) of the shares covered thereby. However, if the Participant is the Chief Executive Officer or a member of his or her direct reporting group, and such person has given the Company written notice at least one (1) full year prior to his or her qualifying retirement, no unvested performance-based restricted stock awards will terminate upon such retirement, and one hundred percent (100%) of the shares covered by such awards will remain in effect and will vest upon the achievement of the related performance goals (unless an award expires according to its terms prior to the satisfaction of the performance goals, in which event the award will terminate and applicable shares of restricted stock will be forfeited).

Notwithstanding the foregoing, if the Committee determines that the Participant is or has engaged in any disqualifying activity (as defined below), then (1) to the extent that any restricted stock award held by such Participant has vested as of the disqualification date (as defined below), the Participant will have the right to receive all shares of restricted stock which are vested as of such date and (2) to the extent that any restricted stock award held by such Participant has not vested as of the disqualification date, the award will terminate, and all related shares will be forfeited, as of such date. Any determination by the Committee, which may act upon the recommendation of the Chief Executive

Officer or other senior officer of the Company, that the Participant is or has engaged in any disqualifying activity, and as to the disqualification date, will be final and conclusive.

For purposes of this provision, the term "disqualifying activity" is defined in the Plan to include, among other activities:

- directly or indirectly being an owner, officer, employee, advisor or consultant to a company that competes with the Company or its subsidiaries or affiliates to an extent deemed material by the Committee, or

- disclosure to third parties or misuse of any confidential information or trade secrets of the Company, its subsidiaries or affiliates, or

- any material violation of the Company's Code of Business Conduct and Ethics or any other agreement between the Company and the Participant, or

- failing in any material respect to perform his or her assigned responsibilities as an employee of the Company or any of its subsidiaries or affiliates, as determined by the Committee, in its sole judgment, after consulting with the Chief Executive Officer.

The ownership of less than 2% of the outstanding voting securities of a publicly traded corporation which competes with the Company or any of its subsidiaries or affiliates will not constitute a disqualifying activity.

The term "disqualifying date" is defined in the Plan as the earliest date as of which the Participant engaged in any disqualifying activity, as determined by the Committee.

- Any Participant who is then eligible to participate in The Progressive Corporation Executive Deferred Compensation Plan or any other deferral plan adopted or maintained by the Company may elect to defer all or any portion of any restricted stock awards granted to him or her under this Plan, subject to and in accordance with the terms of the applicable deferral plan.

Stock Options

Stock options may be granted under the 2003 Incentive Plan to Eligible Persons as determined by the Committee. The Committee will select the individuals to whom, and the time or times at which, grants of stock options will be made, the number of shares which may be purchased under each stock option, the time or times at which stock options will vest and become exercisable, and the other terms and conditions of the stock options in addition to those described below.

The Committee will have the authority to grant either incentive stock options or non-qualified stock options, subject to the requirements of the Plan. Incentive stock options are stock options intended to satisfy the requirements of Section 422 of the Code or any successor thereto. Non-qualified stock options are stock options which do not qualify as incentive stock options.

General Terms and Conditions of Stock Option Awards

Options granted under the Plan will be evidenced by Option Award Agreements approved by the Committee, and will be subject to the following terms and conditions and such additional terms and conditions as the Committee deems advisable:

- The option exercise price per share of stock which may be purchased under a non-qualified stock option will be determined by the Committee at the time of grant and will not be less than 100% of the fair market value of the stock on the date of grant. The option exercise price per share of stock which may be purchased under an incentive stock option will be determined by the Committee at the time of grant and will be not less than 100% of the fair market value of the stock at the date of grant or 110% of the fair market value of the stock at the date of grant in the case of a Participant who at the date of grant owns shares possessing more than ten percent of the total combined voting power of all classes of stock of the Company or its parent or subsidiary corporations (as determined under Section 424(d), (e) and (f) of the Code) (a "10% Participant").

- The term of each stock option ("Option Term") will be determined by the Committee at the time of grant and may not exceed ten years from the date the option is granted (or, with respect to incentive stock options, five years in the case of a 10% Participant).

- Stock options will be exercisable at such time or times, and subject to such terms and conditions, which may include, without limitation, the satisfaction of one or more performance goals, as determined by the Committee at or after the grant. Except as provided below, and unless otherwise determined by the Committee at or after grant, no stock option may be exercised prior to six months and one day following the date of grant. If any stock option is exercisable only in installments, or only after a specified vesting date, the Committee may accelerate or waive, in whole or in part, such installment exercise provisions or vesting date, at any time at or after the grant based on such factors as the Committee may determine.

- Subject to the installment exercise provisions that apply with respect to such stock option, the six month and one day holding period described above and any other conditions to vesting, stock options may be exercised, in whole or in part, at any time during the Option Term, by giving to the Company written notice of exercise specifying the number of shares of stock to be purchased.

- The notice must be accompanied by payment in full of the option exercise price of the shares of stock for which the option is exercised. Subject to the following sentence, unless otherwise determined by the Committee, in its sole discretion, at or after grant, payment, in full or in part, of the option exercise price of (i) incentive stock options may be made in the form of unrestricted stock then owned by the Participant and (ii) non-qualified stock options may be made in the form of unrestricted stock then owned by the Participant or stock that is part of the non-qualified stock option being exercised. Notwithstanding the foregoing, any election by a Participant who is subject to Section 16 of the 1934 Act to satisfy such payment obligation, in whole or in part, with unrestricted stock then owned by such Participant or stock that is part of the non-qualified stock option being exercised shall be subject to prior approval by the Committee, in its sole discretion. The value of each such share surrendered or withheld will equal the fair market value of the stock on the date the option is exercised, as defined in the 2003 Incentive Plan.

- In addition to the payment of the option exercise price, no later than the date as of which an amount first becomes includable in the gross income of the Participant for federal income tax purposes with respect to any award under the Plan, the Participant will be required to pay to the Company, or make arrangements satisfactory to the Committee regarding the payment of, any federal, state or local taxes or other items of any kind required by law to be withheld with respect to such amount. Subject to the following sentence, unless otherwise determined by the Committee, withholding obligations may be settled with stock, including unrestricted stock previously owned by the Participant or stock that is part of the award that gives rise to the withholding requirement. Notwithstanding the foregoing, any election by a Participant who is subject to Section 16 of the 1934 Act to settle such tax withholding obligation with stock that is previously owned by the Participant or part of such award shall be subject to prior approval by the Committee, in its sole discretion. The obligations of the Company under the Plan shall be conditional on such payment or arrangements and the Company and its subsidiaries and affiliates, to the extent permitted by law, shall have the right to deduct any such taxes from any payment of any kind otherwise due to the Participant.

- Except as provided in the next sentence, no stock option may be transferred other than by will or by the laws of descent and distribution, and all stock options will be exercisable, during the Participant's lifetime, only by the Participant or by the Participant's authorized legal representative if the Participant is disabled. If determined by the Committee at the time of grant and so provided in the applicable award agreement, a Participant may transfer a stock option during his or her lifetime to certain family members or related entities, provided that no consideration is paid for the transfer and that the transfer would not result in the loss of any exemption under Rule 16b-3 under the 1934 Act with respect to any stock option. The transferee of a stock option will be subject to all restrictions, terms and conditions applicable to the stock option prior to its transfer, except that no further transfers will be permitted other than by the laws of descent and distribution.

- If any Participant's employment is terminated by reason of death, any stock option then held by the Participant may thereafter be exercised, to the extent such option was exercisable at the time of death or would have become exercisable within one year from the time of death had the Participant continued to fulfill all conditions of the option during such period (or on such accelerated basis as the Committee may determine at or after grant), by the estate of the Participant for a period of one year (or such other period as the Committee may specify at or after grant) from the date of death; provided that, if the vesting of such option is conditioned on or subject to the achievement of specified performance goals, such performance goals must be achieved prior to the earlier of the expiration of such one year period or the expiration date of such option. The balance of the stock option will be forfeited.

- If a Participant's employment is terminated by reason of a disability (as defined in the Plan), any stock option then held by such Participant may thereafter be exercised, to the extent such option is exercisable at the time of such termination or would have become exercisable within one year from the time of such termination had the Participant continued to fulfill all conditions of the option during such period (or on such accelerated basis as the Committee may determine at or after grant), by the Participant or by his or her duly authorized legal representative if the Participant is unable to exercise the option as a result of the disability, for a period of one year (or such other period as the Committee may specify at or after grant) from the date of such termination; provided that, if the vesting of such option is conditioned on or subject to the achievement of specified performance goals, such performance goals must be achieved prior to the earlier of the expiration of such one year period or the expiration date of such option; and provided further, that if the Participant dies within such one-year period (or such other period as the Committee may specify at or after grant), any unexercised stock option held by such Participant will thereafter be exercisable by his or her estate (acting through its fiduciary) to the same extent to which it was exercisable at the time of death for a period of one year from the date of death. The balance of the stock option will be forfeited.

- Unless otherwise determined by the Committee at or after the time of granting any stock option, if a Participant's employment by the Company or any subsidiary or affiliate terminates for any reason other than death or disability, all stock options held by such Participant shall thereupon immediately terminate, except that if the Participant is involuntarily terminated by the Company or any subsidiary or affiliate without cause (as defined in the Plan), any such stock option may be exercised, to the extent otherwise exercisable at the time of such termination, at any time during the lesser of two months from the date of such termination or the balance of such stock option's term.

Terms and Conditions Applicable to Incentive Stock Option Awards

The following provisions will be applicable to incentive stock options notwithstanding the general provisions set forth above:

- Only employees of the Company or its subsidiaries will be eligible to receive incentive stock options.

- In the event of the death or disability of a Participant who holds an incentive stock option, the incentive stock option will be exercisable by (i) the Participant's authorized legal representative (if the Participant is unable to exercise the incentive stock option as a result of the Participant's disability) only if, and to the extent, permitted by Section 422 of the Code and Section 16 of the 1934 Act and the rules and regulations promulgated there under and (ii) by the Participant's estate, in the case of death, or authorized legal representative, in the case of disability, no later than 10 years from the date the incentive stock option was granted (or 5 years in the case of a 10% Participant), in addition to any other restrictions or limitations which may apply.

- Anything in the Plan to the contrary notwithstanding, no term or provision of the Plan relating to incentive stock options will be interpreted, amended or altered, nor will any discretion or authority granted under the Plan be exercised, so as to disqualify the Plan under Section 422 of the Code, or, without the consent of the Participant(s) affected, to disqualify any incentive stock option under such Section 422 or any successor Section thereto.

Buyout Provisions

The Committee may at any time buy out, for a payment in cash, stock or restricted stock, any option previously granted, based on such terms and conditions as the Committee may establish and agree upon with the Participant, subject to any applicable laws.

Change In Control Provision

In the event of and upon a ''Change in Control'' or a ''Potential Change in Control'', as defined below:

- any stock options awarded under the 2003 Incentive Plan not previously exercisable and vested will become fully exercisable and vested;

- all restrictions and limitations, if any, applicable to any restricted stock or stock options granted under the Plan will terminate and such restricted stock or stock options will become fully vested; and

- unless otherwise determined by the Committee prior to any Change in Control or Potential Change in Control, the value of all outstanding awards, in each case to the extent vested, will be cashed out on the basis of the ''Change in Control Price'', on the date of any Change in Control or Potential Change in Control.

A ''Change in Control'' will occur when any ''person'' or ''group'', as such terms are defined in the 1934 Act, directly or indirectly, becomes the ''beneficial owner'' (as defined in the 1934 Act or the rules adopted there under) of securities of the Company representing 20 percent or more of the combined voting power of the Company's then outstanding securities. However, the terms ''person'' and ''group'' will not include the Company, any subsidiary of the Company, any employee benefit plan sponsored or maintained by the Company or any subsidiary (including any trustee of such plan acting as trustee), or any director who, on the effective date of the 2003 Incentive Plan, is the beneficial owner of, or has the right to acquire, an amount of stock that is equal to or greater than five percent of the total number of shares of the Company's stock then outstanding. Further, unless otherwise determined by the Board or any committee of the Board, the terms ''person'' and ''group'' will not include any entity or group of entities which has acquired stock of the Company in the ordinary course of business for investment purposes only and not with the purpose or effect of changing or influencing the control of the Company, or in connection with or as a participant in any transaction having that purpose or effect, as demonstrated by the filing by such entity or group of a statement on Schedule 13G (including amendments thereto) pursuant to Regulation 13D under the 1934 Act, as long as such entity or group continues to hold such stock for investment purposes only.

A ''Change in Control'' will also occur when, during any period of 24 consecutive months during the existence of the 2003 Incentive Plan, the individuals who, at the beginning of that period, constitute the Board of Directors (the ''Incumbent Directors'') cease for any reason other than death to constitute at least a majority of the Board. However, a director who was not a director at the beginning of such 24-month period will be considered to be an Incumbent Director if the director was elected by, or on the recommendation or with the approval of, at least two-thirds of the directors who then qualified as Incumbent Directors.

Finally, a ''Change in Control'' will include the occurrence of a transaction requiring shareholder approval for the acquisition of the Company, or any portion of the outstanding equity securities or voting power of the Company, by an entity other than the Company or a subsidiary through purchase of stock or assets, by merger or otherwise.

A change in control will not be deemed to be a Change in Control for purposes of the 2003 Incentive Plan if the Board approves such change prior to either: (i) the commencement of any of the events described above; or (ii) the commencement by any person, other than the Company, of a tender offer for the Company's outstanding shares.

A ''Potential Change in Control'' will occur when:

- the shareholders approve an agreement by the Company, the completion of which would result in a Change in Control of the Company as described above; or

- any entity, person or group (other than the Company, a subsidiary of the Company or any Company employee benefit plan (including any trustee of such plan acting as such trustee)) acquires beneficial ownership, directly or indirectly, of securities of the Company representing five percent or more of the combined voting power of the Company's outstanding securities and the adoption by the Board of a resolution to the effect that a Potential Change in Control of the Company has occurred for purposes of the 2003 Incentive Plan.

As used above, ''Change in Control Price'' means the highest price per share paid in any transaction reported on the New York Stock Exchange Composite Index, or paid or offered in any bona fide transaction related to a Change in Control or Potential Change in Control of the Company, at any time during the 60-day period immediately preceding the occurrence of the Change in Control (or, where applicable, the occurrence of the Potential Change in Control event), in each case as determined by the Committee.

Amendments and Termination

The Board may amend, alter or discontinue the 2003 Incentive Plan at any time, but no such action will impair the rights under any award previously granted under the Plan without the Participant's consent. The Company will submit to the shareholders of the Company, for their approval, any amendments to the Plan which are required to be approved by shareholders, either by law or the rules and regulations of any governmental authority or any stock exchange upon which the stock is then traded. The Company's Common Shares are currently traded on the New York Stock Exchange.

Subject to changes in law or other legal requirements that would permit otherwise, the 2003 Incentive Plan may not be amended without the approval of the shareholders, to (a) increase the total number of shares of stock that may be issued under the Plan or to any individual during any calendar year (except for adjustments described above), (b) permit the granting of stock options with option exercise prices lower than 100% of the fair market value of the stock on the date of the grant, (c) modify the Plan's eligibility requirements or (d) change the performance goals which are specified in the Plan and discussed under ''Restricted Stock'' above.

The Committee, at any time, may amend the terms of any outstanding award, but no such amendment will be made which would impair the rights under an award previously granted without the Participant's consent; nor, in the case of any award of a stock option, will any such amendment reduce the option exercise price relating to such stock option or, in any other case, reduce the purchase price (if any) of the stock which is subject to an outstanding award; nor will any such amendment be made which would make the applicable exemptions provided by Rule 16b-3 under the 1934 Act unavailable to any person holding an award without that person's consent. In addition, no performance-based award may be amended if such amendment would adversely affect the award's qualification as performance-based compensation under Section 162(m) of the Code.

Subject to the above provisions, the Board will have all necessary authority to amend the 2003 Incentive Plan to take into account changes in applicable securities and tax laws and accounting rules, as well as other developments.

Federal Income Tax Consequences of the 2003 Incentive Plan

The following is a brief summary of the general federal income tax consequences of transactions under the 2003 Incentive Plan based on federal income tax laws in effect as of February 28, 2003. This summary is not intended to be exhaustive and does not describe any foreign, state or local tax consequences.

Tax Treatment of Restricted Stock

Unless a Participant makes an election under Section 83(b) of the Internal Revenue Code, restricted stock awards are not included in his or her income until the award vests. At vesting, the Participant is taxed, at ordinary income rates, on the fair market value of the stock on the vesting date. Any subsequent appreciation in the stock price would be taxed at capital gains rates (assuming the stock has been held for a period of more than one (1) year from the date of vesting).

Within 30 days of receipt of a restricted stock award, a Participant may elect, under Section 83(b) of the Internal Revenue Code, to include in ordinary income on the date of receipt of the restricted stock the fair market value of the stock (without taking into account any restrictions other than those which by their terms never lapse) reduced by the amount, if any, that he or she pays for the stock. Any subsequent appreciation would then be eligible for capital gain treatment (assuming the stock has been held for a period of more than one (1) year from the date of grant).

In general, the Company is entitled to a deduction equal to the amount included in the Participant's ordinary income in the year in which such amount is reported for tax purposes by the Participant, provided the Company satisfies applicable withholding and reporting requirements. The amount of the deduction may be limited under Section 162(m) of the Code if a covered employee's non-performance-based compensation exceeds $1 million in any year, which is discussed in more detail beginning on page 25 of this Proxy Statement.

Tax Treatment of Stock Options

Non-Qualified Stock Options.   For stock options that are non-qualified stock options with an exercise price equal to or greater than the fair market value of the Common Shares on the date of grant, generally: (i) no income is realized by the Participant at the time the option is granted; (ii) upon exercise of the option, the Participant realizes ordinary income in an amount equal to the excess, if any, of the fair market value of the shares on the date of exercise over the option exercise price paid for the shares; and (iii) upon disposition of the shares received upon exercise of the option, the Participant recognizes, as either short-term or long-term capital gain or loss, depending upon the length of time that the Participant has held the shares, a gain or loss equal to the difference between the amount realized and the fair market value of the shares on the date of exercise. The Participant's tax basis is equal to the sum of the purchase price of the shares and the amount of income, if any, recognized upon the exercise of such option.

With respect to the exercise of a non-qualified stock option and the payment of the option price by the delivery of Common Shares previously owned by the Participant, the Participant will still realize ordinary income in an amount equal to the excess, if any, of the fair market value of the shares on the date of the exercise over the option exercise price paid for the shares, but with respect to the shares that are surrendered to pay the option exercise price, the following will apply. If the number of Common Shares received by the Participant does not exceed the number of Common Shares surrendered, no taxable income will be realized by the Participant at that time, the tax basis of the Common Shares received will be the same as the tax basis of the Common Shares surrendered, and the holding period of the Participant in the Common Shares received will include his holding period in the Common Shares surrendered. If the number of Common Shares received exceeds the number of Common Shares surrendered, ordinary income will be realized by the Participant at the time in the amount of the fair market value of such excess Common Shares, the tax basis of such excess Common Shares will be such fair market value, and the holding period of the Participant in such Common Shares will begin on the date such Common Shares are transferred to the Participant.

In general, the Company is entitled to a deduction equal to the amount included in the Participant's ordinary income in the year in which such amount is reported for tax purposes by the Participant, provided the Company satisfies applicable withholding and reporting requirements. Generally, stock options with an option exercise price equal to or greater than the fair market value on the date of grant are generally treated as performance-based compensation; consequently, such stock options are normally not subject to the deduction limits relating to non-performance-based compensation under Section 162(m) of the Code.

Incentive Stock Options. No taxable income is realized by the Participant upon the grant or exercise of an incentive stock option. If Common Shares are issued to an Participant pursuant to the exercise of an incentive stock option, and if no disqualifying disposition of such Common Shares is made by such Participant within two years after the date of grant or within one year after the transfer of such shares to the Participant, then (a) upon the sale of such Common Shares, a long-term capital gain or loss will be realized in an amount equal to the difference between the option price and the amount realized by the Participant and (b) no deduction will be allowed to the Participant's employer (i.e., the Company) for federal income tax purposes.

If Common Shares acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of either holding period described above, generally (i) the Participant realizes ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares on the date of exercise (or, if less, the amount realized on the disposition of the shares) over the option price paid for such shares and (ii) the Participant's employer will be entitled to deduct any such amount if the Company satisfies certain federal withholding or reporting requirements. Any further gain (or loss) realized (i.e., the difference between the amount realized and the fair market value of the shares on the date of exercise, in the case of a gain, or the option price, in the case of a loss) by the Participant will be taxed as short-term or long-term capital gain (or loss), as the case may be, and will not result in any deduction for the employer.

For the purposes of computing an Participant's alternative minimum tax, the excess of the fair market value of the Common Shares at the time of exercise over the option price is an item of tax preference (unless there is a disposition of the shares acquired upon exercise of an incentive stock option in the taxable year of exercise) which may, under certain circumstances, result in an alternative minimum tax liability to the Participant.

With respect to the exercise of an incentive stock option and the payment of the option price by the delivery of Common Shares, if the number of shares received does not exceed the number of shares surrendered, no taxable income will be realized by the Participant at that time; the tax basis of the Common Shares received will be the same as the tax basis of the Common Shares surrendered and the holding period (except for purposes of the one-year period referred to above) of the Participant in the Common Shares received will include his holding period in the shares surrendered. If the number of Common Shares received exceeds the number of Common Shares surrendered, no taxable income will be realized by the Participant at that time, such excess Common Shares will be considered incentive stock option stock with a zero basis, and the holding period of the Participant in such shares will begin on the date such shares are transferred to the Participant. If the Common Shares surrendered were acquired as the result of the exercise of an incentive stock option and the surrender takes place within two years from the date of the option or one year after the transfer of Common Shares to the Participant, the surrender will result in the realization of ordinary income by the Participant at that time in the amount of the excess, if any, of the fair market value on the date of exercise of the Common Shares surrendered over the option price of such shares. If any of the Common Shares received are transferred by the Participant, the Participant will be treated as having first disposed of the Common Shares with a zero basis.

Term of Plan

No award will be granted pursuant to the 2003 Incentive Plan on or after January 31, 2013, but awards granted prior to such date may extend beyond that date.

Other Benefit Plans for Executives and Other Key Employees

The Company maintains other benefits and plans to compensate and reward executives and other key employees in addition to their regular salary. Each such employee has the potential to earn an annual cash bonus, is eligible to participate in the Company's Retirement Security Program and may participate in the health and other employee benefit plans that are generally available to regular employees of the Company who satisfy minimum requirements. Certain executives and other key employees may also be eligible to participate in the Company's Executive Deferred Compensation Plan, which permits the employee to defer a portion of the employee's annual cash bonus (if any) to later years. The Company has in recent years also granted executives and other key employees non-qualified stock options on an annual basis under either the 1995 Plan or the 1989 Plan. Further information concerning certain of the Company's annual cash bonus plans can be found beginning on page 14 of this proxy statement, and a description of the Retirement Security Program can be found on page 11 of this proxy statement.

Vote Required for Approval

The affirmative vote of a majority of the votes cast on this proposal, provided the total number of votes cast represents a majority of the outstanding Common Shares, is required for the approval of this proposal.

The Board of Directors recommends that the shareholders vote FOR this proposal.

ITEM 4: PROPOSAL TO APPROVE THE PROGRESSIVE CORPORATION 2003 DIRECTORS EQUITY INCENTIVE PLAN

General

The Progressive Corporation 2003 Directors Equity Incentive Plan (the ''2003 Directors Plan'' or the ''Plan'') was adopted by the Board of Directors on January 31, 2003, subject to approval of the Company's shareholders as required under the Rules of the New York Stock Exchange. The 2003 Directors Plan permits the grant of restricted stock and stock options to directors who are not full-time employees of the Company or its subsidiaries (''Eligible Directors''). The 2003 Directors Plan is intended to enable the Company to attract, retain and reward Eligible Directors and to strengthen the mutuality of interests between such directors and the Company's shareholders by offering such directors equity or equity-based incentives. The Company currently has eleven Eligible Directors.

The Company currently has in place The Progressive Corporation 1998 Directors' Stock Option Plan (the ''1998 Plan''), which was approved by shareholders in 1998 and remains in effect. In addition, the Company previously had in place The Progressive Corporation 1990 Directors' Stock Option Plan, as amended and restated (the ''1990 Plan''), which was approved by shareholders in 1990. The 1990 Plan expired by its terms on April 27, 2000, but stock option grants still remain outstanding under that plan. The 2003 Directors Plan will not replace, amend or modify the 1998 Plan, nor will the 2003 Directors Plan affect the rights of directors with respect to any outstanding stock options previously granted under the 1998 Plan or the 1990 Plan. However, if shareholders approve the 2003 Directors Plan, the Company currently anticipates making no further grants under the 1998 Plan.

The full text of the 2003 Directors Plan will be filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2002. The following description of the material features of the 2003 Directors Plan is qualified in its entirety by reference to the text of the 2003 Directors Plan.

Administration

The 2003 Directors Plan will be administered by the Compensation Committee of the Board of Directors (the ''Committee''). The Committee consists of not less than three directors of the Company, all of whom are ''non-employee'' directors, as defined in Rule 16b-3 under the Securities Exchange Act of 1934 (the ''1934 Act''). Committee members serve at the pleasure of the Board.

The Committee will have full power to interpret and administer the 2003 Directors Plan and full authority to select the individuals to whom awards will be granted and to determine the type and amount of awards to be granted; the consideration, if any, to be paid for such awards, the timing of such awards; the terms and conditions of awards granted; and the terms and conditions of the related award agreements that will be entered into with any Eligible Director to whom an award is granted under the Plan (''Recipient'').

The Committee will also have the authority to adopt, alter, change and repeal such rules, regulations, guidelines and practices governing the 2003 Directors Plan as it deems advisable, to interpret the terms and provisions of the Plan and any award issued under the Plan (and any award agreement relating thereto), and otherwise to supervise the administration of the Plan.

Stock Subject to the Plan

The total number of the Company's Common Shares, $1 par value, reserved and available for awards under the 2003 Directors Plan will be 350,000 shares, although this number may be adjusted as discussed below. No Eligible Director may be granted awards under the 2003 Directors Plan with respect to an aggregate of more than 6,000 shares of stock (subject to adjustment) during any calendar year. Any stock issued under the Plan may consist, in whole or in part, of authorized and unissued shares or treasury shares. The closing price of the Company's Common Shares on the New York Stock Exchange on February 28, 2003, was $52.01 per share.

If any stock subject to any award granted under the 2003 Directors Plan is forfeited, or an award otherwise terminates or expires without the issuance of stock, the stock that is subject to such award will again be available for distribution in connection with future awards under the Plan, unless the Recipient has received dividends or other ''benefits of ownership'' with respect to such stock as defined in the Plan. In such a case, the shares which were the subject of the award in question will not be available for future awards.

In the event of any merger, reorganization, consolidation, recapitalization, share dividend, share split, reverse share split, combination of shares or other change in the corporate or capital structure of the Company affecting the stock, an appropriate substitution or adjustment will be made in (i) the aggregate number of shares of stock reserved for issuance under the 2003 Directors Plan, (ii) the maximum number of shares that may be subject to awards granted under the Plan to any Eligible Director during any calendar year or other period, (iii) the number and option exercise price of shares subject to outstanding options granted under the Plan, and (iv) the number of shares subject to restricted stock awards granted under the Plan, as may be approved by the Committee to prevent dilution or enlargement of rights.

Restricted Stock

Subject to the terms and conditions of the 2003 Directors Plan, restricted stock may be awarded to Eligible Directors at any time and from time to time as determined by the Committee. The Committee will determine the individuals to whom, and the time or times at which, grants of restricted stock will be made; the number of shares of restricted stock to be awarded to each Eligible Director; the price (if any) to be paid by the Eligible Director; the date or dates or conditions upon which restricted stock awards will vest; the period or periods within which such restricted stock awards may be subject to restrictions and forfeiture; and the other terms and conditions of such awards in addition to those set forth in the Plan.

Restricted stock awarded under the 2003 Directors Plan will be subject to the following terms and conditions and will contain such additional terms and conditions as the Committee deems advisable:

- The purchase price for shares of restricted stock will be determined by the Committee at the time of grant and may be equal to their par value or zero.

- The Recipient must accept the award of restricted stock by executing a Restricted Stock Award Agreement, delivering an executed copy of the Restricted Stock Award Agreement to the Company, and paying the required purchase price (if any).

- Each Recipient of a restricted stock award will receive a stock certificate registered in his or her name and bearing a legend referring to the terms, conditions and restrictions applicable to such award.

- The Recipient will deliver to the Company, or its designee, the stock certificates evidencing such shares of restricted stock with a related stock power. The Company will hold the certificates until the restrictions have lapsed or any conditions to the vesting of such award have been satisfied.

- At the discretion of the Company, any shares of restricted stock awarded under the Plan may be issued and held in book entry form. In such event, no stock certificates evidencing such shares will be issued to the Recipient.

- Awards of restricted stock will vest, and all restrictions thereon will terminate, upon the lapse of a period of time specified by the Committee at the time of grant, provided all other conditions to vesting have been met.

- Subject to the provisions of the 2003 Directors Plan and the related award agreement, a Recipient will not be permitted to sell, transfer, pledge, assign or otherwise encumber the shares of restricted stock awarded during the period specified by the Committee at the time of grant, which will not be less than six months and one day. Subject to these limitations, the Committee, in its sole discretion, may provide for the lapse of such restrictions in installments and may accelerate or waive such restrictions, in whole or in part, based on service, performance or such other factors and criteria as the Committee may determine.

- No restricted stock will be transferable by the recipient other than by will or by the laws of descent and distribution, except that, if determined by the Committee at the time of grant and so provided in the award agreement, a Recipient may transfer restricted stock during his or her lifetime to certain family members and related entities, provided that no consideration is paid for the transfer and that the transfer would not result in the loss of any exemption under Rule 16b-3 of the 1934 Act with respect to any restricted stock. The transferee of restricted stock will be subject to all restrictions, terms and conditions applicable to the restricted stock prior to its transfer.

- Except as described above and as provided in the Plan, with respect to the shares of restricted stock awarded, a Recipient has all of the rights of a shareholder of the Company, including the right to vote the stock and the right to receive any dividends declared by the Board of Directors. At the time of the award, the Committee may permit or require the payment of cash dividends to be deferred and, if the Committee so determines, reinvested in additional restricted stock to the extent shares are then available or otherwise reinvested. Stock dividends issued with respect to restricted stock will be treated as additional shares of restricted stock that are subject to the same restrictions and other terms and conditions that apply to the shares with respect to which such dividends are issued.

- If a Recipient dies while serving as a member of the Board, his or her estate will be entitled to receive any shares of restricted stock held by such Recipient at the time of death; such restricted stock will thereafter vest, or any restrictions thereon will lapse, on the vesting date or dates specified in the related award agreement.

- If a Recipient resigns or is removed from the Board due to disability, he or she will be entitled to keep any restricted stock held by him or her at the time of such resignation or removal; such restricted stock will vest, or any restrictions will lapse, on the vesting date or dates specified in the related award agreement.

- Unless otherwise determined by the Committee, at or after the time of granting any restricted stock award, if a director resigns or is removed from the Board for any reason other than death or disability or does not stand for re-election, all restricted stock held by such director which is unvested or subject to restriction at the time of such resignation or removal, or at the time such director leaves the Board, will be forfeited.

Stock Options

Stock options may be granted under the 2003 Directors Plan to Eligible Directors as determined by the Committee. The Committee will select the individuals to whom grants of stock options will be made; the number of shares which may be purchased under each stock option; the time or times at which stock options will vest and become exercisable; and the other terms and conditions of the stock options in addition to those described below. All stock options granted under the Plan will be non-qualified stock options.

Options granted under the Plan will be evidenced by Option Award Agreements approved by the Committee, and will be subject to the following terms and conditions and such additional terms and conditions as the Committee deems advisable:

- The option exercise price per share of stock which may be purchased under a stock option will be determined by the Committee at the time of grant and will not be less than 100% of the fair market value of the stock on the date of grant.

- The term of each stock option (''Option Term'') will be determined by the Committee at the time of grant and may not exceed ten years from the date the option is granted.

- Stock options will be exercisable at such time or times, and subject to such terms and conditions, as determined by the Committee at or after the grant. Except as provided below, and unless otherwise determined by the Committee at or after grant, no stock option may be exercised prior to six months and one day following the date of grant. If any stock option is exercisable only in installments, or only after a specified vesting date, the Committee may accelerate or waive, in whole or in part, such installment exercise provisions or vesting date, at any time at or after the grant based on such factors as the Committee may determine.

- Subject to the installment exercise provisions that apply with respect to such stock option, the six month and one day holding period described above and any other conditions to vesting, stock options may be exercised, in whole or in part, at any time during the Option Term, by giving to the Company written notice of exercise specifying the number of shares of stock to be purchased.

- The notice must be accompanied by payment in full of the option exercise price of the shares of stock for which the option is exercised. Subject to the prior approval of the Committee at or after grant, payment of some or all of the option exercise price may be made in the form of unrestricted stock then owned by the Recipient or stock that is part of the stock option being exercised. The value of each such share surrendered or withheld will equal the fair market value of the stock on the date the option is exercised, as defined in the 2003 Directors Plan.

- No stock option may be transferred other than by will or by the laws of descent and distribution, and all stock options will be exercisable, during the Recipient's lifetime, only by the Recipient or by the Recipient's authorized legal representative if the Recipient is disabled. However, if determined by the Committee at the time of grant and so provided in the applicable award agreement, a Recipient may transfer a stock option during his or her lifetime to certain family members or related entities, provided that no consideration is paid for the transfer and that the transfer would not result in the loss of any exemption under Rule 16b-3 under the 1934 Act with respect to any stock option. The transferee of a stock option will be subject to all restrictions, terms and conditions applicable to the stock option prior to its transfer.

- Any stock option held by a Recipient at the time of his or her death may thereafter be exercised, to the extent such option was exercisable at the time of death or would have become exercisable within one year from the time of death had the Recipient continued to fulfill all conditions of the option during such period (or on such accelerated basis as the Committee may determine at or after grant), by the estate of the Recipient for a period of one year (or such other period as the Committee may specify at or after grant) from the date of death. The balance of the stock option will be forfeited.

- If a Recipient resigns or is removed from the Board due to disability, any stock option then held by such Recipient may thereafter be exercised, to the extent such option is exercisable at the time of such resignation or removal or would have become exercisable within one year from the time of such resignation or removal had the Recipient continued to fulfill all conditions of the option during such period (or on such accelerated basis as the Committee may determine at or after grant), by the Recipient or by his or her duly authorized legal representative if the Recipient is unable to exercise the option as a result of the disability, for a period of one year (or such other period as the Committee may specify at or after grant) from the date of such resignation or removal; provided that if the Recipient dies within such one-year period (or such other period as the Committee may specify at or after grant), any unexercised stock option held by such Recipient will thereafter be exercisable by his or her estate (acting through its fiduciary) to the same extent to which it was exercisable at the time of death for a period of one year from the date of death. The balance of the stock option will be forfeited.

- Unless otherwise determined by the Committee at or after the time of granting of any stock option, if a Recipient resigns or is removed from the Board for any reason other than death or disability, all stock options held by such Recipient will immediately terminate.

The Committee may at any time buy out, for a payment in cash, stock or restricted stock, any option previously granted, based on such terms and conditions as the Committee may establish and agree upon with the Recipient, subject to any applicable laws.

Change In Control Provision

In the event of and upon a ''Change in Control'' or a ''Potential Change in Control'', as defined below:

- any stock options awarded under the 2003 Directors Plan not previously exercisable and vested will become fully exercisable and vested;

- all restrictions and limitations, if any, applicable to any restricted stock or stock options will terminate and such restricted stock or stock options will become fully vested; and

- the value of all outstanding awards, in each case to the extent vested, unless otherwise determined by the Committee prior to any Change in Control or Potential Change in Control, will be cashed out on the basis of the ''Change in Control Price'', on the date of any Change in Control or Potential Change in Control.

A ''Change in Control'' will occur when any ''person'' or ''group'', as such terms are defined in the 1934 Act, directly or indirectly, becomes the ''beneficial owner'' (as defined in the Exchange Act or the rules adopted there under) of securities of the Company representing 20 percent or more of the combined voting power of the Company's then outstanding securities. However, the terms ''person'' and ''group'' will not include the Company, any subsidiary of the Company, any employee benefit plan sponsored or maintained by the Company or any subsidiary (including any trustee of such plan acting as trustee), or any director who, on the effective date of the 2003 Directors Plan, is the beneficial owner of, or has the right to acquire, an amount of stock that is equal to or greater than five percent of the total number of shares of the Company's stock then outstanding. Further, unless otherwise determined by the Board or any committee of the Board, the terms ''person'' and ''group'' will not include any entity or group of entities which has acquired stock of the Company in the ordinary course of business for investment purposes only and not with the purpose or effect of changing or influencing the control of the Company, or in connection with or as a participant in any transaction having that purpose or effect, as demonstrated by the filing by such entity or group of a statement on Schedule 13G (including amendments thereto) pursuant to Regulation 13D under the Exchange Act, as long as such entity or group continues to hold such stock for investment purposes only.

A "Change in Control" will also occur when, during any period of 24 consecutive months during the existence of the 2003 Directors Plan, the individuals who, at the beginning of that period, constitute the Board (the "Incumbent Directors") cease for any reason other than death to constitute at least a majority of the Board. However, a director who was not a director at the beginning of such 24-month period will be considered to be an Incumbent Director if the director was elected by, or on the recommendation or with the approval of, at least two-thirds of the directors who then qualified as Incumbent Directors.

Finally, a "Change in Control" will include the occurrence of a transaction requiring shareholder approval for the acquisition of the Company, or any portion of the outstanding equity securities or voting power of the Company, by an entity other than the Company or a subsidiary through purchase of stock or assets, by merger or otherwise.

A change in control will not be deemed to be a Change in Control for purposes of the 2003 Directors Plan if the Board approves such change prior to either: (i) the commencement of any of the events described above; or (ii) the commencement by any person, other than the Company, of a tender offer for the Company's outstanding shares.

A "Potential Change in Control" will occur when:

- shareholders approve an agreement by the Company, the completion of which would result in a Change in Control of the Company as described above; or

- any entity, person or group (other than the Company, a subsidiary of the Company or any Company employee benefit plan (including any trustee of such plan acting as such trustee)) acquires beneficial ownership, directly or indirectly, of securities of the Company representing five percent or more of the combined voting power of the Company's outstanding securities and the adoption by the Board of a resolution to the effect that a Potential Change in Control of the Company has occurred for purposes of the 2003 Directors Plan.

As used above, "Change in Control Price" means the highest price per share paid in any transaction reported on the New York Stock Exchange Composite Index, or paid or offered in any bona fide transaction related to a Change in Control or Potential Change in Control of the Company, at any time during the 60-day period immediately preceding the occurrence of the Change in Control (or, where applicable, the occurrence of the Potential Change in Control event), in each case as determined by the Committee.

Amendments and Termination

The Board may amend, alter or discontinue the 2003 Directors Plan at any time, but no such action will impair the rights under any award previously granted without the Recipient's consent. The Company will submit to the shareholders of the Company, for their approval, any amendments to the Plan which are required to be approved by shareholders, either by law or the rules and regulations of any governmental authority or any stock exchange upon which the stock is then traded. The Company's Common Shares are currently traded on the New York Stock Exchange.

Subject to changes in law or other legal requirements that would permit otherwise, the 2003 Directors Plan may not be amended without the approval of the shareholders, to (a) increase the total number of shares of stock that may be issued under the Plan or to any individual during any calendar year (except for adjustments described above), (b) permit the granting of stock options with option exercise prices lower than 100% of the fair market value of the stock on the date of the grant or (c) modify the Plan's eligibility requirements.

The Committee may, at any time, amend the terms of any outstanding award, but no such amendment will be made which would impair the rights under an award previously granted without the Recipient's consent; nor, in the case of any award of a stock option, will any such amendment reduce the option exercise price relating to such stock option or, in any other case, reduce the purchase price (if any) of the stock which is subject to an outstanding award; nor will any such amendment be made which would make the applicable exemptions provided by Rule 16b-3 under the 1934 Act unavailable to any person holding an award without that person's consent.

Subject to the above provisions, the Board will have all necessary authority to amend the 2003 Directors Plan to take into account changes in applicable securities and tax laws and accounting rules, as well as other developments.

Federal Income Tax Consequences of the 2003 Directors Plan

The following is a brief summary of the general federal income tax consequences of transactions under the 2003 Directors Plan based on federal income tax laws in effect as of February 28, 2003. This summary is not intended to be exhaustive and does not describe any foreign, state or local tax consequences.

Tax Treatment of Restricted Stock

Unless a Recipient makes an election under Section 83(b) of the Internal Revenue Code, restricted stock awards are not included in his or her income until the award vests. At vesting, the Recipient is taxed, at ordinary income rates, on the fair market value of the stock on the vesting date. Any subsequent appreciation in the stock price would be taxed at capital gains rates (assuming the stock has been held for a period of more than one (1) year from the date of vesting).

Within 30 days of receipt of a restricted stock award, a Recipient may elect, under Section 83(b) of the Internal Revenue Code, to include in ordinary income on the date of receipt of the restricted stock the fair market value of the stock (without taking into account any restrictions other than those which by their terms never lapse) reduced by the amount, if any, that he or she pays for the stock. Any subsequent appreciation would then be eligible for capital gain treatment (assuming the stock has been held for a period of more than one (1) year from the date of grant).

In general, the Company is entitled to a deduction equal to the amount included in the Recipient's ordinary income in the year in which such amount is reported for tax purposes by the Recipient, provided the Company satisfies applicable reporting requirements.

Tax Treatment of Stock Options

Stock options granted under the 2003 Directors Plan do not qualify as incentive stock options under the Internal Revenue Code and are therefore deemed to be non-qualified stock options for federal income tax purposes. Generally, therefore: (i) no income is realized by the Recipient at the time the option is granted or at vesting; (ii) upon exercise of the option, the Recipient realizes ordinary income in an amount equal to the excess, if any, of the fair market value of the shares on the date of the exercise over the option exercise price paid for the shares; and (iii) upon disposition of the shares received upon the exercise of the option, the Recipient recognizes, as either short-term or long-term capital gain or loss, depending upon the length of time that the Recipient has held the shares, a gain or loss equal to the difference between the amount realized and the fair market value of the shares on the date of exercise. The Recipient's tax basis is equal to the sum of the purchase price of the shares and the amount of income, if any, recognized upon the exercise of such option.

With respect to the exercise of a non-qualified stock option and the payment of the option price by the delivery of Common Shares previously owned by the Recipient, the Recipient will still realize ordinary income in an amount equal to the excess, if any, of the fair market value of the shares on the date of the exercise over the option exercise price paid for the shares, but with respect to the shares that are surrendered to pay the option exercise price, the following will apply. If the number of Common Shares received does not exceed the number of Common Shares surrendered, no taxable income will be realized by the Participant at that time as a result of the surrender of the previously owned shares, the tax basis of the Common Shares received will be the same as the tax basis of the Common Shares surrendered, and the holding period of the Recipient in the Common Shares received will include the Recipient's holding period in the Common Shares surrendered. If, however, the number of Common Shares received exceeds the number of Common Shares surrendered, ordinary income will be realized by the Recipient at the time in the amount of the fair market value of such excess Common Shares, the tax basis of such excess Common Shares will be such fair market value, and the holding period of the Participant in such Common Shares will begin on the date such Common Shares are transferred to the Recipient.

In general, the Company is entitled to a deduction equal to the amount included in the Recipient's ordinary income in the year in which such amount is reported for tax purposes by the Recipient, provided the Company satisfies applicable reporting requirements.

Term of Plan

No award will be granted pursuant to the 2003 Directors Plan on or after January 31, 2013, but awards granted prior to such date may extend beyond that date.

Other Benefit Plans for Directors

The Company maintains other benefits and plans to compensate and reward non-employee directors. The Company pays retainer, meeting and other fees to directors, maintains the Directors Deferral Plan and has granted stock options on an annual basis to participating directors under the 1990 Plan and the 1998 Plan. These other benefits, fees and plans are described in this proxy statement in more beginning on page 13.

Vote Required for Approval

The affirmative vote of a majority of the votes cast on this proposal, provided the total number of votes cast represents a majority of the outstanding Common Shares, is required for the approval of this proposal.

The Board of Directors recommends that the shareholders vote FOR this proposal.

ITEM 5: APPROVAL OF AN AMENDMENT TO THE COMPANY'S CODE OF REGULATIONS TO ALLOW THE COMPANY TO NOTIFY SHAREHOLDERS OF RECORD OF SHAREHOLDER MEETINGS BY ELECTRONIC OR OTHER MEANS OF COMMUNICATION AUTHORIZED BY THE SHAREHOLDER

The Board of Directors has approved, subject to the approval of the Company's shareholders, an amendment to the Company's Code of Regulations to allow the Company to notify shareholders of the time, place and purposes of each meeting of shareholders by electronic or other means of communication authorized by the shareholder. The Board of Directors recommends that shareholders approve the amendment.

The full text of Section 3 of Article I of the Code of Regulations reflecting this amendment is attached to this proxy statement as Exhibit B. The following description of the amendment is qualified in its entirety by reference to Exhibit B.

Current Code of Regulations Requirements

Section 3 of Article I of the Company's Code of Regulations currently requires the Company to issue written notices to shareholders of record, by personal delivery or by mail, setting forth the time, place and purposes of each shareholder meeting. These provisions require written notices even if the shareholder has consented in advance to receive notices and other materials from the Company by e-mail or some other means of communication. As of February 28, 2003, the Company had 3,586 shareholders of record.

The current requirements were consistent with Ohio law when the applicable provisions of the Code of Regulations were drafted. However, given recent developments in Ohio corporate law and advances in the area of electronic communication, including e-mail communication and use of the Internet, the Board of Directors believes that the written notice requirement is unduly restrictive and no longer justified if a shareholder authorizes an alternative means of communication.

Reason for and Effects of Proposed Amendment

Ohio law now permits the Company to adopt alternative methods of providing to shareholders of record notices regarding the time, place and purposes of shareholder meetings, including by overnight courier or by any other means which is authorized by the shareholder to whom the notice is given. Accordingly, the proposed amendment to Section 3 of Article I of the Code of Regulations would allow the Company, if authorized by the shareholder in advance, to send notices of shareholder meetings to such shareholder by alternative means of communication, such as e-mail.

Shareholders will not be compelled to receive such notices by e-mail or other electronic means; rather, such alternative means of communication may be used only if authorized in advance by the individual shareholder, as required by Ohio law. Ohio law further provides that shareholders must have the right to revoke any authorization that they have previously given, and the Company will accordingly be required to provide a mechanism for shareholders to revoke their authorizations. In addition, if a shareholder has authorized delivery by a means other than in writing and the Company has unsuccessfully attempted on two consecutive occasions to deliver the required notice to such shareholder by such authorized means at the address provided by the shareholder and has received notice that delivery was unsuccessful, the shareholder's authorization will be deemed revoked under Ohio law. After such a revocation or deemed revocation, the Company would begin again delivering notices of shareholder meetings by mail, personal delivery or overnight delivery to the shareholder's record address, as required by of Ohio law, until the shareholder authorizes some other form of communication.

If shareholders authorize these optional methods of delivery of notices of shareholder meetings, the Company would be able to respond better to the needs and desires of its shareholders of record, would be able to provide notices of shareholder meetings to shareholders more quickly as compared with mail delivery, and would be able to take advantage of cost-savings that may result from the use of e-mail or other communications media instead of paper delivery.

In addition, the proposed amendment to Section 3 of Article I of the Code of Regulations would allow the Company to use electronic delivery formats for shareholders who have chosen to receive proxy statements and annual reports to shareholders in electronic form, as currently permitted under the Federal securities laws. The Securities and Exchange Commission now allows companies to deliver their proxy statements and annual reports in electronic format, subject to certain conditions, if the shareholder has affirmatively approved such a delivery mechanism in advance. Accordingly, a shareholder who agrees to electronic delivery of proxy materials under the Federal securities laws would also be able to receive the notice of the meeting electronically, instead of by a separate mailing as currently required.

Likewise, many shareholders who own the Company's Common Shares in "street name" through a brokerage account can now elect to receive such notices electronically through mechanisms instituted by their brokerage firms. By allowing shareholders of record to receive such notices by electronic or other means of communications, the Company could offer shareholders of record the same level of service currently enjoyed by many "street name" shareholders.

The Board of Directors believes that allowing the delivery of notices of shareholder meetings by electronic or other means, when approved by the shareholder, would improve the Company's communications to such shareholder and benefit both the Company and the shareholder.

Vote Required For Approval

Under Ohio corporation law and the Company's Code of Regulations, the affirmative vote of a majority of the outstanding Common Shares is required for approval of this proposal.

The Board of Directors recommends that shareholders vote FOR this proposal.

ITEM 6: APPROVAL OF AN AMENDMENT TO THE COMPANY'S CODE OF REGULATIONS TO ALLOW THE BOARD OF DIRECTORS TO HOLD SHAREHOLDER MEETINGS, OR TO PERMIT SHAREHOLDERS TO ATTEND AND PARTICIPATE IN SHAREHOLDER MEETINGS, BY COMMUNICATIONS EQUIPMENT

The Board of Directors has approved, subject to the approval of the Company's shareholders, an amendment to the Company's Code of Regulations to allow the Board of Directors to hold shareholder meetings, or to permit shareholders to attend and participate in such meetings, using communications equipment. The Board of Directors recommends that shareholders approve the amendment.

The full text of Section 4 of Article I of the Code of Regulations reflecting this amendment is attached to this proxy statement as Exhibit C. The following description of the amendment is qualified in its entirety by reference to Exhibit C.

Current Code of Regulations Requirements

Article I, Section 4 of the Company's Code of Regulations currently requires the Company to hold shareholder meetings in a physical place and makes no provision for shareholders or proxyholders holders to attend and participate in shareholder meetings using communications equipment.

The current requirements were consistent with Ohio law when the applicable provisions of the Code of Regulations were drafted. However, given recent changes in Ohio law and advances, and potential future developments, in the area of electronic communication, including Internet-based web casts, the Board of Directors believes that the current requirements of the Code of Regulations are unduly restrictive and no longer justified and that the Company should have the flexibility to hold its shareholder meetings electronically, either in whole or in part.

Reason for and Effects of Proposed Amendments

Recent changes in Ohio law have allowed companies to permit shareholders and proxyholders holders to attend and participate in shareholder meetings using communications equipment or, alternatively, to hold shareholder meetings not in a physical place but solely by means of communication equipment. Accordingly, the proposed amendment to Section 4 of Article I of the Code of Regulations would allow the Board of Directors the discretion to hold shareholder meetings either solely or partially via communications equipment.

Ohio law also requires, and the proposed amendment to the Company's Code of Regulations will stipulate, that those attending a shareholder meeting by such electronic means must be able to participate in the meeting contemporaneously with those who are physically present, including the ability to read or hear the proceedings and to speak or otherwise participate in the meeting. The Company must also be able to verify that the person participating is a shareholder or proxyholders holder and to maintain a record of any vote or other actions of such shareholder or proxyholders holder.

The Board of Directors believes that having this flexibility will allow the Company, as the technology develops, to respond better to the needs and desires of shareholders and proxyholders holders who may want to attend and participate in the Company's shareholder meetings but may be unable to attend in person. In addition, the Company would have the flexibility to hold electronic-only shareholder meetings if the circumstances justified such meetings.

The Company does not presently intend to authorize shareholders or proxyholders holders to attend shareholder meetings by means of electronic communications, or to hold electronic-only shareholder meetings. The requirements of Ohio law and the proposed Code of Regulations provisions regarding participation rights and verification of actions taken impose technological hurdles to such communications that must be overcome in a reliable fashion before the Board would authorize such communications. The Company intends to monitor developments in this area and may choose in the future to hold shareholder meetings, or allow shareholders and proxyholders to participate in such meetings, via electronic communications equipment if the Company experiences a strong shareholder demand for such procedures and the technology is available to allow shareholders and proxyholders to attend and participate in meetings in a meaningful fashion on substantially the same basis as if physically present at the meeting.

Vote Required For Approval

Under Ohio corporation law and the Company's Code of Regulations, the affirmative vote of a majority of the outstanding Common Shares is required for approval of this proposal.

The Board of Directors recommends that shareholders vote FOR this proposal.

ITEM 7: APPROVAL OF AN AMENDMENT TO THE COMPANY'S CODE OF REGULATIONS TO ALLOW SHAREHOLDERS AND OTHERS ENTITLED TO VOTE AT SHAREHOLDER MEETINGS TO APPOINT PROXIES BY VERIFIABLE NON-WRITTEN COMMUNICATIONS

The Board of Directors has approved, subject to the approval of the Company's shareholders, an amendment to the Company's Code of Regulations to allow the Company to give shareholders and others entitled to vote at shareholder meetings the right to appoint proxies by verifiable non-written communications, such as by e-mail, over the Internet or by telephone. The Board of Directors recommends that shareholders approve the amendment.

The full text of Section 7 of Article I of the Code of Regulations reflecting this amendment is attached to this proxy statement as Exhibit D. The following description of the amendment is qualified in its entirety by reference to Exhibit D.

Current Code of Regulations Requirements

Article I, Section 7 of the Company's Code of Regulations currently requires that, if a shareholder or another person entitled to vote, give consent or take other action at shareholder meetings desires to appoint a proxy or proxies, the proxy may be appointed only in a writing signed by the shareholder or other person making the appointment. These requirements apply even if the shareholder or other person would consent to another means of appointing proxies, such as by an electronic means of communication.

The current requirements were consistent with Ohio law when the applicable provisions of the Code of Regulations were drafted. However, given recent developments in Ohio law and advances in the area of electronic communication and proxy voting technology, including e-mail and Internet-based and telephone-based voting mechanisms, the Board of Directors believes that the limitations contained in the existing Code of Regulations provisions are unduly restrictive and no longer justified if shareholders desire to appoint their proxies by alternative verifiable communications.

Reason for and Effects of Proposed Amendments

Since the applicable provisions in the Company's Code of Regulations were drafted, Ohio corporate law has been expanded to allow proxies to be appointed not only in writing, but also by a verifiable communication authorized by the shareholder or other person entitled to vote. Accordingly, the Board of Directors proposes to amend Section 7 of Article I of the Code of Regulations, as permitted by Ohio law, to allow the Company to permit shareholders and others to appoint proxies by a verifiable communication authorized by the person.

This verifiable communication might be in the form of e-mail, other Internet-based communication, a telephone-based system or some other means of communication. In each case, the Company must use some verifiable means, such as a unique code or PIN (personal identification number) or other identifying information, to provide reasonable assurance that the person appointing the proxy is the shareholder or person authorized to take such action. A shareholder's use of these alternative means of appointing proxies, however, will be voluntary. Shareholders will continue to have the right, if they so choose, to appoint proxies in writing.

The Board of Directors believes that permitting proxies to be appointed electronically by verifiable means, with shareholder authorization, will benefit both the Company and its shareholders. This change will provide shareholders of record and other persons entitled to vote at shareholder meetings with additional choices for appointing proxies, other than the currently required written proxy card, allowing more convenient ways for some shareholders to exercise their right to vote their Common Shares, which may result in more active participation by the Company's shareholders. In addition, shareholders of record will then be put on the same footing as shareholders who own their Common Shares in "street name", many of whom are currently permitted to give their voting instructions to their brokerage firms electronically through means arranged by the brokerage firms. Furthermore, by allowing proxies to be appointed electronically through verifiable communications, the Company may be able to reduce the administrative work associated with shareholder meetings, potentially realizing cost savings.

Vote Required For Approval

Under Ohio corporation law and the Company's Code of Regulations, the affirmative vote of a majority of the outstanding Common Shares is required for approval of this proposal.

The Board of Directors recommends that shareholders vote FOR this proposal.

INDEPENDENT ACCOUNTANTS

Following are the aggregate fees billed to the Company for the fiscal year ended December 31, 2002, by the Company's independent accountants, PricewaterhouseCoopers LLP:

Audit Fees: $480,123

Financial Information Systems Design and Implementation Fees: $0

All Other Fees: $413,961 (primarily includes: statutory audit fees of $222,105; tax services of $56,690; debt offering review and consent of $35,856; and consulting services for compliance with state insurance and other laws).

The Audit Committee has considered whether the provision of the non-audit services is compatible with maintaining the principal accountants' independence.

At the meeting of the Board of Directors of the Company held on January 31, 2003, the Board selected PricewaterhouseCoopers LLP to serve as the independent accountants for the Company and its subsidiaries for 2003. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting with the opportunity to make a statement about the Company's financial condition, if they desire to do so, and to respond to appropriate questions.

SHAREHOLDER PROPOSALS

Any shareholder who intends to present a proposal at the 2004 Annual Meeting of Shareholders for inclusion in the proxy statement and form of proxy relating to that meeting may do so in accordance with Securities and Exchange Commission Rule 14a-8 and is advised that the proposal must be received by the Secretary at the Company's principal executive offices located at 6300 Wilson Mills Road, Mayfield Village, Ohio 44143, not later than November 17, 2003. For those shareholder proposals which are not submitted in accordance with Rule 14a-8, the proxies designated by the Board may exercise their discretionary voting authority, without any discussion of the proposal in the Company's proxy materials, with respect to any proposal which is received by the Company after February 2, 2004.

SHAREHOLDER VOTE TABULATION

Votes will be tabulated by or under the direction of Inspectors of Election, who may be regular employees of the Company. The Inspectors of Election will certify the results of the voting at the Annual Meeting.

The director nominees who receive the greatest number of affirmative votes will be elected directors. Abstentions and broker non-votes thus will not affect the results of the election.

The proposal to amend the Company's Amended Articles of Incorporation to increase the number of authorized Common Shares from 300,000,000 to 600,000,000 will be adopted if approved by the affirmative vote of a majority of the outstanding Common Shares. Abstentions and broker non-votes will not be counted as affirmative votes and thus will have the same effect as a vote against this proposal.

The proposal to approve The Progressive Corporation 2003 Incentive Plan and The Progressive Corporation 2003 Directors Equity Incentive Plan will be adopted if approved by the affirmative vote of the majority of the votes cast on this proposal, provided the total number of votes cast represents a majority of the outstanding Common Shares are voted on the proposal. Abstentions and broker non-votes will not be counted as cast votes.

The three proposals to amend the Company's Code of Regulations will be adopted if approved by the affirmative vote of a majority of the outstanding Common Shares. Abstentions and broker non-votes will not be counted as affirmative votes and thus will have the same effect as a vote against this proposal.

HOUSEHOLDING

The Securities and Exchange Commission recently approved a new rule concerning the delivery of annual reports and proxy statements. The rule permits a single set of these reports to be sent to any household at which two or more shareholders reside if they appear to be members of the same family. Each shareholder continues to receive a separate proxy card. This procedure, referred to as householding, reduces the volume of duplicate information shareholders receive and reduces mailing and printing costs. A number of brokerage firms have instituted householding. In accordance with a notice sent earlier during 2002 to certain beneficial shareholders who share a single address, only one copy of this proxy statement and the attached annual report will be sent to that address, unless any shareholder residing at that address gave contrary instructions.

If any beneficial shareholder residing at such an address desires at this time to receive a separate copy of this proxy statement and the attached annual report, a copy can be obtained by calling toll-free 1-800-542-1061, or by writing to The Progressive Corporation, Investor Relations at 6300 Wilson Mills Road, Box W-33, Mayfield Village, OH 44143. In addition, if any such shareholder wishes to receive a separate proxy statement and annual report in the future, the shareholder should provide such instructions by calling toll-free 1-800-542-1061.

OTHER MATTERS

The solicitation of proxies is made by and on behalf of the Board of Directors. The cost of the solicitation, including the reasonable expenses of brokerage firms or other nominees for forwarding proxy materials to beneficial owners, will be borne by the Company. In addition to solicitation by mail, proxies may be solicited by telephone, telegraph or personally. The Company has engaged the firm of Morrow & Co., New York, New York, to assist it in the solicitation of proxies at an estimated cost of $10,000. Proxies may be solicited by directors, officers and employees of the Company without additional compensation.

If the enclosed proxy is executed and returned, the shares represented thereby will be voted in accordance with any specifications made therein by the shareholder. In the absence of any such specifications, the proxies will be voted:

(1) to elect the three nominees named under "Election of Directors" above;

(2) FOR the proposal to amend the Company's Amended Articles of Incorporation to increase the number of authorized Common Shares from 300,000,000 to 600,000,000;

(3) FOR the proposal to approve The Progressive Corporation 2003 Incentive Plan and the performance goals set forth therein;

(4) FOR the proposal to approve The Progressive Corporation 2003 Directors Equity Incentive Plan;

(5) FOR the proposal to amend the Company's Code of Regulations to allow the Company to notify shareholders of record of shareholder meetings by electronic or other means of communication authorized by the shareholder;

(6) FOR the proposal to amend the Company's Code of Regulations to allow the Board of Directors to hold shareholder meetings, or to permit shareholders to attend and participate in shareholder meetings, by communications equipment; and

(7) FOR the proposal to amend the Company's Code of Regulations to allow shareholders and others entitled to vote at shareholder meetings to appoint proxies by verifiable non-written communications.

The presence of any shareholder at the meeting will not operate to revoke his proxy. A proxy may be revoked at any time insofar as it has not been exercised by giving written notice to the Company or in open meeting.

If any other matters shall properly come before the meeting, the persons named in the proxy, or their substitutes, will vote thereon in accordance with their judgment. The Board of Directors does not know at this time of any other matters that will be presented for action at the meeting.

AVAILABLE INFORMATION

The Company will furnish, without charge, to each person to whom a proxy statement is delivered, upon oral or written request, a copy of the Company's Annual Report on Form 10-K for 2002 (other than certain exhibits). Requests for such documents should be submitted in writing to Jeffrey W. Basch, Chief Accounting Officer, The Progressive Corporation, 6300 Wilson Mills Road, Mayfield Village, OH 44143, by telephone at (440) 446-2851 or e-mail at investor_relations@progressive.com.

By Order of the Board of Directors.

Charles E. Jarrett, *Secretary*

March 14, 2003

EXHIBIT A

The following is the full text of the first paragraph of Article FOURTH of the Amended Articles of Incorporation of The Progressive Corporation (''Company''), reflecting the amendment described in Item 2 of the Company's Proxy Statement dated March 14, 2003.

Article FOURTH. The authorized number of shares of the corporation is 625,000,000, consisting of 20,000,000 Serial Preferred Shares, without par value (hereinafter called ''Serial Preferred Shares''), 5,000,000 Voting Preference Shares, without par value (hereinafter called ''Voting Preference Shares''), and 600,000,000 Common Shares, $1.00 par value (hereinafter called ''Common Shares'').

EXHIBIT B

The following is the full text of Section 3 of Article I of the Code of Regulations of The Progressive Corporation (''Company''), reflecting the amendment described in Item 5 of the Company's Proxy Statement dated March 14, 2003.

Section 3. <u>Notices of Meetings.</u> Unless waived, written notice of each annual or special meeting stating the time, place, and the purposes thereof, and the means, if any, by which shareholders can be present and vote at the meeting through the use of communications equipment, shall be given by personal delivery, by mail, by overnight delivery service or by any other means of communication authorized by the shareholder to whom the notice is given, to each shareholder of record entitled to vote at or entitled to notice of the meeting, not more than sixty (60) days nor less than seven (7) days before any such meeting. If mailed or sent by overnight delivery service, such notice shall be directed to the shareholder at his address as the same appears upon the records of the corporation. If sent by any other means of communication authorized by the shareholder, the notice shall be sent to the address furnished by the shareholder for those transmissions. Any shareholder, either before or after any meeting, may waive any notice required to be given by law or under these Regulations.

EXHIBIT C

The following is the full text of Section 4 of Article I of the Code of Regulations of The Progressive Corporation (''Company''), reflecting the amendment described in Item 6 of the Company's Proxy Statement dated March 14, 2003.

Section 4. <u>Place of Meetings.</u> Meetings of shareholders shall be held at the principal office of the corporation unless the board of directors determines that a meeting shall be held at some other place within or without the State of Ohio and causes the notice thereof to so state. Notwithstanding the foregoing, the board of directors may determine that a meeting of shareholders shall not be held at any physical place, but instead may be held solely by means of communications equipment as authorized in the following paragraph.

If authorized by the board of directors, the shareholders and proxyholders who are not physically present at a meeting of shareholders may attend a meeting of shareholders by use of communications equipment that enables the shareholder or proxyholder an opportunity to participate in the meeting and to vote on matters submitted to the shareholders, including an opportunity to read or hear the proceedings of the meeting and to speak or otherwise participate in the proceedings contemporaneously with those physically present. Any shareholder using communications equipment will be deemed present in person at the meeting, whether the meeting is to be held at a designated place or solely by means of communications equipment. The directors may adopt guidelines and procedures for the use of communications equipment in connection with a meeting of shareholders to permit the corporation to verify that a person is a shareholder or proxyholder and to maintain a record of any vote or other action.

EXHIBIT D

The following is the full text of Section 7 of Article I of the Code of Regulations of The Progressive Corporation ("Company"), reflecting the amendment described in Item 7 of the Company's Proxy Statement dated March 14, 2003.

Section 7. <u>Proxies.</u> A person who is entitled to attend a shareholders' meeting, to vote thereat, or to execute consents, waivers or releases, may be represented at such meeting or vote thereat, and execute consents, waivers and releases, and exercise any of his other rights, by proxy or proxies appointed by a writing signed by such person or appointed by a verifiable communication authorized by the person.

Audit Committee Charter

The Progressive Corporation
Audit Committee Charter

Organization

The Audit Committee (Committee), appointed by the Board of Directors (Board) of The Progressive Corporation (Company), shall consist of at least three directors including the Chairperson. Each member of the Committee shall be independent of the management of the Company (as defined by the listing standards of the New York Stock Exchange and applicable law) and free of any relationship that, in the opinion of the Board, would interfere with his or her ability to exercise independent judgment as a Committee member. Each member of the Committee shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Committee. The Committee chairperson must have accounting or financial management expertise.

Statement of Purpose

The Committee shall, through regular or special meetings with management and the Company's independent auditor, a) assist the Board in monitoring (1) the integrity of the financial statements of the Company; (2) the compliance by the Company with legal and regulatory requirements; (3) the qualifications, independence and performance of the Company's internal and external auditors; (4) the adequacy of the Company's internal controls; and (5) such other matters as the Board or Committee deems appropriate, and b) prepare the Audit Committee report that Securities and Exchange Commission (SEC) rules require be included in the Company's annual proxy statement.

Communications with the Committee

The Committee will meet periodically in separate executive sessions with the independent auditor, the Director of Control & Analysis (Internal Audit) and Management.

The Director of Control & Analysis (C&A) will have a direct reporting relationship to the Committee.

Responsibilities of the Committee

The primary responsibility of the Committee is to oversee the Company's system of internal controls and financial reporting process on behalf of the Board and report the results of its activities to the Board.

The Committee shall have the authority and funding necessary to retain independent legal counsel and such other advisors as it deems necessary to carry out its duties.

The Committee's activities will be subject to an annual performance evaluation conducted by the Board.

Processes and Duties — Financial Reporting

1. Annually review and reassess the continued adequacy of this Charter and recommend any changes to the Board for approval.

2. Review with management, the Director of C&A, and the independent auditor a) major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles, and major issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of any material control deficiencies; b) analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements and a description of any transactions as to which management obtained Statement on Auditing Standards No. 50 letters; c) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company; and d) earnings press releases (paying particular attention to any use of ''pro forma'' or ''adjusted'' non-GAAP, information), as well as financial information and earnings guidance provided to analysts and rating agencies.

3. Review with management, the Director of C&A and the independent auditor the system of internal controls utilized by the Company.

4. Review with the independent auditor and internal auditors any major changes to auditing procedures or the scope of auditing tests that were performed.

5. Review with management and the independent auditor the Company's annual financial statements contained in the Company's Annual Report on Form 10-K, including the Company's disclosures under ''Management's Discussion and Analysis of Financial Condition and Results of Operations,'' prior to release of earnings for the fiscal year covered by such Form 10-K and the filing of such Form 10-K with the SEC. The Committee shall report to the Board, and to the shareholders in the Company's proxy statement prepared for its annual meeting, whether, based on such reviews and discussions, it recommends to the Board that the most recent year's audited financial statements be included in the Company's Annual Report on Form 10-K for such year to be filed with the SEC.

6. Annually review with the independent auditor all exceptions to the Company's accounting practices raised by such auditor that were not accepted by management, and all unrecorded proposed audit adjustments to the Company's financial statements, whether such auditor decided to pass on any such exception or adjustment and, if so, the reasons therefor.

7. Obtain from the independent auditor advice as to whether, during the course of the audit, it detected any acts or activities that must be disclosed pursuant to Section 10A of the Securities Exchange Act of 1934 (related to the detection of illegal acts and resulting reporting obligations).

8. Review with management and the independent auditor the Company's quarterly financial statements contained in each of the Company's Quarterly Reports on Form 10-Q, including the Company's disclosures under ''Management's Discussion and Analysis of Financial Condition and Results of Operations,'' prior to release of earnings for the fiscal quarter covered by such Form 10-Q and the filing of such Form 10-Q with the SEC.

9. Meet periodically with management to review the Company's major financial risk exposures and steps management has taken to identify, monitor and control such exposures.

10. Establish procedures for the receipt, retention and treatment of complaints or correspondence received regarding accounting, internal accounting controls, financial reporting or auditing matters, and the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters.

Processes and Duties — Legal and Regulatory Compliance

1. The Committee shall adopt and administer a code of ethics for senior financial officers, applicable to the Company's Chief Financial Officer, Chief Accounting Officer and any other persons performing similar functions.

2. Annually review and assess with the Chief Financial Officer, Chief Accounting Officer, and Chief Legal Officer the processes for monitoring and maintaining compliance with NYSE, SEC and state insurance department requirements.

Independence and Performance of Internal and External Auditors

1. The Committee shall be directly responsible for the appointment, compensation, and oversight of the work of any registered public accounting firm employed by the Company (including resolution of any disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work, and each such registered public accounting firm shall report directly to the Committee. At least annually, evaluate the performance of the independent auditor and recommend that the Board either reappoint or replace the independent auditor.

2. Approve the fees to be paid to the independent auditor for the financial audit and the terms of the audit engagement.

3. The Committee has sole authority to approve the engagement of the independent auditor to provide any non-audit services and will consider whether the provision of consulting or other non-audit services by the independent auditor is compatible with maintaining the auditor's independence and is permitted by law. The Committee will approve (or disapprove) the retention of the independent auditor to provide consulting or other non-audit services and approve the fee for such services prior to commencement thereof.

4. Receive, at least annually, written reports from the independent auditor regarding the auditor's independence required by the Independence Standards Board Standard No. 1. Actively engage in a dialogue with the independent

auditor with respect to all disclosed relationships and services that may impact the objectivity and independence of the independent auditor, and if so determined by the Committee, recommend that the Board take appropriate action to satisfy itself of the independence of the auditor.

5. Discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit.

6. Review with the independent auditor any problems or difficulties the auditor encountered in the conduct of the audit, including any disagreements with management. Review any management letter provided by the auditor and the Company's response to that letter. Such review should identify any difficulties encountered in the course of the audit work (including any restrictions on the scope of activities or access to required information) or with respect to the internal audit department responsibilities, budget and staffing.

7. Review all internal audit reports to management which identify or discuss material issues regarding the integrity of the Company's financial statements, internal controls or accounting policies together with management's response.

8. Review the budget, responsibilities and staffing of the Control & Analysis department.

9. Set clear hiring policies for employees or former employees of the independent auditors.

10. At least annually, obtain and review a report by the independent auditor describing: the firm's internal quality-control procedures; any material issues raised by the most recent internal quality-control review or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor's independence) all relationships between the independent auditor and the Company, ''as required by Independence Standards Board Standard No. 1.''

2002 Annual Report to Shareholders

Report of PricewaterhouseCoopers LLP, Independent Accountants

To the Board of Directors and Shareholders, The Progressive Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of The Progressive Corporation and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Cleveland, Ohio
January 22, 2003

Consolidated Statements of Income

(millions-except per share amounts)

For the years ended December 31,	2002	2001	2000
Revenues			
Premiums earned	$ 8,883.5	$ 7,161.8	$ 6,348.4
Investment income	455.2	413.6	385.2
Net realized gains (losses) on securities	(78.6)	(111.9)	16.9
Service revenues	34.3	24.7	20.5
Total revenues	9,294.4	7,488.2	6,771.0
Expenses			
Losses and loss adjustment expenses	6,299.1	5,264.1	5,279.4
Policy acquisition costs	1,031.6	864.9	788.0
Other underwriting expenses	874.2	686.9	559.3
Investment expenses	11.5	12.7	9.1
Service expenses	22.0	19.8	21.4
Interest expense	74.6	52.2	77.8
Nonrecurring item[1]	—	—	4.2
Total expenses	8,313.0	6,900.6	6,739.2
Net Income			
Income before income taxes	981.4	587.6	31.8
Provision (benefit) for income taxes	314.1	176.2	(14.3)
Net income	$ 667.3	$ 411.4	$ 46.1
Computation of Earnings Per Share			
Basic:			
Average shares outstanding	219.0	221.0	219.6
Per share	$ 3.05	$ 1.86	$ .21
Diluted:			
Average shares outstanding	219.0	221.0	219.6
Net effect of dilutive stock options	4.2	4.2	3.4
Total equivalent shares	223.2	225.2	223.0
Per share	$ 2.99	$ 1.83	$ .21

[1] Represents the realization of the foreign currency translation loss associated with the substantial liquidation of the Company's foreign subsidiary.

All share and per share amounts were adjusted for the April 22, 2002, 3-for-1 stock split.

See notes to consolidated financial statements.

Consolidated Balance Sheets

(millions)

December 31,	2002	2001
Assets		
Investments:		
Available-for-sale:		
Fixed maturities, at market (amortized cost: $7,409.4 and $5,873.0)	$ 7,712.5	$ 5,949.0
Equity securities, at market:		
Preferred stocks (cost: $631.9 and $675.4)	656.7	713.9
Common equities (cost: $1,425.3 and $1,263.7)	1,347.3	1,336.0
Short-term investments, at amortized cost (market: $567.8 and $227.4)	567.8	227.4
Total investments	10,284.3	8,226.3
Cash	16.9	11.2
Accrued investment income	77.9	75.2
Premiums receivable, net of allowance for doubtful accounts of $54.6 and $46.2	1,742.8	1,497.1
Reinsurance recoverables, including $34.8 and $33.2 on paid losses	215.7	201.5
Prepaid reinsurance premiums	96.7	77.6
Deferred acquisition costs	363.5	316.6
Income taxes	219.2	178.1
Property and equipment, net of accumulated depreciation of $392.4 and $384.8	503.1	498.0
Other assets	44.3	40.8
Total assets	$ 13,564.4	$ 11,122.4
Liabilities and Shareholders' Equity		
Unearned premiums	$ 3,304.3	$ 2,716.7
Loss and loss adjustment expense reserves	3,813.0	3,238.0
Accounts payable, accrued expenses and other liabilities	1,190.1	821.3
Debt	1,489.0	1,095.7
Total liabilities	9,796.4	7,871.7
Shareholders' equity:		
Common Shares, $1.00 par value (authorized 300.0, issued 230.1 and 83.1, including treasury shares of 12.1 and 9.7)	218.0	73.4
Paid-in capital	584.7	554.0
Accumulated other comprehensive income (loss):		
Net unrealized appreciation on investment securities	162.4	121.5
Hedges on forecasted transactions	11.7	9.2
Foreign currency translation adjustment	(4.8)	(4.8)
Retained earnings	2,796.0	2,497.4
Total shareholders' equity	3,768.0	3,250.7
Total liabilities and shareholders' equity	$ 13,564.4	$ 11,122.4

See notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

(millions — except per share amounts)

For the years ended December 31,	2002		2001		2000	
Retained Earnings						
Balance, Beginning of year	$ 2,497.4		$ 2,220.4		$ 2,210.5	
Net income	667.3	$ 667.3	411.4	$ 411.4	46.1	$ 46.1
Cash dividends on Common Shares ($.096, $.093 and $.090 per share, split effected)	(21.1)		(20.6)		(19.8)	
Treasury shares purchased	(200.7)		(112.5)		(15.5)	
Capitalization of stock split	(147.0)		—		—	
Other, net	.1		(1.3)		(.9)	
Balance, End of year	$ 2,796.0		$ 2,497.4		$ 2,220.4	
Accumulated Other Comprehensive Income (Loss), Net of Tax						
Balance, Beginning of year	$ 125.9		$ 64.7		$ (12.4)	
Change in unrealized appreciation		40.9		52.0		72.9
Hedges on forecasted transactions		2.5		9.2		—
Foreign currency translation adjustment		—		—		4.2
Other comprehensive income	43.4	43.4	61.2	61.2	77.1	77.1
Balance, End of year	$ 169.3		$ 125.9		$ 64.7	
Comprehensive Income		$ 710.7		$ 472.6		$ 123.2
Common Shares, $1.00 Par Value						
Balance, Beginning of year	$ 73.4		$ 73.5		$ 73.1	
Stock options exercised	1.2		.8		.7	
Treasury shares purchased[1]	(3.6)		(.9)		(.3)	
Capitalization of stock split	147.0		—		—	
Balance, End of year	$ 218.0		$ 73.4		$ 73.5	
Paid-In Capital						
Balance, Beginning of year	$ 554.0		$ 511.2		$ 481.6	
Stock options exercised	21.4		25.2		17.9	
Tax benefits on stock options exercised	19.3		24.4		11.3	
Treasury shares purchased	(10.0)		(6.8)		(2.0)	
Other	—		—		2.4	
Balance, End of year	$ 584.7		$ 554.0		$ 511.2	
Total Shareholders' Equity	$ 3,768.0		$ 3,250.7		$ 2,869.8	

There are 20.0 million Serial Preferred Shares authorized; no such shares are issued or outstanding.

There are 5.0 million Voting Preference Shares authorized; no such shares have been issued.

[1] The Company did not split treasury shares. In 2002, the Company repurchased 136,182 Common Shares prior to the stock split and 3,471,916 Common Shares subsequent to the stock split.

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(millions)

For the years ended December 31,	2002	2001	2000
Cash Flows From Operating Activities			
Net income	$ 667.3	$ 411.4	$ 46.1
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	83.9	81.0	77.6
Net realized (gains) losses on securities	78.6	111.9	(16.9)
Realized foreign currency translation loss	—	—	4.2
Changes in:			
Unearned premiums	587.6	80.2	(144.9)
Loss and loss adjustment expense reserves	575.0	251.6	570.2
Accounts payable, accrued expenses and other liabilities	256.6	103.4	40.1
Prepaid reinsurance premiums	(19.1)	18.1	(7.4)
Reinsurance recoverables	(14.2)	36.2	17.0
Premiums receivable	(245.7)	69.9	193.8
Deferred acquisition costs	(46.9)	(6.7)	33.5
Income taxes	(65.1)	30.2	(6.9)
Tax benefits from exercise of stock options	19.3	24.4	11.3
Other, net	34.7	23.0	4.7
Net cash provided by operating activities	1,912.0	1,234.6	822.4
Cash Flows From Investing Activities			
Purchases:			
Available-for-sale: fixed maturities	(7,924.9)	(4,935.2)	(5,259.2)
equity securities	(680.7)	(1,696.0)	(1,227.2)
Sales:			
Available-for-sale: fixed maturities	5,823.3	3,335.5	4,728.3
equity securities	412.0	1,436.3	837.5
Maturities, paydowns, calls and other:			
Available-for-sale: fixed maturities	594.0	451.9	406.7
equity securities	—	135.9	27.0
Net (purchases) sales of short-term investments	(340.4)	(40.6)	42.2
Net unsettled security transactions	115.3	(95.3)	64.3
Purchases of property and equipment	(89.9)	(74.9)	(130.3)
Net cash used in investing activities	(2,091.3)	(1,482.4)	(510.7)
Cash Flows From Financing Activities			
Proceeds from exercise of stock options	22.6	26.0	18.6
Proceeds from debt	398.6	365.4	—
Payments of debt	(.8)	(.5)	(300.4)
Dividends paid to shareholders	(21.1)	(20.6)	(19.8)
Acquisition of treasury shares	(214.3)	(120.2)	(17.8)
Other, net	—	—	2.4
Net cash provided by (used in) financing activities	185.0	250.1	(317.0)
Increase (decrease) in cash	5.7	2.3	(5.3)
Cash, Beginning of year	11.2	8.9	14.2
Cash, End of year	$ 16.9	$ 11.2	$ 8.9

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1   Reporting and Accounting Policies

Nature of Operations The Progressive Corporation, an insurance holding company formed in 1965, owns 69 subsidiaries and has 1 mutual insurance company affiliate and 1 reciprocal insurance company affiliate (the Company). The insurance subsidiaries and affiliates provide personal automobile insurance and other specialty property-casualty insurance and related services throughout the United States. The Company's Personal Lines segment writes insurance for private passenger automobiles and recreation vehicles through both the independent agent channel and the direct channel. The Company's Commercial Auto segment writes insurance for automobiles and trucks owned by small businesses primarily through the independent agent channel.

Basis of Consolidation and Reporting The accompanying consolidated financial statements include the accounts of The Progressive Corporation, its subsidiaries and affiliates. All of the subsidiaries and the affiliates are wholly owned or controlled. All intercompany accounts and transactions are eliminated in consolidation.

Estimates The Company is required to make estimates and assumptions when preparing its financial statements and accompanying notes in conformity with accounting principles generally accepted in the United States of America (GAAP). Actual results could differ from those estimates.

Investments Available-for-sale: fixed maturity securities are debt securities, which may have fixed or variable principal payment schedules, may be held for indefinite periods of time, and may be used as a part of the Company's asset/liability strategy or sold in response to changes in interest rates, anticipated prepayments, risk/reward characteristics, liquidity needs or similar economic factors. These securities are carried at market value with the corresponding unrealized appreciation or depreciation, net of deferred income taxes, reported in accumulated other comprehensive income. Market values are obtained from a recognized pricing service or other quoted sources. The asset-backed portfolio is accounted for under the retrospective method; prepayment assumptions are based on market expectations. For interest only and non-investment-grade asset-backed securities, the prospective method is used in accordance with the guidance prescribed by Emerging Issues Task Force Issue 99-20, ''Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interest in Securitized Financial Assets.''

Available-for-sale: equity securities include common equities and nonredeemable preferred stocks and are reported at quoted market values. Changes in the market values of these securities, net of deferred income taxes, are reflected as unrealized appreciation or depreciation in accumulated other comprehensive income. Changes in value of foreign equities due to foreign currency exchange rates are limited by foreign currency hedges; unhedged amounts are not material and changes in value are recognized in income in the current period. There were no foreign currency hedges outstanding at December 31, 2002.

Trading securities are securities bought principally for the purpose of sale in the near term and, when not material to the Company's financial position, cash flows or results of operations, are reported at market value within the available-for-sale portfolio. During 2002, the Company had no trading securities. In prior years, the net activity in trading securities was not material to the Company's financial position or cash flows; the effect on results of operations is separately disclosed in Note 2 — Investments. To the extent the Company has trading securities, changes in market value would be recognized in income in the current period.

Derivative instruments may include futures, options, forward positions, foreign currency forwards and interest rate swap agreements and may be used in the portfolio for risk management, fair value hedging or trading purposes. During 2002, the Company had no fair value hedges or derivative instruments held or issued for risk management or trading purposes. In prior years, the net activity in these instruments was not material to the Company's financial position, cash flows or results of operations; gains or losses during the year were reported in the available-for-sale portfolio. Gains and losses on foreign currency hedges offset the foreign exchange gains and losses on the foreign equity portfolio. The Company did not have any foreign currency equity during 2002.

To the extent the Company held derivative instruments, the derivatives would be recognized as either assets or liabilities and measured at fair value with changes in fair value recognized in income in the period of change. Changes in the fair value of the hedged items would be recognized in income while the hedge was in effect.

Derivatives designated as hedges would also be evaluated on established criteria to determine the effectiveness of their correlation to, and ability to reduce risk of, specific securities or transactions; effectiveness would be reassessed regularly. If the effectiveness of a fair value hedge becomes non-compliant, the adjustment in the change in value of the hedged item would no longer be recognized in income during the current period.

Derivatives may also be used to hedge forecasted transactions. Changes in fair value of these hedges are reported as a component of accumulated other comprehensive income and subsequently amortized into earnings over the life of the hedged transaction. Gains and losses on hedges on forecasted transactions are amortized over the life of the hedged item (see Note 4 — Debt). Hedges on forecasted transactions that no longer qualify for hedge accounting due to lack of correlation are considered derivatives used for risk management purposes.

Short-term investments include eurodollar deposits, commercial paper and other securities maturing within one year and are reported at amortized cost, which approximates market.

Investment securities are exposed to various risks such as interest rate, market and credit risk. Market values of securities fluctuate based on the magnitude of changing market conditions; significant changes in market conditions could materially affect portfolio value in the near term. The Company continually monitors its portfolio for pricing changes, which might indicate potential impairments and, on a quarterly basis, performs a detailed review of securities with unrealized losses based on predetermined criteria. In such cases, changes in market value are evaluated to determine the extent to which such changes are attributable to (i) fundamental factors specific to the issuer, such as financial conditions, business prospects or other factors or (ii) market-related factors, such as interest rates or equity market declines. When a security in the Company's investment portfolio has an unrealized loss in market value that is deemed to be other than temporary, the Company reduces the book value of such security to its current market value, recognizing the decline as a realized loss in the income statement. Any future increases in the market value of securities written down are reflected as changes in unrealized gains as part of accumulated other comprehensive income within shareholders' equity.

Realized gains and losses on securities are computed based on the first-in first-out method and include writedowns on available-for-sale securities considered to have other than temporary declines in market value.

Property and Equipment Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the assets using accelerated methods for computers and the straight-line method for all other fixed assets. The useful lives range from 3 to 4 years for computers, 10 to 40 years for buildings and improvements, and 5 to 6 years for all other property and equipment. Property and equipment includes software capitalized for internal use. At December 31, 2002 and 2001, land and buildings comprised 71% and 73%, respectively, of total property and equipment.

Total interest capitalized was $.5 million, $1.2 million and $3.3 million in 2002, 2001 and 2000, respectively, relating to both the Company's construction projects and capitalized computer software costs.

Insurance Premiums and Receivables Insurance premiums written are earned primarily on a pro rata basis over the period of risk using a mid-month convention. The Company provides insurance and related services to individuals, small commercial accounts and lenders throughout the United States, and offers a variety of payment plans. Generally, premiums are collected in advance of providing risk coverage, minimizing the Company's exposure to credit risk. The Company performs a policy level evaluation to determine the extent the premiums receivable balance exceeds its unearned premiums balance. The Company then ages this exposure to establish an allowance for doubtful accounts.

Income Taxes The income tax provision is calculated under the balance sheet approach. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal assets and liabilities giving rise to such differences are net unrealized gains/losses on securities, loss reserves, unearned premiums reserves, deferred acquisition costs and non-deductible accruals. The Company reviews its deferred tax assets and liabilities for recoverability. At December 31, 2002, the Company is able to demonstrate that the benefit of its deferred tax assets is fully realizable.

Loss and Loss Adjustment Expense Reserves Loss reserves represent the estimated liability on claims reported to the Company, plus reserves for losses incurred but not yet reported (IBNR). These estimates are reported net of amounts recoverable from salvage and subrogation. Loss adjustment expense reserves represent the estimated expenses required to settle these claims and losses. The methods of making estimates and establishing these reserves are reviewed regularly, and resulting adjustments are reflected in income currently. Such loss and loss adjustment expense reserves could be susceptible to significant change in the near term.

Reinsurance The Company's reinsurance transactions include premiums written under state-mandated involuntary plans for commercial vehicles (Commercial Auto Insurance Procedures-CAIP), for which the Company retains no indemnity risk (see Note 6 — Reinsurance for further discussion). The remaining reinsurance arises from the Company seeking to reduce its loss exposure in its auto and non-auto programs. Prepaid reinsurance premiums are recognized on a pro rata basis over the period of risk using a mid-month convention. Because the Company's primary line of business, auto insurance, is written at relatively low limits of liability, the Company does not believe that it needs to mitigate its risk through voluntary reinsurance.

Earnings Per Share Basic earnings per share are computed using the weighted average number of Common Shares outstanding. Diluted earnings per share include common stock equivalents assumed outstanding during the period. The Company's common stock equivalents include only stock options.

Deferred Acquisition Costs Deferred acquisition costs include commissions, premium taxes and other variable underwriting and direct sales costs incurred in connection with writing business. These costs are deferred and amortized over the policy period in which the related premiums are earned. The Company considers anticipated investment income in determining the recoverability of these costs. Management believes that these costs will be fully recoverable in the near term. The Company does not defer advertising costs.

Guaranty Fund Assessments Guaranty fund assessments are accrued after a formal determination of insolvency has occurred and the Company has written the premiums on which the assessments will be based.

Service Revenues and Expenses Service revenues consist primarily of fees generated from processing business for involuntary plans and are earned on a pro rata basis over the term of the related policies. Acquisition expenses are deferred and amortized over the period in which the related revenues are earned.

Supplemental Cash Flow Information Cash includes only bank demand deposits. The Company paid income taxes of $392.0 million, $127.3 million and $13.8 million in 2002, 2001 and 2000, respectively. Total interest paid was $64.4 million during 2002, $51.3 million during 2001 and $81.6 million during 2000.

The Company effected a 3-for-1 stock split in the form of a dividend to shareholders on April 22, 2002. The Company issued its Common Shares by transferring $147.0 million from retained earnings to the Common Share account. All share and per share amounts and stock prices were adjusted to give effect to the split. Treasury shares were not split.

Stock Options The Company follows the provisions of Accounting Principles Board (APB) Opinion No. 25, ''Accounting for Stock Issued to Employees,'' to account for its stock option activity in the financial statements. The Company granted all options currently outstanding at an exercise price equal to the market price at the date of grant and, therefore, under APB 25, no compensation expense is recorded. The Company follows the disclosure provisions of Statement of Financial Accounting Standards (SFAS) 123, ''Accounting for Stock-Based Compensation.''

The following table is presented in accordance with SFAS 148, ''Accounting for Stock-Based Compensation — Transition and Disclosure.'' The Company uses the Black-Scholes pricing model to calculate the fair value of the options awarded as of the date of grant.

(millions, except per share amounts)	2002	2001	2000
Net income, as reported	$ 667.3	$ 411.4	$ 46.1
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(16.9)	(15.4)	(12.1)
Net income, pro forma	$ 650.4	$ 396.0	$ 34.0
Earnings per share			
Basic — as reported	$ 3.05	$ 1.86	$ .21
Basic — pro forma	2.97	1.79	.15
Diluted — as reported	$ 2.99	$ 1.83	$ .21
Diluted — pro forma	2.92	1.76	.15

2 Investments

The composition of the investment portfolio at December 31 was:

(millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value	% of Total Portfolio
2002					
Available-for-sale:					
U.S. government obligations	$ 1,619.6	$ 27.3	$ —	$ 1,646.9	16.0%
State and local government obligations	1,900.3	76.2	(.5)	1,976.0	19.2
Foreign government obligations	25.6	.8	—	26.4	.3
Corporate and U.S. agency debt securities	1,443.1	75.6	(5.9)	1,512.8	14.7
Asset-backed securities	2,420.8	140.1	(10.5)	2,550.4	24.8
	7,409.4	320.0	(16.9)	7,712.5	75.0
Preferred stocks	631.9	35.1	(10.3)	656.7	6.4
Common equities	1,425.3	55.3	(133.3)	1,347.3	13.1
Short-term investments	567.8	—	—	567.8	5.5
	$ 10,034.4	$ 410.4	$ (160.5)	$ 10,284.3	100.0%
2001					
Available-for-sale:					
U.S. government obligations	$ 667.9	$ 3.1	$ (3.3)	$ 667.7	8.1%
State and local government obligations	1,066.0	24.6	(6.0)	1,084.6	13.2
Foreign government obligations	38.2	.9	—	39.1	.5
Corporate and U.S. agency debt securities	1,823.7	41.7	(13.2)	1,852.2	22.5
Asset-backed securities	2,277.2	62.2	(34.0)	2,305.4	28.0
	5,873.0	132.5	(56.5)	5,949.0	72.3
Preferred stocks	675.4	39.4	(.9)	713.9	8.7
Common equities	1,263.7	110.8	(38.5)	1,336.0	16.2
Short-term investments	227.4	—	—	227.4	2.8
	$ 8,039.5	$ 282.7	$ (95.9)	$ 8,226.3	100.0%

For changes in the net unrealized gains (losses) during the period, see Note 10 — Other Comprehensive Income.

At December 31, 2002, bonds in the principal amount of $80.2 million were on deposit with various regulatory agencies to meet statutory requirements. The Company did not have any securities of one issuer with an aggregate cost or market value exceeding ten percent of total shareholders' equity at December 31, 2002 or 2001.

The components of net investment income for the years ended December 31 were:

(millions)	2002	2001	2000
Available-for-sale: fixed maturities	$ 379.4	$ 335.0	$ 296.8
preferred stocks	45.1	53.8	37.5
common equities	22.8	14.2	26.1
Short-term investments	7.9	10.6	24.8
Investment income	455.2	413.6	385.2
Investment expenses	11.5	12.7	9.1
Net investment income	$ 443.7	$ 400.9	$ 376.1

The components of net realized gains (losses) for the years ended December 31 were:

(millions)		2002	2001	2000
Gross realized gains:				
Available-for-sale:	fixed maturities	$ 159.4	$ 63.0	$ 41.3
	preferred stocks	12.0	4.2	1.2
	common equities	35.3	119.7	158.2
Short-term investments		—	.1	.7
		206.7	187.0	201.4
Gross realized losses:				
Available-for-sale:	fixed maturities	(85.6)	(51.9)	(43.8)
	preferred stocks	(.1)	(31.0)	(2.9)
	common equities	(199.6)	(216.0)	(137.8)
		(285.3)	(298.9)	(184.5)
Net realized gains (losses) on securities:				
Available-for-sale:	fixed maturities	73.8	11.1	(2.5)
	preferred stocks	11.9	(26.8)	(1.7)
	common equities	(164.3)	(96.3)	20.4
Short-term investments		—	.1	.7
		$ (78.6)	$ (111.9)	$ 16.9

For 2002, 2001 and 2000, net realized gains (losses) on securities include $136.5 million, $36.0 million and $43.1 million, respectively, of write downs in securities determined to have an other than temporary decline in market value for securities held at December 31.

Trading securities are accounted for separately in accordance with SFAS 115, ''Accounting for Certain Investments in Debt and Equity Securities.'' At December 31, 2002 and 2001, the Company did not hold any trading securities. Net realized losses on trading securities for the years ended December 31, 2002, 2001 and 2000 were $0, $6.5 million and $19.0 million, respectively. Trading securities are not material to the Company's financial condition, cash flows or results of operations and are reported within the available-for-sale portfolio, rather than separately disclosed.

The composition of fixed maturities by maturity at December 31, 2002 was:

(millions)	Cost	Market Value
Less than one year	$ 574.9	$ 589.7
One to five years	4,197.2	4,357.2
Five to ten years	2,471.0	2,597.3
Ten years or greater	166.3	168.3
	$ 7,409.4	$ 7,712.5

Asset-backed securities are reported based upon their projected cash flows. All other securities which do not have a single maturity date are reported at average maturity. Actual maturities may differ from expected maturities because the issuers of the securities may have the right to call or prepay obligations.

The Company records derivative instruments at fair value on the balance sheet, with changes in value reflected in income during the current period. This accounting treatment did not change when SFAS 133, ''Accounting for Derivative Instruments and Hedging Activities,'' became effective January 1, 2001; therefore, no transition adjustment was required.

Derivative instruments are generally used to manage the Company's risks and enhance the yields of the available-for-sale portfolio. This is accomplished by modifying the basis, duration, interest rate or foreign currency characteristics of the portfolio, hedged securities or hedged cash flows. During 2002, the Company entered into a cash flow hedge in anticipation of its $400 million debt issuance, of which $150 million was originally expected to be a 10-year issuance and $250 million a 30-year issuance. The decision to issue all 30-year debt made the 10-year hedge a discontinued hedge and the loss recognized on closing the hedge of $1.5 million was realized in income in accordance with SFAS 133. During 2001, the Company entered into a cash flow hedge in anticipation of its $350 million debt issuance. The debt issuance hedges are described further in Note 4 — Debt.

At December 31, 2002 and 2001, the Company did not hold any open risk management derivative positions. During 2002, the Company recognized net losses on risk management derivatives of $0, compared to $2.7 million in 2001 and $2.3 million in 2000.

Derivative instruments may also be used for trading purposes. At December 31, 2002, the Company held no derivative instruments used for trading purposes. At

December 31, 2001, the Company held a credit default protection instrument, with a net market value of less than $.1 million. Net gains (losses) on derivative positions were $(.1) million in 2002, $1.9 million in 2001 and $2.6 million in 2000 and are included in the available-for-sale portfolio.

For all derivative positions, net cash requirements are limited to changes in market values, which may vary based upon changes in interest rates, currency exchange rates and other factors. Exposure to credit risk is limited to the carrying value; collateral may be required to limit credit risk.

As of December 31, 2002, the Company had open investment funding commitments of $26.9 million. The Company had no uncollateralized lines or letters of credit as of December 31, 2002 or 2001.

3 Income Taxes

The components of the Company's income tax provision (benefit) were as follows:

(millions)	2002	2001	2000
Current tax provision	$ 404.9	$ 176.6	$ 25.0
Deferred tax benefit	(90.8)	(.4)	(39.3)
Total income tax provision (benefit)	$ 314.1	$ 176.2	$ (14.3)

The provision (benefit) for income taxes in the accompanying consolidated statements of income differed from the statutory rate as follows:

(millions)	2002		2001		2000	
Income before income taxes	$ 981.4		$ 587.6		$ 31.8	
Tax at statutory rate	$ 343.5	35%	$ 205.7	35%	$ 11.1	35%
Tax effect of:						
Exempt interest income	(15.6)	(2)	(14.7)	(3)	(17.6)	(55)
Dividends received deduction	(12.9)	(1)	(12.6)	(2)	(10.3)	(32)
Goodwill amortization	—	—	—	—	1.4	4
Foreign currency translation loss	—	—	—	—	1.4	4
Other items, net	(.9)	—	(2.2)	—	(.3)	(1)
	$ 314.1	32%	$ 176.2	30%	$ (14.3)	(45)%

At December 31, 2002 and 2001, net income taxes payable were $75.6 million and $49.4 million, respectively.

Deferred income taxes reflect the effect for financial statement reporting purposes of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. At December 31, 2002 and 2001, the components of the net deferred tax assets were as follows:

(millions)	2002	2001
Deferred tax assets:		
Unearned premiums reserve	$ 230.7	$ 191.4
Non-deductible accruals	79.2	54.6
Loss reserves	149.6	135.5
Capital loss carryforward	—	14.1
Write-downs on securities	50.7	11.4
Other	5.6	1.6
Deferred tax liabilities:		
Deferred acquisition costs	(127.2)	(110.8)
Unrealized gains	(87.5)	(65.3)
Hedges on forecasted transactions	(6.3)	(5.0)
Net deferred tax assets	$ 294.8	$ 227.5

4 Debt

Debt at December 31 consisted of:

(millions)	2002		2001	
	Cost	Market Value	Cost	Market Value
6.25% Senior Notes due 2032 (issued: $400.0, November 2002)	$ 393.5	$ 432.2	$ —	$ —
6.375% Senior Notes due 2012 (issued: $350.0, December 2001)	347.2	370.4	347.0	348.4
6⅝% Senior Notes due 2029 (issued: $300.0, March 1999)	294.0	295.8	293.9	271.1
7.30% Notes due 2006 (issued: $100.0, May 1996)	99.8	110.9	99.8	106.1
6.60% Notes due 2004 (issued: $200.0, January 1994)	199.8	208.1	199.6	209.5
7% Notes due 2013 (issued: $150.0, October 1993)	148.7	165.5	148.6	150.6
Other debt	6.0	6.0	6.8	6.8
	$ 1,489.0	$ 1,588.9	$ 1,095.7	$ 1,092.5

Debt includes amounts the Company has borrowed and contributed to the capital of its insurance subsidiaries or borrowed for other long-term purposes. Market values are obtained from publicly quoted sources. Interest on all debt is payable semiannually. There are no restrictive financial covenants.

The 6.25% Senior Notes, the 6.375% Senior Notes and the 6⅝% Senior Notes (collectively, ''Senior Notes'') may be redeemed in whole or in part at any time, at the option of the Company, subject to a ''make whole'' provision. All other debt is noncallable.

Prior to issuance of the Senior Notes, the Company entered into forecasted debt issuance hedges to hedge against possible rises in interest rates. Upon issuance of the applicable debt securities, the hedges were closed. Pursuant to SFAS 133, the Company recognized, as part of accumulated other comprehensive income, a $5.1 million gain associated with the 6.25% Senior Notes and an $18.4 million gain associated with the 6.375% Senior Notes. In addition, in 2001, the Company reclassified the remaining $4.2 million loss associated with the 6⅝% Senior Notes from a deferred asset account, in accordance with SFAS 80, ''Accounting for Futures Contracts,'' to accumulated other comprehensive income. The gain/loss on these hedges is recognized as an adjustment to interest expense over the life of the related debt issuances.

In May 1990, the Company entered into a revolving credit arrangement with National City Bank, which is reviewed by the bank annually. Under this agreement, the Company has the right to borrow up to $10.0 million. By selecting from available credit options, the Company may elect to pay interest at rates related to the London interbank offered rate, the bank's base rate or at a money market rate. A commitment fee is payable on any unused portion of the committed amount at the rate of .125% per annum. The Company had no borrowings under this arrangement at December 31, 2002 or 2001.

Aggregate principal payments on debt outstanding at December 31, 2002, are $0 for 2003, $206.0 million for 2004, $0 for 2005, $100.0 million for 2006, $0 for 2007 and $1.2 billion thereafter.

5 Loss and Loss Adjustment Expense Reserves

Activity in the loss and loss adjustment expense reserves, prepared in accordance with GAAP, is summarized as follows:

(millions)	2002	2001	2000
Balance at January 1	$ 3,238.0	$ 2,986.4	$ 2,416.2
Less reinsurance recoverables on unpaid losses	168.3	201.1	216.0
Net balance at January 1	3,069.7	2,785.3	2,200.2
Incurred related to:			
Current year	6,295.6	5,363.1	5,203.6
Prior years	3.5	(99.0)	75.8
Total incurred	6,299.1	5,264.1	5,279.4
Paid related to:			
Current year	4,135.0	3,570.4	3,447.7
Prior years	1,601.7	1,409.3	1,246.6
Total paid	5,736.7	4,979.7	4,694.3
Net balance at December 31	3,632.1	3,069.7	2,785.3
Plus reinsurance recoverables on unpaid losses	180.9	168.3	201.1
Balance at December 31	$ 3,813.0	$ 3,238.0	$ 2,986.4

The Company's objective is to establish case and IBNR reserves that are adequate to cover all loss costs, while sustaining minimal variation from the date that the reserves are initially established until losses are fully developed. The Company's reserves developed conservatively in 2001. Throughout 2000, the Company experienced an increase in severity trends which led to adverse development on prior accident years in 2000.

Because the Company is primarily an insurer of motor vehicles, it has limited exposure for environmental, asbestos and general liability claims. The Company has established reserves for these exposures, in amounts which it believes to be adequate based on information currently known. The Company does not believe that these claims will have a material affect on the Company's liquidity, financial condition, cash flows or results of operations.

The Company writes personal and commercial auto insurance in the coastal states, which could be exposed to natural catastrophes. Although the occurrence of a major catastrophe could have a significant affect on the Company's quarterly results, the Company believes such an event would not be so material as to disrupt the overall normal operations of the Company. The Company is unable to predict if any such events will occur in the near term.

6 Reinsurance

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies.

As of December 31, 2002 and 2001, approximately 55% and 50%, respectively, of the "prepaid reinsurance premiums" and "reinsurance recoverables" are comprised of CAIP, for which the Company retains no indemnity risk.

The effect of reinsurance on premiums written and earned for the years ended December 31 was as follows:

(millions)	2002		2001		2000	
	Written	**Earned**	**Written**	**Earned**	**Written**	**Earned**
Direct premiums	$ 9,665.7	$ 9,078.1	$ 7,379.2	$ 7,299.0	$ 6,402.1	$ 6,547.0
Ceded	(213.8)	(194.7)	(119.2)	(137.3)	(206.0)	(198.6)
Assumed	.1	.1	.1	.1	—	—
Net premiums	$ 9,452.0	$ 8,883.5	$ 7,260.1	$ 7,161.8	$ 6,196.1	$ 6,348.4

Losses and loss adjustment expenses are net of reinsurance ceded of $131.8 million in 2002, $102.4 million in 2001 and $161.0 million in 2000.

7 Statutory Financial Information

At December 31, 2002, $405.5 million of consolidated statutory policyholders' surplus represents net admitted assets of the Company's insurance subsidiaries and affiliates that are required to meet minimum statutory surplus requirements in such entities' states of domicile. The companies may be licensed in states other than their states of domicile, which may have higher minimum statutory surplus requirements. Generally, the net admitted assets of insurance companies that, subject to other applicable insurance laws and regulations, are available for transfer to the parent company cannot include the net admitted assets required to meet the minimum statutory surplus requirements of the states where the companies are licensed.

During 2002, the insurance subsidiaries paid aggregate cash dividends of $34.5 million to the parent company. Based on the dividend laws currently in effect, the insurance subsidiaries may pay aggregate dividends of $455.5 million in 2003 without prior approval from regulatory authorities.

Statutory policyholders' surplus was $3,370.2 million and $2,647.7 million at December 31, 2002 and 2001, respectively. Statutory net income was $557.4 million, $469.5 million and $33.8 million for the years ended December 31, 2002, 2001 and 2000, respectively.

The Company files statutory-basis financial statements with state insurance departments in all states in which the Company is licensed. On January 1, 2001, significant changes to the statutory basis of accounting became effective. The cumulative effect of these changes was recorded as a direct adjustment to statutory surplus. The effect of adoption increased statutory surplus by $340.5 million.

8 Employee Benefit Plans

Retirement Plans The Company has a two-tiered Retirement Security Program. The first tier is a defined contribution pension plan covering all employees who meet requirements as to age and length of service. Contributions vary from 1% to 5% of annual eligible compensation up to the Social Security wage base, based on years of eligible service. Company contributions were $13.0 million in 2002, $10.7 million in 2001 and $9.3 million in 2000.

The second tier is a long-term savings plan under which the Company matches amounts contributed to the plan by an employee up to a maximum of 3% of the employee's eligible compensation. Effective April 1, 2002, Company matching contributions may be invested by a participant in any of the investment funds available under the plan. Previously, such contributions were required to be invested in the Company stock fund until fully vested. Company matching contributions were $16.9 million in 2002, $14.4 million in 2001 and $12.9 million in 2000.

During 2000, the Company terminated its defined benefit pension plan and recognized $3.2 million in settlement expenses. In addition, the Company recognized pension expense of $2.8 million in 2000.

Postemployment Benefits The Company provides various postemployment benefits to former or inactive employees who meet eligibility requirements, their beneficiaries and covered dependents. Postemployment benefits include salary continuation and disability-related benefits, including workers' compensation, and, if elected, continuation of health-care benefits. The Company's liability was $10.0 million at December 31, 2002, compared to $8.3 million in 2001.

Postretirement Benefits The Company provides postretirement health and life insurance benefits to all employees who met requirements as to age and length of service at December 31, 1988. This group of employees represents less than 1% of the Company's current workforce. The Company's funding policy is to contribute annually the maximum amount that can be deducted for Federal income tax purposes. Contributions are intended to provide not only for benefits attributed to services to date, but also for those expected to be earned in the future.

Deferred Compensation The Company maintains The Progressive Corporation Executive Deferred Compensation Plan (Deferral Plan), which permits eligible executives to defer receipt of some or all of their annual bonuses or other incentive awards. These deferred amounts are deemed invested in one or more investment funds, including Common Shares of the Company, offered under the Deferral Plan. All distributions from the Deferral Plan will be made in cash, except that distributions representing amounts deemed invested in Common Shares will be made in Common Shares. The Company reserved 900,000 Common Shares for issuance under the Deferral Plan. The Company established an irrevocable grantor trust to provide a source of funds to assist the Company in meeting its liabilities under the Deferral Plan. At December 31, 2002 and 2001, the trust held assets of $23.6 million and $19.2 million, respectively, of which $5.2 million and $5.0 million were held in Common Shares, to cover its liabilities.

Incentive Compensation Plans The Company's 1995 Incentive Plan, which provides for the granting of stock options and other stock-based awards to key employees of the Company, has 15 million shares authorized. The 1989 Incentive Plan has expired. The nonqualified stock options granted are for periods up to ten years, become exercisable at various dates not earlier than six months after the date of grant, and remain exercisable for specified periods thereafter. All options granted have an exercise price equal to the market value of the Common Shares on the date of grant. All option exercises are settled in Common Shares.

A summary of all employee stock option activity during the years ended December 31 follows:

	2002		2001		2000	
Options Outstanding	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Beginning of year	12,682,380	$ 23.81	13,576,176	$ 20.53	13,375,389	$ 19.40
Add (deduct):						
Granted	1,194,192	52.17	2,012,082	30.89	3,257,367	19.67
Exercised	(1,464,862)	15.11	(2,437,755)	10.47	(2,036,772)	8.53
Cancelled	(464,439)	30.81	(468,123)	28.58	(1,019,808)	26.93
End of year	11,947,271	$ 27.44	12,682,380	$ 23.81	13,576,176	$ 20.53
Exercisable, end of year	4,542,722	$ 17.19	4,206,609	$ 13.19	4,633,842	$ 10.30
Available, end of year	6,988,479		7,739,682		10,876,707	

The following employee options were outstanding or exercisable as of December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$ 10<15	1,820,370	1.52 years	$ 11.57	1,820,370	$ 11.57
15<20	3,735,788	5.64 years	18.05	1,279,778	15.77
20<30	1,280,399	4.41 years	23.15	1,094,606	22.83
30<40	1,967,283	7.89 years	30.86	277,263	31.16
40<50	1,966,240	5.58 years	44.54	66,325	45.04
50<60	1,177,191	8.97 years	52.20	4,380	51.46
$ 10<60	11,947,271			4,542,722	

In addition to the employee incentive plans disclosed above, the Company registered 600,000 Common Shares relating to stock options granted to directors of the Company, which have the same vesting, exercise and contract terms as the employee stock option awards. During 2002, 2001 and 2000, the Company granted options for 23,571 shares, 38,853 shares and 71,847 shares, respectively, to the non-employee directors. As of December 31, 2002, 2001 and 2000, the directors stock options outstanding and exercisable were 343,044 shares, 385,473 shares and 414,468 shares, respectively.

Under SFAS 123, the Company uses the Black-Scholes pricing model to calculate the fair value of the options awarded as of the date of grant, including 134,271 options awarded to directors during the last three years, using the following assumptions:

	2002	2001	2000
Option Term	6 years	6 years	6 years
Annualized Volatility Rate	39.5%	37.7%	31.4%
Risk-free Rate of Return	4.66%	5.24%	6.40%
Dividend Yield	.25%	.30%	.50%
Black-Scholes Value	44.6%	44.5%	41.6%

The Company elected to account for terminations when they occur rather than include an attrition factor into its model.

In 2002 and 2001, the Company granted to certain senior managers options, which in addition to having a fixed vesting date, contain a provision for accelerated vesting based on achieving predetermined objectives. To calculate the fair value of these options awarded, the Company used the assumptions above, except for an eight-year option term, based on the exercise pattern of this group of employees.

These assumptions produced a Black-Scholes value of 51.5% and 51.1% for 2002 and 2001, respectively.

The amounts charged to income for incentive compensation plans, attributable to executive cash bonus programs for key members of management and a gainsharing program for all other employees, were $169.4 million in 2002, $128.3 million in 2001 and $8.3 million in 2000.

9 Segment Information

The Company writes personal automobile and other specialty property-casualty insurance and provides related services throughout the United States. The Company's Personal Lines segment writes insurance for private passenger automobiles and recreation vehicles, and is generated either by an agent or written directly by the Company. The Personal Lines-Agent channel includes business written by the Company's network of more than 30,000 independent insurance agencies and strategic alliance business relationships (other insurance companies, financial institutions, employers and national brokerage agencies). The Personal Lines-Direct channel includes business written through 1-800-PROGRESSIVE, online at progressive.com and on behalf of affinity groups. The Personal Lines segment, which includes both the Agent and Direct channels, are managed at a local level and structured into six regions. Each business area has a business leader and a product team, with local product managers at the state or regional level.

The Company's Commercial Auto segment writes primary liability, physical damage and other auto-related insurance for automobiles and trucks owned by small businesses. During 2002, the Company began separately reporting the Commercial Auto business from its other businesses and restated all prior periods discussed in this report.

The Company's other businesses include writing lenders' collateral protection and directors' and officers' liability insurance and providing insurance-related services, mainly processing CAIP business.

All revenues are generated from external customers and the Company does not have a reliance on any major customer.

The Company evaluates segment profitability based on pretax underwriting and service profit (loss). Expense allocations are based on certain assumptions and estimates; stated segment operating results would change if different methods were applied. The Company does not allocate assets, investment income, interest expense or income taxes to operating segments. In addition, the Company does not separately identify depreciation and amortization expense by segment and such disclosure would be impracticable. Companywide depreciation and amortization expense was $83.9 million in 2002, $81.0 million in 2001 and $77.6 million in 2000. The accounting policies of the operating segments are the same as those described in Note 1 — Reporting and Accounting Policies.

Following are the operating results for the years ended December 31:

(millions)	2002		2001		2000	
	Revenues	Pretax Profit (Loss)	Revenues	Pretax Profit (Loss)	Revenues	Pretax Profit (Loss)
Personal Lines-Agent	$ 5,542.7	$ 388.0	$ 4,706.8	$ 251.2	$ 4,643.4	$ (176.0)
Personal Lines-Direct	2,365.1	203.8	1,787.0	40.9	1,220.6	(128.7)
Total Personal Lines[1]	7,907.8	591.8	6,493.8	292.1	5,864.0	(304.7)
Commercial Auto Business	880.0	80.0	552.3	45.7	384.9	12.8
Other businesses[2]	130.0	19.1	140.4	13.0	120.0	8.5
Investments[3]	376.6	365.1	301.7	289.0	402.1	393.0
Interest expense	—	(74.6)	—	(52.2)	—	(77.8)
	$ 9,294.4	$ 981.4	$ 7,488.2	$ 587.6	$ 6,771.0	$ 31.8

[1] Personal automobile insurance accounted for 93% of the total Personal Lines segment net premiums written in 2002, 2001 and 2000.

[2] For 2000, pretax profit includes the realization of a $4.2 million foreign currency translation loss associated with the substantial liquidation of the Company's foreign subsidiary.

[3] Revenues represent recurring investment income and net realized gains/losses on securities; pretax profit is net of investment expenses.

10 Other Comprehensive Income

The components of other comprehensive income (loss) for the years ended December 31 were as follows:

(millions)	2002			2001			2000		
	Pretax	Tax (Provision) Benefit	After Tax	Pretax	Tax (Provision) Benefit	After Tax	Pretax	Tax (Provision) Benefit	After Tax
Unrealized gains (losses) arising during period:									
Available-for-sale:									
fixed maturities	$ 240.9	$ (84.3)	$ 156.6	$ 17.0	$ (5.9)	$ 11.1	$ 191.3	$ (67.0)	$ 124.3
equity securities	(137.8)	48.2	(89.6)	40.9	(14.3)	26.6	(69.8)	24.4	(45.4)
Reclassification adjustment:[1]									
Available-for-sale:									
fixed maturities	(13.8)	4.7	(9.1)	16.7	(5.8)	10.9	(30.9)	10.7	(20.2)
equity securities	(26.2)	9.2	(17.0)	5.2	(1.8)	3.4	21.8	(7.6)	14.2
Net unrealized gains (losses)	63.1	(22.2)	40.9	79.8	(27.8)	52.0	112.4	(39.5)	72.9
Hedges on forecasted transactions[2]	3.8	(1.3)	2.5	14.2	(5.0)	9.2	—	—	—
Foreign currency translation adjustment[3]	—	—	—	—	—	—	4.2	—	4.2
Other comprehensive income	$ 66.9	$ (23.5)	$ 43.4	$ 94.0	$ (32.8)	$ 61.2	$ 116.6	$ (39.5)	$ 77.1

[1] Represents adjustments for gains (losses) realized in net income for securities held in the portfolio at December 31 of the preceding year.

[2] Entered into for the purpose of managing interest rate risk associated with debt issuances. See Note 4 — Debt. The Company expects to reclassify $1.5 million into income within the next 12 months.

[3] Foreign currency translation adjustments have no tax effect.

11   Litigation

The Company is named as defendant in various lawsuits generally relating to its insurance operations. All legal actions relating to claims made under insurance policies are considered by the Company in establishing its loss and loss adjustment expense reserves.

The Company is also named as defendant in a number of putative class action lawsuits. Other insurance companies face many of these same issues. The lawsuits discussed below are in various stages of development. The Company plans to contest these suits vigorously and pursue settlement negotiations in those cases for which it deems it appropriate to do so. The outcome of these cases, excluding those where a settlement agreement has been reached and approved by the court, is uncertain at this time. In accordance with GAAP, the Company is only permitted to establish loss reserves for lawsuits when it is probable that a loss has been incurred and the Company can reasonably estimate its potential exposure.

There are currently four putative class action lawsuits pending against the Company in various state courts seeking actual and punitive damages and alleging breach of contract and fraud because of the Company's specification of after-market (non-original equipment manufacturer) replacement parts in the repair of insured or claimant vehicles. Plaintiffs in these suits allege that after-market parts are inferior to replacement parts manufactured by the vehicle's original manufacturer and that the use of such parts fails to restore the damaged vehicle to its ''pre-loss'' condition, as required by their insurance policies. The Company does not consider a loss from these cases to be probable and estimable, and is unable to estimate a range of loss, if any, at this time.

The Company is defending seven putative class action lawsuits in various state courts seeking damages from the Company alleging breach of contract for failing to pay inherent diminished value of insureds' vehicles under the collision, comprehensive or uninsured motorist property damage provisions of their auto policies. Six of these cases are pending in Texas. Inherent diminished value is defined by plaintiffs as the difference between the market value of the insured automobile before an accident and the market value after proper repair. Plaintiffs allege that they are entitled to the payment of inherent diminished value under the terms of their insurance policies. In February 2002, the Company reached an agreement to settle its Georgia diminution in value case for $19.8 million, plus administrative costs. The Company believes that Georgia law on diminution in value is an anomaly and has successfully defended several of these cases in other jurisdictions. Accordingly, the Company does not consider a loss from the remaining cases to be probable and estimable, and is unable to estimate a range of loss, if any, at this time.

There are five putative class action lawsuits pending against the Company in Florida challenging the legal propriety of the Company's payment of preferred provider rates on personal injury protection (PIP) claims. The primary issue is whether the Company violated Florida law by paying PIP medical expense claims at preferred provider rates. The Company has established a loss reserve in connection with certain of these cases. For those cases where a reserve has been established, the Company believes that any ultimate disposition of these lawsuits for amounts in excess of the current reserve will not materially affect the Company's financial condition, cash flows or results of operations. As to the remaining cases, the Company does not consider a loss to be probable and estimable, and is unable to estimate a range of loss, if any, at this time.

There are currently four putative class actions pending against the Company, which challenge the Company's use of certain automated database vendors to assist in valuing total loss claims. Plaintiffs allege that these databases systematically undervalue total loss claims to the detriment of insureds. The plaintiffs are seeking actual and punitive damages. The Company has established a loss reserve in connection with certain of these cases. For those cases where a reserve has been established, the Company believes that any ultimate disposition of these lawsuits for amounts in excess of the current reserve will not materially affect the Company's financial condition, cash flows or results of operations. As to the remaining cases, the Company does not consider a loss to be probable and estimable, and is unable to estimate a range of loss, if any, at this time.

The Company is currently defending five lawsuits involving worker classification issues. These lawsuits challenge the Company's exempt employee classification under the federal Fair Labor Standards Act and/or various state laws. In November 2002, the Company reached an agreement to settle its lawsuit relating to the classification of the Company's California claims employees as exempt workers for purposes of state wage and hour laws for an amount not to exceed $10 million. This class action lawsuit was based on California-specific law. The Company continues to believe that its classification of claim representatives as exempt workers is appropriate under federal law. Accordingly, the Company does not consider a loss from the remaining cases to be probable and estimable, and is unable to estimate a range of loss, if any, at this time.

In July 2002, the Company settled a nationwide class action lawsuit challenging one of the Company's claim adjustment practices, known as the charging of ''betterment,'' in the adjustment of first party physical damage (vehicle damage) claims. Specifically, it was alleged that the Company made improper adjustments for depreciation and physical condition. This settlement has received trial court approval and the claims process is complete.

The Company is currently defending five putative class actions challenging the subsidiaries' alternative commissions programs. Under these programs, the Company's independent insurance agencies were able to offer its insurance products at different commission levels. In July 2002, the Company reached a nationwide settlement of these cases. The settlement, when final, will result in the payment of approximately $60 million, including the costs of settlement and attorneys' fees. This class action settlement has received trial court approval and the claims process is complete. The settlement of these cases is currently being appealed by various objectors. On December 23, 2002, a case was filed in Mississippi on behalf of 19 individuals who opted-out of the nationwide settlement. This case also challenges the alternative commissions programs. The Company does not consider a loss from this case to be probable and estimable, and is unable to estimate a range of loss, if any, at this time.

The Company is currently defending six cases challenging certain aspects of the Company's use of credit information and notice requirements under the federal Fair Credit Reporting Act. Three of these cases are putative national class actions, one is a state-specific class action that was certified in December 2002, and two are individual cases. The Company does not consider loss from these cases to be probable and estimable, and is unable to estimate a range of loss, if any, at this time.

There are currently two putative class actions pending against the Company challenging the Company's use of automated database vendors to assist in evaluating certain first party bodily injury claims. The plaintiffs allege that Progressive uses biased third party vendors to analyze medical bills and determine whether the treatment and/or expenses are ''reasonable'' and ''necessary.'' The Company does not consider a loss from these cases to be probable and estimable, and is unable to estimate a range of loss, if any, at this time.

12 Commitments and Contingencies

The Company has operating lease commitments and service agreements with terms greater than one year, some with options to renew at the end of the contract periods.

The minimum commitments under noncancelable agreements at December 31, 2002, are as follows:

(millions)

Year	Operating Leases	Service Contracts	Total
2003	$ 62.3	$ 74.5	$ 136.8
2004	46.6	56.4	103.0
2005	27.8	20.2	48.0
2006	18.9	—	18.9
2007	12.7	—	12.7
Thereafter	33.4	—	33.4

Total expense incurred by the Company was:

(millions)

Year	Operating Leases	Service Contracts	Total
2002	$ 71.0	$ 66.7	$ 137.7
2001	69.9	49.9	119.8
2000	61.5	38.5	100.0

During 2000, the Company accrued $20.0 million related to the termination of a strategic alliance relationship. As a result of this dissolution, a related reinsurance agreement terminated and the Company was entitled to the run-off of all of the premium written under this agreement. The amount accrued represents the Company's best estimate of the share of the net present value of the future profit on that business that the other party was entitled to receive upon this termination. There are no contingent obligations associated with this arrangement.

During 2002, the Company incurred $21.2 million of guaranty fund assessments, compared to $14.6 million in 2001 and $2.0 million in 2000. At December 31, 2002 and 2001, the Company had $17.9 million and $11.5 million, respectively, reserved for future assessments on current insolvencies. The Company believes that any assessment in excess of its current reserves will not materially affect the Company's financial condition, cash flows or results of operations.

As of December 31, 2002, the Company had open investment funding commitments of $26.9 million. The Company had no uncollateralized lines or letters of credit as of December 31, 2002 or 2001.

13 Fair Value of Financial Instruments

Information about specific valuation techniques and related fair value detail is provided in Note 1 — Reporting and Accounting Policies, Note 2 — Investments and Note 4 — Debt. The cost and market value of the financial instruments as of December 31 are summarized as follows:

(millions)	2002		2001	
	Cost	Market Value	Cost	Market Value
Investments:				
Available-for-sale: fixed maturities	$ 7,409.4	$ 7,712.5	$ 5,873.0	$ 5,949.0
preferred stocks	631.9	656.7	675.4	713.9
common equities	1,425.3	1,347.3	1,263.7	1,336.0
Short-term investments	567.8	567.8	227.4	227.4
Debt	(1,489.0)	(1,588.9)	(1,095.7)	(1,092.5)

14 Related Party Transactions

In January 2003, March 2002 and October 2001, the Company repurchased 400,000, 6,182 and 30,866, respectively, of its Common Shares, $1.00 par value, from Peter B. Lewis, the Company's Chairman of the Board, at $52.23, $53.92 and $47.82, respectively, on a split-adjusted basis. The prices per share equaled the then current market prices of the Company's stock as quoted on the New York Stock Exchange. These transactions are part of the Company's ongoing repurchase program to eliminate the effect of dilution created by equity compensation awards.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The consolidated financial statements and the related notes, together with the supplemental information, should be read in conjunction with the following discussion of the consolidated financial condition and results of operations.

Financial Condition The Progressive Corporation is a holding company and does not have any revenue producing operations of its own. It receives cash through borrowings, equity sales, subsidiary dividends and other transactions, and may use the proceeds to contribute to the capital of its insurance subsidiaries in order to support premium growth, to repurchase its Common Shares, to retire its outstanding indebtedness, to pay dividends and for other business purposes.

During 2002, the Company repurchased 3,608,098 of its Common Shares, with 136,182 Common Shares repurchased prior to its 3-for-1 stock split, effective April 22, 2002, and 3,471,916 repurchased after the split. The total cost to repurchase these shares was $214.3 million with an average cost, on a split-adjusted basis, of $55.23 per share (the Company did not split its treasury shares). The 2002 repurchases included 19,294 Common Shares (average cost of $47.10 per share) repurchased to satisfy obligations under the Company's benefit plans. During the three-year period ended December 31, 2002, the Company repurchased 4,841,386 of its Common Shares at a total cost of $352.4 million; these repurchases included 124,216 Common Shares repurchased to satisfy obligations under the Company's benefit plans. See the *Incentive Compensation Plans* disclosure for further discussion on the Company's policy regarding share repurchases.

During the three-year period ended December 31, 2002, The Progressive Corporation received $329.2 million of dividends from its subsidiaries, net of capital contributions made to these subsidiaries. The regulatory restrictions on subsidiary dividends are described in Note 7 — Statutory Information, to the financial statements.

The Company has substantial capital resources and is unaware of any trends, events or circumstances not disclosed herein that are reasonably likely to affect its capital resources in a material way. The Company has $250 million available for issuance of debt securities under a shelf registration statement filed with the Securities and Exchange Commission (SEC) in October 2002 (see discussion below).

In October 2002, the Company filed a shelf registration statement with the SEC for the issuance of up to $650 million of debt securities, which included $150 million of unissued debt securities from a shelf registration filed in November 2001. The registration statement was declared effective in October 2002, and, in November 2002, the Company issued $400.0 million of 6.25% Senior Notes due 2032 under the shelf. The net proceeds of $398.6 million, which included $5.1 million received under a hedge on forecasted transactions that the Company entered into in anticipation of the debt issuance, are intended to be used for general corporate purposes. A portion of the net proceeds may be used to retire the Company's outstanding 6.60% Notes due 2004 with a principal amount of $200 million.

In November 2001, the Company filed a shelf registration statement with the SEC for the issuance of up to $500 million of debt securities. The registration statement was declared effective in November 2001, and, in December 2001, the Company issued $350.0 million of 6.375% Senior Notes due 2012 under the shelf. The net proceeds of $365.4 million, which included $18.4 million received under a hedge on forecasted transactions that the Company entered into in anticipation of the debt issuance, were intended to be used for general corporate purposes. The $150 million remaining under the shelf was rolled into the shelf registration statement filed with the SEC in October 2002.

During the last three years, the Company issued $750.0 million and repaid $301.7 million of debt securities. See Note 4 — Debt, for further discussion on the Company's current outstanding debt. The Company's debt to total capital (debt plus equity) ratio is 28%.

Based on the information reported above, management believes that the Company has substantial capital resources and sufficient borrowing capacity to support current and anticipated growth.

The Company's insurance operations create liquidity by collecting and investing premiums from new and renewal business in advance of paying claims. For the three years ended December 31, 2002, operations generated positive cash flows of $3.97 billion and cash flows are expected to be positive in both the short-term and reasonably foreseeable future. The Company's investment portfolio is highly liquid and consists substantially of readily marketable, investment-grade securities.

Total capital expenditures for the three years ended December 31, 2002, aggregated $295.1 million. During this period, the Company constructed a five building, 732,300 square foot, corporate office complex in Mayfield Village, Ohio. Construction was completed in the first quarter of 2001 at a total cost of $129.0 million. The Company is currently planning to construct a 322,000 square foot call center complex in Colorado Springs, Colorado at an estimated total project cost of $62 million. The project is scheduled to be completed in 2004. In addition, the Company plans to expand its vehicle claims repair service by 20 additional sites in 2003. The Company expects to incur an estimated $3.6 million in lease costs related to these sites in 2003. These projects are funded through operating cash flows.

Other than the items disclosed in Note 2 — Investments and Note 12 — Commitments and Contingencies regarding open investment funding commitments and operating leases and service agreements, respectively, the Company does not have any off-balance-sheet arrangements.

A summary of the Company's contractual obligations as of December 31, 2002, follows:

(millions)	Total	Payments due by period			
		Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt (Note 4)	$ 1,506.0	$ —	$ 206.0	$ 100.0	$ 1,200.0
Operating Leases (Note 12)	201.7	62.3	74.4	31.6	33.4
Service Contracts (Note 12)	151.1	74.5	76.6	—	—
Total	$ 1,858.8	$ 136.8	$ 357.0	$ 131.6	$ 1,233.4

Investments The Company invests in fixed-maturity, equity and short-term securities and manages its portfolio to an 85% fixed income and 15% equity target allocation. The Company's investment strategy recognizes its need to maintain capital adequate to support its insurance operations. The Company evaluates the risk/reward tradeoffs of investment opportunities, measuring their effects on stability, diversity, overall quality and liquidity of the investment portfolio. Investments in the Company's portfolio have varying degrees of risk. The market value of the portfolio was as follows:

(millions)	December 31, 2002		December 31, 2001	
Investment-Grade Fixed Maturities:				
Short/Intermediate-Term	$ 7,932.0	77.1%	$ 5,827.3	70.8%
Long-Term[1]	168.3	1.6	202.3	2.5
Non-Investment-Grade Fixed Maturities[2]	180.0	1.8	146.8	1.8
Total Fixed Maturities	8,280.3	80.5	6,176.4	75.1
Preferred Stocks[3]	656.7	6.4	713.9	8.7
Term Trust Certificates	—	—	50.1	.6
Total Fixed Income	8,937.0	86.9	6,940.4	84.4
Common Stocks[4]	1,275.0	12.4	1,201.0	14.6
Other Risk Investments[5]	72.3	.7	84.9	1.0
Equity Risk Securities	1,347.3	13.1	1,285.9	15.6
Total Portfolio[6]	$ 10,284.3	100.0%	$ 8,226.3	100.0%

[1] Includes securities with maturities of 10 years or greater. Asset-backed securities are reported based upon their projected cash flows. All other securities which do not have a single maturity date are reported at average maturity. See Note 2 — Investments.

[2] Non-investment-grade fixed-maturity securities offer the Company higher returns and added diversification but may involve greater risks, often related to creditworthiness, solvency and relative liquidity of the secondary trading market.

[3] Comprised of over 95% of fixed-rate preferred stocks with mechanisms that are expected to provide an opportunity to liquidate at par.

[4] Common stocks are traded on nationally recognized securities exchanges.

[5] Includes private equity investments and limited partnership interests in private equity and mezzanine investment funds which have no off-balance-sheet exposure or contingent obligations. See Note 2 — Investments for open funding commitments.

[6] Includes $1.3 billion of securities in the portfolio of a consolidated, non-insurance subsidiary of the holding company; composition is similar to the consolidated portfolio.

The fixed-income portfolio includes fixed-maturity securities, preferred stocks, short-term investments and term trust certificates (discussed below). The primary market risk exposure to the fixed-income portfolio is interest rate risk, which is limited by managing the portfolio duration to a defined range of 1.8 to 5 years. The distribution of maturities and convexity are monitored on a regular basis. Interest rate risk includes the risk from movements in the underlying market rates and in credit spreads of the respective sectors of debt securities held. The fixed-income portfolio had a duration of 3.2 years at December 31, 2002, compared to 3.7 years at December 31, 2001. Included in fixed-income securities are net unsettled securities acquisitions of $112.2 million at December 31, 2002 and $3.1 million of net unsettled security dispositions at December 31, 2001. Excluding these unsettled securities transactions, the allocation of fixed-income securities at December 31, 2002, was 86.8% of the portfolio, slightly

higher than the target allocation of 85%, but within the Company's normal range of variation; at December 31, 2001, the allocation was 84.4%.

Term trust certificates, the common shares of closed-end bond funds, have the risk/reward characteristics of the underlying bonds and, along with the equity risk securities, are classified as Common Equities on the balance sheet.

Included in the fixed-income portfolio, the Company held asset-backed securities at December 31, 2002, which were comprised of the following:

(millions)	Market Value	Duration (years)	Rating[1]	Unrealized Gains[2]
Collateralized Mortgage Obligations — Residential (CMO):				
Sequential Bonds	$ 327.6	1.05	AAA	$ 8.9
Planned Amortization Class Bonds	359.3	.95	AAA	19.1
	686.9	1.00	AAA	28.0
Commercial Mortgage-Backed Obligations (CMB)[3]	889.6	4.14	AA-	68.3
CMB-Interest-Only Certificates	263.4	3.08	AAA	8.1
	1,153.0	3.90	AA	76.4
Other asset-backed securities[4]	710.5	1.86	AAA-	25.2
Total asset-backed securities[5]	$ 2,550.4	2.55	AA+	$ 129.6

[1] Weighted average Nationally Recognized Securities Rating Organization.

[2] The single largest unrealized loss in any individual CMO security was $.1 million and in any CMB security was $2.2 million at December 31, 2002.

[3] Individual security sensitivity to prepayment risk is reduced by prepayment lock out and yield maintenance provisions.

[4] Home equity loans represent $384.8 million, or 54.2%, and manufactured housing loans represent $100.8 million, or 14.2%, of the other asset-backed securities; the remainder of the portfolio is comprised of equipment leases, auto loans, credit card receivables and other structured loans.

[5] The majority of asset-backed securities are liquid with available market quotes and contain no residual interests.

An additional exposure to the fixed-income portfolio is credit risk, which is limited by managing to an average minimum credit quality rating of A+, as defined by nationally recognized rating agencies, and limiting non-investment-grade securities to a maximum of 5% of the fixed-income portfolio. Concentration in single issuers is limited to no more than 6% of the Company's shareholders' equity, except for U.S. treasury and agency bonds; state general obligations are limited to 12% of shareholders' equity.

The quality distribution of the fixed-income portfolio was as follows:

Rating	December 31, 2002	December 31, 2001
AAA	65.7%	58.0%
AA	8.2	10.6
A	12.6	15.3
BBB	11.3	14.0
Non Rated/Other	2.2	2.1
	100.0%	100.0%

The Company monitors the composition and performance of the common stock portfolio to ensure compliance with the objectives.

Common equities, which generally have greater risk and volatility of market value, have a target allocation of 15% and may range from 0 to 25% of the portfolio. At December 31, 2002 and 2001, excluding the net unsettled security transactions, these securities comprised 13.2% and 15.6%, respectively, of the total portfolio. Common stocks are the majority of the common equity portfolio and are managed externally to track the Russell 1000 index within +/- 50 basis points. To maintain high correlation with the Russell 1000, the Company holds approximately 700 of the common stocks comprising the index. Individual hold-

ings are measured based on their contribution to the correlation with the index. The Company's common equity allocation and management strategy are intended to provide diversification for the total portfolio and focuses on the change in value of the equity portfolio relative to the change in value of the index on an annual basis as noted in the following table:

(millions)	Market Value at December 31, 2002	Market Value at December 31, 2001	Total Return[1]
Common Stocks[2]	$ 1,275.0	$ 1,201.0	(21.5)%
Russell 1000 Index[3]	466.2	604.9	(21.7)

[1] Includes gross dividends reinvested and price appreciation/depreciation.

[2] The market value at December 31, 2002, includes appreciation/depreciation in the value of the underlying securities as well as dividend income received and net cash infusions/withdrawals made during the year needed to maintain the Company's 85%/15% fixed income to equity allocation.

[3] This broad-based index, which is used for comparative benchmarking, incepted December 31, 1986, with a base valuation of $130. Amounts shown represent changes in valuation based on growth and declines of the index members.

Other risk investments include private equity investments and limited partnership interests in private equity and mezzanine investment funds which have no off-balance-sheet exposure or contingent obligations, except for the open funding commitments discussed in Note 2 — Investments. Exposures are evaluated individually and as a whole, considering the effects of cross correlation. The Company is no longer initiating investments in these types of securities and expects to reduce its current holdings over time.

The Company monitors the value at risk of the fixed-income and equity portfolios as well as the total portfolio to evaluate the potential maximum expected loss. For further information, see the *Quantitative Market Risk Disclosures* supplementally provided in this Annual Report.

As of December 31, 2002, the Company's portfolio had $249.9 million in net unrealized gains, compared to $186.8 million at year-end 2001. The increase was the result of declining interest rates and the recognition of $78.6 million of net realized losses in 2002, offset by the general decline in the equity markets. The realized losses during 2002 were primarily the result of write-downs in securities determined to have an other-than-temporary decline in market value and rebalancing of the common stock portfolio to the Russell 1000 index during the year. The weighted average fully taxable equivalent book yield of the portfolio was 5.6% for the year ended December 31, 2002, 6.2% for 2001 and 6.4% for 2000. The pretax recurring book yield of the portfolio was 5.1%, 5.6% and 5.7% for the years ended December 31, 2002, 2001 and 2000, respectively.

Included in the net realized gains/losses on securities for the years ended 2002, 2001 and 2000, are write-downs on securities determined to have an other-than-temporary decline in market value. The Company continually monitors its portfolio for pricing changes, which might indicate potential impairments and, on a quarterly basis, performs a detailed review of securities with unrealized losses based on predetermined criteria. In such cases, changes in market value are evaluated to determine the extent to which such changes are attributable to (i) fundamental factors specific to the issuer, such as financial conditions, business prospects or other factors or (ii) market-related factors, such as interest rates or equity market declines.

Fixed income and equity securities with declines attributable to issuer-specific fundamentals are reviewed to identify all available evidence, circumstances and influences to estimate the potential for and timing of recovery of the investment's impairment. An other-than-temporary impairment loss is deemed to have occurred when the potential for and timing of recovery does not satisfy the guidance set forth in Staff Accounting Bulletin (SAB) 59, "Noncurrent Marketable Equity Securities," Statement of Financial Accounting Standards (SFAS) 115, "Accounting for Certain Investments in Debt and Equity Securities" and other related guidance.

For fixed income investments with unrealized losses due to market or industry-related declines where the Company has the intent and ability to hold the investment for the period of time necessary to recover a significant portion of the investment's original principal and interest obligation, declines are not deemed to qualify as other than temporary. The Company's policy for equity securities with market-related declines is to recognize impairment losses on individual securities with losses that are not reasonably expected to be recovered under historical market conditions when the security has been in a loss position for three consecutive quarters.

When a security in the Company's investment portfolio has an unrealized loss in market value that is deemed to be other than temporary, the Company reduces the book value of such security to its current market value, recognizing the decline as a realized loss in the income statement. All other unrealized gains or losses are reflected in shareholders' equity. The write-down activity for the years ended December 31 was as follows:

(millions)	Total Write-downs	Write-downs On Securities Subsequently Sold	Write-downs On Securities Held at Period End
2002			
Fixed income	$ 45.6	$ 19.7	$ 25.9
Common equities[1]	156.5	45.9	110.6
Total portfolio	$ 202.1	$ 65.6	$ 136.5
2001			
Fixed income	$ 17.1	$ 4.2	$ 12.9
Common equities	42.9	19.8	23.1
Total portfolio	$ 60.0	$ 24.0	$ 36.0
2000			
Fixed income	$ 3.4	$ 3.4	$ —
Common equities	43.1	—	43.1
Total portfolio	$ 46.5	$ 3.4	$ 43.1

[1] At December 31, 2002, the Company had $3.6 million of losses on similar securities that have only been in a loss position for two consecutive quarters.

Market related write-downs on equity securities represent the Company's largest component of write-downs in 2002. The following is a summary of equity security market write-downs by sector (both market-related and issuer specific):

(millions)

Sector	Amount of Write-down	Equity Portfolio Allocation	Russell 1000 Allocation	Russell 1000 Sector Return	Remaining Gross Unrealized Loss
Auto and Transportation	$ 3.6	2.5%	2.2%	(14.7)%	$ 1.2
Consumer Discretionary	24.9	12.4	14.6	(24.2)	15.4
Consumer Staples	1.2	8.9	8.1	(5.3)	6.1
Financial Services	6.2	22.8	22.8	(15.3)	32.7
Health Care	15.9	14.6	14.8	(20.4)	20.3
Integrated Oil	—	4.6	4.2	(12.7)	9.0
Materials and Processing	—	3.6	3.4	(8.6)	3.1
Other Energy	2.6	1.4	1.4	(20.6)	.6
Producer Durables	1.2	3.7	3.7	(15.9)	4.9
Technology	50.8	12.5	13.4	(38.7)	16.9
Utilities	16.2	8.2	7.4	(33.1)	20.4
Other Equities	20.7	4.8	4.0	(29.6)	1.8
Total Common Stocks	143.3	100.0%	100.0%	(21.7)%	132.4
Other Risk Assets	13.2				.9
Total Common Equities	$ 156.5				$ 133.3

Trading securities are entered into for the purpose of near-term profit generation. At December 31, 2002 and 2001, the Company did not hold any trading securities. Net realized losses on trading securities for the years ended December 31, 2002, 2001 and 2000 were $0, $6.5 million and $19.0 million, respectively. Trading securities are not material to the Company's financial condition, cash flows

or results of operations and are reported within the available-for-sale portfolio rather than separately disclosed.

From time to time, the Company invests in derivative instruments, which are primarily used to manage the risks and enhance the returns of the available-for-sale portfolio. This is accomplished by modifying the basis, duration, interest rate or foreign currency characteristics of the portfolio, hedged securities or hedged cash flows. During 2002, the Company recognized net losses on derivatives used to manage risk in the available-for-sale portfolio of $0, compared to $2.7 million in 2001 and $2.3 million in 2000. During 2002 and 2001, the Company entered into hedges on forecasted transactions in anticipation of its debt issuances. See Note 2 — Investments and Note 4 — Debt for further discussion of these hedges. The Company had no open positions at December 31, 2002.

Derivative instruments may also be used for trading purposes. Derivatives used for trading purposes generated net gains (losses) of $(.1) million in 2002, $1.9 million in 2001 and $2.6 million in 2000, and are included in the available-for-sale portfolio. For all derivative positions, net cash requirements are limited to changes in market values which may vary based upon changes in interest rates and other factors. Exposure to credit risk is limited to the carrying value; collateral may be required to limit credit risk.

During 2002, the Company entered into repurchase commitment transactions, whereby the Company loans Treasury or U.S. Government agency securities to accredited brokerage firms in exchange for cash equal to the fair market value of the securities. These internally managed transactions are typically overnight arrangements. The cash proceeds are invested in AA or higher financial institution paper with yields that exceed the Company's interest obligation on the borrowed cash. The Company is able to borrow the cash at low rates since the securities loaned are in short supply. The Company's interest rate exposure does not increase or decrease since the borrowing and investing periods match. During the year ended December 31, 2002, the Company's largest single outstanding balance of repurchase commitments was $1,271.6 million which was open for one business day, with an average daily balance of $549.8 million for the year. The Company had no open repurchase commitments at December 31, 2002 and 2001. The Company earned income of $2.8 million, $4.1 million and $.9 million on repurchase commitments during 2002, 2001 and 2000, respectively.

Results of Operations Direct premiums written increased 31% to $9,665.7 million in 2002, compared to $7,379.2 million in 2001 and $6,402.1 million in 2000. For 2002, 2001 and 2000, net premiums written increased 30%, 17% and 1%, respectively, to $9,452.0 million, $7,260.1 million and $6,196.1 million. The difference between direct and net premiums written is attributable to premiums written under state-mandated involuntary Commercial Auto Insurance Procedures (CAIP), for which the Company retains no indemnity risk, of $119.1 million in 2002, $80.5 million in 2001 and $50.9 million in 2000, and reinsurance the Company maintains in its auto and non-auto programs. Rate adequacy, improved customer retention and new business growth drove the increase in premium growth in 2002. Prior years' premium growth was negatively affected by the shift from 12-month to 6-month policies. At year-end 2002 and 2001, substantially all of the Company's new auto policies were written for six-month terms, compared to 80% at December 31, 2000.

Premiums earned, which are a function of the premiums written in the current and prior periods and are recognized into income over the policy term using a mid-month convention, are not affected by the shift in policy term. Therefore, during the transition period, the Company believes that net premiums earned was a more meaningful measure of growth. For 2002, 2001 and 2000, premiums earned increased 24%, 13% and 12%, respectively. The majority of the growth in 2002 was a result of an increase in policies in force, while prior years' growth was due primarily to increased rate levels. During 2002, the Company implemented 95 auto rate revisions in various states, with aggregate filed rate changes of approximately 5% for its Personal Lines business. The Company currently expects its rate needs to be at this level, or slightly higher, in 2003.

For the years ended December 31, 2002, 2001 and 2000, the Company generated net income of $667.3 million, $411.4 million and $46.1 million, respectively. Following is a reconciliation of the Company's net income to operating income:

(millions, except per share amounts)	2002 $	2002 Per Share	2001 $	2001 Per Share	2000 $	2000 Per Share
Net income	$ 667.3	$ 2.99	$ 411.4	$ 1.83	$ 46.1	$ .21
Reconciling items (after-tax):						
Net realized (gains) losses on securities	51.1	.23	72.7	.32	(11.0)	(.05)
Nonrecurring items:						
Termination of strategic alliance relationship	—	—	—	—	13.0	.06
Foreign currency translation loss	—	—	—	—	4.2	.02
Termination of defined benefit pension plan	—	—	—	—	2.0	.01
Severance and other costs[1]	—	—	1.4	.01	1.1	—
Operating income	$ 718.4	$ 3.22	$ 485.5	$ 2.16	$ 55.4	$ .25

[1] 2001 related to the Company's reduction in force in New York; 2000 is associated with the Company's reorganization at the general manager level.

The Company defines operating income, which is a non-GAAP disclosure, as net income excluding the after-tax effect of net realized gains and losses on securities and nonrecurring items. By excluding items which are not of a recurring nature, the Company believes that operating income provides a useful measure of the Company's operating results and more accurately reflects the trends in the Company's financial performance. However, since operating income is not a term defined by GAAP, the Company's operating results may not be comparable to similarly titled measures reported by other companies. The increase in operating income in 2002 is primarily a result of improved underwriting results. The GAAP combined ratio (CR) was 92.4 in 2002, 95.2 in 2001 and 104.4 in 2000.

The Company's Personal Lines business units write insurance for private passenger automobiles and recreation vehicles and currently represent 88% of the Company's total net premiums written. Personal Lines net premiums written grew 29% in 2002, grew 15% in 2001 and declined 1% in 2000; net premiums earned grew 22% in 2002 and 11% in both 2001 and 2000. The Personal Lines business is generated either by an Agent or written directly by the Company. The Agent channel includes business written by the Company's network of 30,000 independent insurance agencies and through strategic alliance business relationships (other insurance companies, financial institutions, employers and national brokerage agencies). Direct business includes business written through 1-800-PROGRESSIVE, online at progressive.com and on behalf of affinity groups.

The Company's Commercial Auto Business unit writes primary liability, physical damage and other auto-related insurance for automobiles and trucks owned by small businesses. The Commercial Auto Business represents 11% of the Company's total year-to-date net premiums written. Commercial Auto net premiums written grew 51% in 2002 and 2001 and 38% in 2000. Although the Commercial Auto Business differs from Personal Lines auto, it requires the same fundamental skills that drive the Company's Personal Lines auto business, which include disciplined underwriting and pricing, as well as excellent claim service. The Company's Commercial Auto Business is primarily distributed through the independent agent channel. The Company estimates that its Commercial Auto Business currently ranks fifth in market share nationally based on data reported by A. M. Best Company Inc.

The Company's other businesses primarily include writing lenders' collateral protection and directors' and officers' liability insurance and providing insurance-related services, primarily processing CAIP business.

Underwriting results for the Company's Personal Lines, including its channel components, the Commercial Auto Business and other businesses were as follows:

(millions)	2002	2001	2000
Net Premiums Written			
Personal Lines — Agent	$ 5,832.7	$ 4,614.7	$ 4,358.4
Personal Lines — Direct	2,529.8	1,861.7	1,293.1
Total Personal Lines	8,362.5	6,476.4	5,651.5
Commercial Auto Business	1,002.9	665.7	442.0
Other businesses	86.6	118.0	102.6
Companywide	$ 9,452.0	$ 7,260.1	$ 6,196.1
Net Premiums Earned			
Personal Lines — Agent	$ 5,542.7	$ 4,706.8	$ 4,643.4
Personal Lines — Direct	2,365.1	1,787.0	1,220.6
Total Personal Lines	7,907.8	6,493.8	5,864.0
Commercial Auto Business	880.0	552.3	384.8
Other businesses	95.7	115.7	99.6
Companywide	$ 8,883.5	$ 7,161.8	$ 6,348.4
Personal Lines — Agent CR			
Loss & loss adjustment expense ratio	72.0	74.8	85.0
Underwriting expense ratio	21.0	19.9	18.8
	93.0	94.7	103.8
Personal Lines — Direct CR			
Loss & loss adjustment expense ratio	69.1	71.8	80.9
Underwriting expense ratio	22.3	25.9	29.6
	91.4	97.7	110.5
Personal Lines — Total CR			
Loss & loss adjustment expense ratio	71.1	74.0	84.1
Underwriting expense ratio	21.4	21.5	21.1
	92.5	95.5	105.2
Commercial Auto Business — CR			
Loss & loss adjustment expense ratio	70.7	70.6	75.1
Underwriting expense ratio	20.2	21.1	21.6
	90.9	91.7	96.7
Other Businesses — CR			
Loss & loss adjustment expense ratio	56.7	60.6	56.8
Underwriting expense ratio	36.1	32.4	29.6
	92.8	93.0	86.4
Companywide GAAP CR			
Loss & loss adjustment expense ratio	70.9	73.5	83.2
Underwriting expense ratio	21.5	21.7	21.2
	92.4	95.2	104.4
Companywide Accident Year			
Loss & loss adjustment expense ratio	70.9	74.9	82.0
Auto Policies in Force (at December 31)			
(thousands)			
Agent — Auto	3,386	2,779	2,821
Direct — Auto	1,541	1,209	1,026
Other Personal Lines[1]	1,642	1,383	1,200
Total Personal Lines	6,569	5,371	5,047
Commercial Auto Business	289	209	170

[1] Includes insurance for motorcycles, recreation vehicles, mobile homes, watercraft, snowmobiles, homeowners and similar items.

The Agent channel net premiums written increased 26% in 2002, compared to 6% in 2001 and an 8% decrease in 2000. As discussed above, the increase in net premiums written for 2002 was a result of both an increase in new applications and strong renewals. In addition, the Agent channel benefited from rate adequacy when competitors were playing catch-up on rate all year. Net premiums earned increased 18%, 1% and 2% in 2002, 2001 and 2000, respectively. In 2001 and 2000, the rate increases the Company had taken were partially offset by decreases in Agent auto policies in force. Agent auto policies in force increased 22% in 2002, and decreased 1% and 7% in 2001 and 2000, respectively. Continued growth in the Agent business can be affected by competitor rate activity and local market conditions. The Company was generally ahead of competitors in recognizing the increases in loss trends and filing necessary rate increases. Therefore, as competitors subsequently raised rates, the Company experienced an increase in its share of business generated in the Agent channel.

The Company's Direct channel net premiums written increased 36% in 2002, 44% in 2001 and 35% in 2000. Net premiums written grew 39% and 41% for 2002 and 2001, respectively, excluding the $37.7 million of previously ceded written premiums that were assumed by the Company upon the commutation of a reinsurance agreement that was part of a strategic alliance relationship that was terminated in the first quarter 2001. This strategic alliance relationship was terminated by mutual agreement of the Company and the other party because the business interests of the parties were no longer aligned. In addition, the Company did not envision that this relationship would help the Company in meeting its long-term profitability objectives. The commutation of the reinsurance agreement was a natural and required result of terminating the relationship (see Note 12 — Commitments and Contingencies).

The Direct channel net premiums earned grew 32%, 46% and 64% in 2002, 2001 and 2000, respectively. The Company feels that continued growth in the Direct business is heavily dependent on the success of the Company's advertising and other marketing efforts, realizing that price sensitivity is always a factor. The Company is advertising on a national basis and supplements its coverage by local market media campaigns in over 80 designated marketing areas. Direct auto policies in force increased 27%, 18% and 45% for 2002, 2001 and 2000, respectively.

Another important element affecting growth is customer retention. The Company experienced very encouraging progress in retention in both the Agent channel and the Direct channel in 2002. One measure of improvement in customer retention is policy life expectancy (PLE), which is the estimate of the average length of time that a policy will remain in force before cancellation or non-renewal. In 2002, the Company experienced about a 20% increase in PLE, with most tiers in both channels contributing to the increase. The Company believes the improvement in the PLE is a function of internal process improvements, smaller rate changes by the Company and an external market where average premiums are increasing. Although it is difficult to identify the exact contribution of each component, the Company believes that the increases in electronic payments and quote accuracy, along with targeted messages sent at renewal explaining rate changes, are having a significant effect on the increase in PLE. Since multiple factors affect retention, such as market conditions, competitors achieving rate adequacy and the Company's mix of business, the Company is unable to predict if retention will increase, decrease or remain the same in the future.

The Company's Commercial Auto business net premiums written increased 51% in both 2002 and 2001, compared to 38% in 2000. The Company has seen the rate of growth slow during the second half of 2002, but the Company is still benefiting from competitors raising rates and restricting the business they write. Should the hard market continue into 2003, the Company would be able to increase rates while still seeing a significant increase in unit growth. The Company continues to focus on writing insurance for small business autos and trucks, with the majority of their customers insuring three or fewer vehicles. Approximately 52% of the Company's year-to-date Commercial Auto net premiums written were generated in the light and local commercial auto markets, which includes autos, vans and pick-up trucks used by contractors, artisans, landscapers and a variety of other small businesses. The remainder of the business was written in the specialty commercial auto market, which includes dump trucks, logging trucks and other short-haul commercial vehicles. The Company does not write in, and has no intention of re-entering, the long-haul trucking market. There are many similarities between the Company's commercial and personal auto business; however, since the commercial auto policies have higher limits than personal auto, the Company continues to monitor this segment closely. Commercial Auto net premiums earned increased 59% in 2002, compared to 44% in 2001 and 33% in 2000. Policies in force have increased 38%, 23% and 27% in 2002, 2001 and 2000, respectively.

During 2002, the Company generated an underwriting profit in 98% of the U.S. Personal Lines markets where it writes (48 out of 49 markets), compared to approximately 75% in 2001 and approximately 40% in 2000. The Company's top five states, which account for almost 40% of the Company's total Personal Lines net premiums written, all exceeded the Company's profit goal of a 4% underwriting profit. The Company will continue to monitor and adjust rates as needed to meet its financial goals.

Claim costs, the Company's most significant expense, represent payments made and estimated future payments to be made to or on behalf of its policyholders, including adjusting expenses needed to settle claims. These costs include a loss estimate for future assignments, based on current business, under state-mandated automobile insurance programs. Claim costs are influenced by loss severity and frequency and inflation. Accordingly, these anticipated changes in loss costs are taken into account when the Company establishes premium rates and loss reserves. Claim costs, expressed as a percentage of premiums earned, were 71% in 2002, compared to 74% in 2001 and 83% in 2000.

The Company has seen a decline in frequency, which has been partially offset by an increase in severity. Although the Company cannot completely explain the drop in loss frequency, it believes that this trend may have bottomed out. Overall, severity increased less than five percent in 2002. The Company plans to be diligent in its efforts to recognize these increasing costs when setting rates and establishing loss reserves. During the year, the Company's claims handling quality improved, as indicated by the Company's audits of claim files, and the Company has increased its hiring and training of claim representatives to handle the increase in the number of claims resulting from the Company's growth.

During 2002, the Company experienced $3.5 million of unfavorable loss reserve development, compared to $99.0 million of favorable development in 2001 and $75.8 million of unfavorable development in 2000. During 2002, the Company made no significant change to the estimate of loss reserves recorded in prior years. A small decrease in the Personal Lines loss reserves was offset by an increase in the Commercial Auto loss reserves. The favorable development in 2001 is primarily attributable to the settlement of claims at less than amounts reserved, while the unfavorable development in 2000 reflected the Company's effort to fully recognize the loss trends that were emerging. The development in 2001 primarily relates

to the 2000 accident year, while the majority of the 2000 unfavorable development related to the 1999 accident year. The Company conducts extensive reviews each month on portions of its business to help ensure that the Company is meeting its objective of always having reserves that are adequate, with minimal variation. Results would differ if different assumptions were made. See the *Critical Accounting Policies* section of *Management's Discussion and Analysis* for a discussion of the effect of changing estimates. In July 2002, the Company released its *Report on Loss Reserving Practices*, via Form 8-K, which provides a detailed discussion of the Company's loss reserving practices.

Because the Company is primarily an insurer of motor vehicles, it has limited exposure as an insurer of environmental, asbestos and general liability claims. The Company has established reserves for these exposures, in amounts which it believes to be adequate based on information currently known. These exposures are not expected to have a material effect on the Company's liquidity, financial condition, cash flows or results of operations.

Policy acquisition costs and other underwriting expenses as a percentage of premiums earned were 22% in both 2002 and 2001, and 21% in 2000. Policy acquisition costs are amortized over the policy period in which the related premiums are earned (see Note 1 — Reporting and Accounting Policies). The increase in ''other underwriting expenses,'' as shown in the income statement, in 2002 was primarily a result of growth, the settlement of class-action lawsuits and an increase in payouts under the Company's incentive compensation programs resulting from improved operating performance. The Agent channel expense ratio, which includes the settlement of the alternative commission programs lawsuits (see Note 11 — Litigation), is in line with the Company's expectations. The Company continues to see improvement in the Direct business expense ratio, which is primarily the result of an increase in the conversion rates. The Company's advertising costs in 2002 were approximately the same as 2001, with the Company experiencing greater efficiency and yield. Based on this experience, the Company believes it can effectively leverage an anticipated increase in advertising spending in 2003.

During 2002, the Company incurred $21.2 million of guaranty fund exposure, compared to $14.6 million in 2001 and $2.0 million in 2000. The 2002 expense was primarily related to the Reliance Insurance Company and Aries Insurance Company insolvencies; 2001 primarily related to Reliance. The Company believes that any assessment for known insolvencies in excess of its current reserves will not materially affect the Company's financial condition, cash flows or results of operations.

The Company is named as a defendant in a number of putative class action lawsuits, such as those alleging damages as a result of the Company's use of after-market parts, total loss evaluation methodology, use of credit in underwriting, charging betterment in first party physical damage claims, using preferred provider rates for payment of personal injury protection claims, worker classification issues, use of third-party vendors to analyze the propriety of payment of medical bills, offering alternative commission programs or the alleged diminution of value to vehicles which are involved in accidents, and cases challenging other aspects of the Company's claims and marketing practices and business operations. Other insurance companies face many of these same issues. During 2002, the Company settled several long-standing class-action lawsuits relating to diminution of value, handling of betterment in claim settlements, use of alternative agent commissions programs and a California-specific labor classification claim. See Note 11 — Litigation for a more detailed discussion.

Critical Accounting Policies The Company is required to make certain estimates and assumptions when preparing its financial statements and accompanying notes in conformity with GAAP. Actual results could differ from those estimates in a variety of areas. The two areas that the Company views as most critical with respect to the application of estimates and assumptions are its method of determining impairments in its investment portfolio and the establishment of its loss reserves.

Other than Temporary Impairment — SFAS 115, ''Accounting for Certain Investments in Debt and Equity Securities'' and SAB 59, ''Noncurrent Marketable Equity Securities'' requires companies to perform periodic reviews of individual securities in its investment portfolio to determine whether a decline in the value of a security is other than temporary. A review for other than temporary impairment (OTI) requires companies to make certain forward-looking assumptions regarding the probability, extent and timing of a valuation recovery, the materiality of the decline and its effect on the financial statements, and the Company's ability and intent to hold the security. The scope of this review is broad and requires a forward-looking assessment of the fundamental characteristics of a security, as well as market-related prospects of the issuer and its industry.

The Company assesses valuation declines to determine the extent to which such changes are attributable to

(i) fundamental factors specific to the issuer, such as financial conditions, business prospects or other factors or (ii) market-related factors, such as interest rates or equity market declines. This evaluation reflects the Company's estimates of current conditions as well as predictions of uncertain future events that may have a material impact on the financial statements related to security valuation.

For fixed income investments with unrealized losses due to market or industry-related declines, the declines are not deemed to qualify as other than temporary where the Company has the intent and ability to hold the investment for the period of time necessary to recover a significant portion of the investment's original principal and interest obligation. The Company's policy for equity securities with market-related declines is to recognize impairment losses on individual securities with losses that are not reasonably expected to be recovered under historical market conditions when the security has been in a loss position for three consecutive quarters.

When persuasive evidence exists that causes the Company to evaluate a decline in market value to be other than temporary, the Company reduces the book value of such security to its current market value, recognizing the decline as a realized loss in the income statement. All other unrealized gains or losses are reflected in shareholders' equity. Senior management provides a summary of the Company's OTI review to the audit committee of the Company's Board of Directors.

As of December 31, 2002, the Company's total portfolio had $160.5 million in gross unrealized losses, compared to $95.9 million in gross unrealized losses in 2001. The increase during 2002 was the result of continued equity market declines, as evidenced by the Russell 1000 Index return of (21.7)%. The year-end unrealized losses were mitigated by the fact that, during the year, the Company recognized $202.1 million of OTI and additional gross realized losses of $83.2 million from security sales, as well as from the positive effect of declining interest rates on the Company's bond portfolio.

The following table stratifies the gross unrealized losses in the Company's portfolio at December 31, 2002, by duration in a loss position and magnitude of the loss as a percentage of book value. The individual amounts represent the additional OTI the Company could have recognized in the income statement if its policy for market-related declines was different than that stated above.

(millions)	Total Gross Unrealized Losses	Percent Decline of Investment Value			
Total Portfolio		> 15%	> 25%	> 35%	> 45%
Unrealized Loss for 1 Quarter	$ 12.8	$ 9.6	$ 1.5	$ —	$ —
Unrealized Loss for 2 Quarters	35.6	14.6	6.8	3.4	.2
Unrealized Loss for 3 Quarters	49.1	36.4	9.6	—	—
Unrealized Loss for > 3 Quarters	63.0	42.7	27.0	—	—
Total	$ 160.5	$ 103.3	$ 44.9	$ 3.4	$ .2

For example, if the Company decided to write down all securities in an unrealized loss position in excess of three quarters where the securities decline in value exceeded 15%, the Company would recognize an additional $42.7 million of OTI losses in the income statement. These OTI losses would decrease to $27.0 million if the threshold for market decline was greater than 25%.

Since total unrealized losses are already a component of the Company's shareholders' equity, any recognition of additional OTI losses would have no effect on the Company's comprehensive income or book value.

Loss and LAE Reserves — Loss and loss adjustment expense (LAE) reserves represent the Company's best estimate of its ultimate liability for losses and LAE that occurred prior to the end of any given accounting period but have not yet been paid. At December 31, 2002, the Company had $3.8 billion of gross loss and LAE reserves, which represents management's best estimate of ultimate loss. As a result of the detailed product review processes the Company performs (discussed below), the Company does not develop aggregate countrywide ranges for its loss reserves. The Company's carried reserve balance inherently assumes an increase in the loss and LAE severity for both personal auto liability and commercial auto liability, which represent over 95% of the Company's total reserves. These estimates are influenced by many variables that are difficult to quantify, such as medical costs, jury awards, etc., which will influence the final amount of the claim settlement. That, coupled with changes to internal claims practices, changes in the legal environment and state regulatory requirements, requires significant judgment in the reserve setting process.

The Company reviews its reserves at a combined state, product and line coverage level (the ''products'') on an annual, semiannual or quarterly time frame depending on size of the products or emerging issues relating to the products. By reviewing the reserves at such a detailed level, the Company has the ability to identify and measure variances in trend by state, product and line coverage that would not otherwise be seen on a consolidated basis. The Company's actuarial department reviews the results of six different estimation methods, three based on paid data and three based on incurred data, to determine if a reserve change is required. In the event of a wide variation between results generated by the different projections, the actuarial group will further analyze the data using additional techniques.

In analyzing the ultimate accident year loss experience, the Company's actuarial area reviews in detail the frequency (number of losses per earned car years), severity (dollars of loss per each claim), and the average premium (dollars of premium per earned car year). The loss ratio, a primary measure of loss experience, is equal to the frequency times severity divided by the average premium. The average premium for personal and commercial auto businesses are known and therefore are not estimated. The projection of frequency for these lines of business is generally very stable because injured parties report their claims in a reasonably short time period. The actual frequency experienced will vary depending on the change in mix by class of drivers written by the Company, but the accuracy of the projected level is generally reliable. The severity experienced by the Company, which is more difficult to estimate, is affected by changes in underlying costs, such as medical costs, jury verdicts, etc. In addition, severity will change relative to the change in the Company's limit profile.

During 2002, the Company experienced exceptional growth which creates additional uncertainty in estimating the ultimate loss costs. The contributing factors of this potential risk are the change in the Company's limit mix and mix of business by state or jurisdiction. To address this risk of uncertainty, the Company's actuarial area expanded their scope of reserve reviews by approximately 50% to accommodate the shift to high and low policy limits within the reserving product level. Even though this increased focus on needed reserves by policy limit was part of the process for the personal auto business, even more attention was given to studies regarding losses by policy limit for the commercial auto business, as the average limit of this business is much higher than personal auto and has been increasing over the last few years.

The Company's goal is to ensure total reserves are adequate to cover all loss costs while sustaining minimal variation from the time reserves are initially established until losses are fully developed. During 2002, the Company made no significant change to the estimate of loss reserves recorded in prior years. The following table shows how the Company has performed against this goal over the last ten years.

		(millions)									
For the years ended December 31,	**1992**	**1993**	**1994[3]**	**1995**	**1996**	**1997**	**1998**	**1999**	**2000**	**2001**	**2002**
Loss and LAE reserves[1]	$956.4	$1,012.4	$1,098.7	$1,314.4	$1,532.9	$1,867.5	$1,945.8	$2,200.2	$2,785.3	$3,069.7	$3,632.1
Re-estimated reserves as of:											
One year later	857.9	869.9	1,042.1	1,208.6	1,429.6	1,683.3	1,916.0	2,276.0	2,686.3	3,073.2	
Two years later	765.5	837.8	991.7	1,149.5	1,364.5	1,668.5	1,910.6	2,285.4	2,708.3		
Three years later	737.4	811.3	961.2	1,118.6	1,432.3	1,673.1	1,917.3	2,277.7			
Four years later	725.2	794.6	940.6	1,137.7	1,451.0	1,669.2	1,908.2				
Five years later	717.3	782.9	945.5	1,153.3	1,445.1	1,664.7					
Six years later	711.1	780.1	952.7	1,150.1	1,442.0						
Seven years later	709.2	788.6	952.6	1,146.2							
Eight years later	714.6	787.5	949.7								
Nine years later	713.3	787.0									
Ten years later	713.0										
Cumulative development: conservative/(deficient)	$243.4	$ 225.4	$ 149.0	$ 168.2	$ 90.9	$ 202.8	$ 37.6	$ (77.5)	$ 77.0	$ (3.5)	
Percentage[2]	25.5	22.3	13.6	12.8	5.9	10.9	1.9	(3.5)	2.8	(.1)	

The chart represents the development of the property-casualty loss and LAE reserves for 1992 through 2001. The reserves are re-estimated based on experience as of the end of each succeeding year and are increased or decreased as more information becomes known about the frequency and severity of claims for individual years. The cumulative development represents the aggregate change in the estimates over all prior years. Since the characteristics of the loss reserves for both personal auto and commercial auto are similar, the Company reports development in the aggregate rather than by segment.

[1] Represents loss and LAE reserves net of reinsurance recoverables on unpaid losses at the balance sheet date.

[2] Cumulative development ÷ loss and LAE reserves.

[3] In 1994, based on a review of its total loss reserves, the Company eliminated its $71.0 million ''supplemental reserve.''

The Company experienced continually favorable reserve development through 1998 primarily due to the decreasing bodily injury severity. From the fourth quarter 1993 continuously through the third quarter 1998, the Company's bodily injury severity decreased each quarter when compared to the same quarter the prior year. This period of decreasing severity for the Company was not only longer than that experienced by the industry, but also longer than any time in Progressive's history. The reserves established as of the end of each year assumed the current accident year's severity to increase over the prior accident year's estimate. As the experience continued to be evaluated at later dates, the realization of the decreased severity resulted in favorable reserve development.

The Company believes that the assumption with the highest likelihood of change that would materially affect the carried loss and LAE reserves is the estimated severity for the 2002 accident year. If the Company changed its estimate of severity by 1%, the 2002 required reserves for personal auto liability and commercial auto liability would have changed by approximately $30 million and $4 million, respectively.

Because the Company is primarily an insurer of motor vehicles, it has minimal exposure as an insurer of environmental, asbestos and general liability claims.

For a more detailed discussion on the Company's loss reserving practices and how loss reserves affect the Company's financial results, see the Company's *Report on Loss Reserving Practices*, which was filed in July 2002 via Form 8-K and is available on the Company's Web site at progressive.com/investors.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Statements in this Annual Report that are not historical fact are forward-looking statements that are subject to certain risks and uncertainties that could cause actual events and results to differ materially from those discussed herein. These risks and uncertainties include, without limitation, uncertainties related to estimates, assumptions and projections generally; inflation and changes in economic conditions (including changes in interest rates and financial markets); the effectiveness of the Company's advertising campaigns; the accuracy and adequacy of the Company's pricing methodologies; pricing competition and other initiatives by competitors; ability to obtain regulatory approval for requested rate changes and the timing thereof; legislative and regulatory developments; the outcome of litigation pending against the Company; weather conditions (including the severity and frequency of storms, hurricanes, snowfalls, hail and winter conditions); changes in driving patterns and loss trends; acts of war and terrorist activities; court decisions and trends in litigation and health care and auto repair costs; and other matters described from time to time by the Company in releases and publications, and in periodic reports and other documents filed with the United States Securities and Exchange Commission. In addition, investors should be aware that generally accepted accounting principles prescribe when a company may reserve for particular risks, including litigation exposures. Accordingly, results for a given reporting period could be significantly affected if and when a reserve is established for a major contingency. Reported results may therefore appear to be volatile in certain accounting periods.

Ten Year Summary — Financial Highlights

(unaudited—not covered by report of independent accountants)

(millions — except ratios, per share amounts and number of people employed)	2002	2001	2000	1999	1998
Insurance Companies Selected Financial Information and Operating Statistics — Statutory Basis					
Policyholders' surplus[1]	$ 3,370.2	$ 2,647.7	$ 2,177.0	$ 2,258.9	$ 2,029.9
Ratios:					
Net premiums written to policyholders' surplus	2.8	2.7	2.8	2.7	2.6
Loss and loss adjustment expense reserves to policyholders' surplus	1.1	1.2	1.3	1.0	1.0
Loss and loss adjustment expense	70.9	73.6	83.2	75.0	68.5
Underwriting expense	20.4	21.1	21.0	22.1	22.4
Statutory combined ratio	91.3	94.7	104.2	97.1	90.9
Selected Consolidated Financial Information — GAAP Basis					
Total revenues	$ 9,294.4	$ 7,488.2	$ 6,771.0	$ 6,124.2	$ 5,292.4
Total assets	13,564.4	11,122.4	10,051.6	9,704.7	8,463.1
Total shareholders' equity[2]	3,768.0	3,250.7	2,869.8	2,752.8	2,557.1
Common Shares outstanding	218.0	220.3	220.6	219.3	217.6
Common Share price					
High	$ 60.49	$ 50.60	$ 37.00	$ 58.08	$ 57.33
Low	44.75	27.38	15.00	22.83	31.33
Close[3]	49.63	49.77	34.54	24.38	56.46
Market capitalization	$ 10,819.3	$ 10,958.6	$ 7,616.8	$ 5,345.4	$ 12,279.7
Book value per Common Share[2]	$ 17.28	$ 14.76	$ 13.01	$ 12.55	$ 11.75
Return on average common shareholders' equity[4]	19.3%	13.5%	1.7%	10.9%	19.3%
Debt outstanding	$ 1,489.0	$ 1,095.7	$ 748.8	$ 1,048.6	$ 776.6
Ratios:					
Debt to total capital	28%	25%	21%	28%	23%
Earnings to fixed charges[5]	13.2x	10.7x	1.3x	5.7x	10.2x
Price to earnings[6]	15	23	138	20	28
Price to book	2.9	3.4	2.7	1.9	4.8
Net premiums written growth	30%	17%	1%	16%	14%
GAAP underwriting margin[2]	7.6%	4.8%	(4.4)%	1.7%	8.4%
Number of people employed	22,974	20,442	19,490	18,753	15,735

All share and per share amounts were adjusted for the April 22, 2002, 3-for-1 stock split.

[1] During 1994, the Company began accruing salvage and subrogation recoverables.

[2] In 1994, the $71.0 million ''supplemental reserve'' was eliminated, increasing book value per share $.21, underwriting profit margin 3.2% and shareholders' equity $46.1 million.

[3] Represents the closing price at December 31.

[4] Net income minus preferred share dividends ÷ average common shareholders' equity.

[5] 1995 and prior represents the ratio of earnings to combined fixed charges and preferred share dividends.

[6] Represents the closing stock price ÷ operating earnings per share (a non-GAAP measure).

(millions — except ratios, per share amounts and number of people employed)	1997	1996	1995	1994	1993
Insurance Companies Selected Financial Information and Operating Statistics — Statutory Basis					
Policyholders' surplus[1]	$ 1,722.9	$ 1,292.4	$ 1,055.1	$ 945.1	$ 701.9
Ratios:					
Net premiums written to policyholders' surplus	2.7	2.7	2.8	2.6	2.6
Loss and loss adjustment expense reserves to policyholders' surplus	1.1	1.2	1.2	1.2	1.5
Loss and loss adjustment expense	71.1	70.2	71.6	64.2	62.6
Underwriting expense	20.7	19.8	21.4	22.4	25.4
Statutory combined ratio	91.8	90.0	93.0	86.6	88.0
Selected Consolidated Financial Information — GAAP Basis					
Total revenues	$ 4,608.2	$ 3,478.4	$ 3,011.9	$ 2,415.3	$ 1,954.8
Total assets	7,559.6	6,183.9	5,352.5	4,675.1	4,011.3
Total shareholders' equity[2]	2,135.9	1,676.9	1,475.8	1,151.9	997.9
Common Shares outstanding	216.9	214.5	216.3	213.6	216.3
Common Share price					
High	$ 40.29	$ 24.08	$ 16.50	$ 13.50	$ 15.38
Low	20.50	13.46	11.58	9.25	8.88
Close[3]	39.96	22.46	16.29	11.67	13.50
Market capitalization	$ 8,667.0	$ 4,817.3	$ 3,523.9	$ 2,492.0	$ 2,920.1
Book value per Common Share[2]	$ 9.85	$ 7.82	$ 6.44	$ 4.99	$ 4.21
Return on average common shareholders' equity[4]	20.9%	20.5%	19.6%	27.4%	36.0%
Debt outstanding	$ 775.9	$ 775.7	$ 675.9	$ 675.6	$ 477.1
Ratios:					
Debt to total capital	27%	32%	31%	37%	32%
Earnings to fixed charges[5]	9.2x	7.7x	5.6x	6.1x	7.1x
Price to earnings[6]	27	16	17	13	15
Price to book	4.1	2.9	2.5	2.3	3.2
Net premiums written growth	36%	18%	19%	35%	25%
GAAP underwriting margin[2]	6.6%	8.5%	5.7%	11.5%	10.7%
Number of people employed	14,126	9,557	8,025	7,544	6,101

Ten Year Summary — GAAP Consolidated Operating Results

(unaudited — not covered by report of independent accountants)

(millions — except per share amounts)	2002	2001	2000	1999	1998
Direct premiums written:					
Personal Lines	$ 8,431.1	$ 6,485.1	$ 5,773.2	$ 5,799.4	$ 4,987.1
Commercial Auto Business	1,004.3	665.7	442.2	321.4	265.2
Other businesses	230.3	228.4	186.7	184.5	199.0
Total direct premiums written	9,665.7	7,379.2	6,402.1	6,305.3	5,451.3
Reinsurance assumed	.1	.1	—	—	—
Reinsurance ceded	(213.8)	(119.2)	(206.0)	(180.6)	(151.6)
Net premiums written	9,452.0	7,260.1	6,196.1	6,124.7	5,299.7
Net change in unearned premiums reserve[1]	(568.5)	(98.3)	152.3	(441.1)	(351.7)
Premiums earned	8,883.5	7,161.8	6,348.4	5,683.6	4,948.0
Expenses:					
Losses and loss adjustment expenses[2]	6,299.1	5,264.1	5,279.4	4,256.4	3,376.3
Policy acquisition costs	1,031.6	864.9	788.0	745.0	659.9
Other underwriting expenses	874.2	686.9	559.3	583.8	495.8
Total underwriting expenses	8,204.9	6,815.9	6,626.7	5,585.2	4,532.0
Underwriting profit (loss) before taxes	678.6	345.9	(278.3)	98.4	416.0
Provision (benefit) for income taxes	237.5	121.1	(97.4)	34.4	145.6
Underwriting profit (loss) after taxes	441.1	224.8	(180.9)	64.0	270.4
Service operations profit (loss) after taxes	8.0	3.2	(.6)	4.3	4.8
	449.1	228.0	(181.5)	68.3	275.2
Investment income after taxes	324.4	296.1	278.3	249.6	221.3
Net realized gains (losses) on securities after taxes	(51.1)	(72.7)	11.0	30.7	7.4
Interest expense after taxes	(48.5)	(33.9)	(50.6)	(49.7)	(39.7)
Nonrecurring items after taxes[3]	—	—	(4.2)	—	—
Other income after taxes[4]	—	—	—	3.4	—
Net expenses after taxes[5]	(6.6)	(6.1)	(6.9)	(7.1)	(7.5)
Net income	$ 667.3	$ 411.4	$ 46.1	$ 295.2	$ 456.7
Items to reconcile net income to operating income:					
Net realized (gains) losses on securities after taxes	51.1	72.7	(11.0)	(30.7)	(7.4)
Nonrecurring items after taxes:					
Nonunderwriting[3]	—	—	4.2	—	—
Other income[4]	—	—	—	(3.4)	—
Underwriting[2,8]	—	1.4	16.1	5.6	—
Operating income[6]	$ 718.4	$ 485.5	$ 55.4	$ 266.7	$ 449.3
Per share[7]					
Net income	$ 2.99	$ 1.83	$ .21	$ 1.32	$ 2.04
Operating income[6]	3.22	2.16	.25	1.19	2.01
Dividends	.096	.093	.090	.087	.083
Average equivalent shares					
Basic	219.0	221.0	219.6	218.7	217.4
Diluted	223.2	225.2	223.0	223.9	224.1

All share and per share amounts were adjusted for the April 22, 2002, 3-for-1 stock split.

[1] Amount represents change in unearned premiums reserve less change in prepaid reinsurance premiums.

[2] In 1994, the ''supplemental reserve'' was eliminated, resulting in a one-time decrease to losses and loss adjustment expenses of $71.0 million, or $.21 per share.

[3] 2000 reflects a foreign currency translation loss; 1993 reflects a charge on debt extinguishments.

[4] 1999 reflects a gain on the sale of the corporate aircraft.

[5] Reflects investment expenses after taxes and other tax adjustments.

[6] Defined as net income excluding net realized gains/losses on securities and nonrecurring items. This is a non-GAAP disclosure.

[7] Presented on a diluted basis. In 1997, the Company adopted SFAS 128, ''Earnings Per Share,'' and, as a result, restated prior periods per share amounts, if applicable.

(millions — except per share amounts)	1997	1996	1995	1994	1993
Direct premiums written:					
Personal Lines	$ 4,355.9	$ 3,165.4	$ 2,644.6	$ 2,181.7	$ 1,548.9
Commercial Auto Business	253.5	229.9	210.5	183.7	165.9
Other businesses	215.8	243.1	213.8	279.7	251.6
Total direct premiums written	4,825.2	3,638.4	3,068.9	2,645.1	1,966.4
Reinsurance assumed	—	3.8	.1	2.9	9.2
Reinsurance ceded	(160.1)	(200.5)	(156.2)	(190.8)	(156.4)
Net premiums written	4,665.1	3,441.7	2,912.8	2,457.2	1,819.2
Net change in unearned premiums reserve[1]	(475.6)	(242.4)	(185.6)	(266.1)	(150.5)
Premiums earned	4,189.5	3,199.3	2,727.2	2,191.1	1,668.7
Expenses:					
Losses and loss adjustment expenses[2]	2,967.5	2,236.1	1,943.8	1,397.3	1,028.0
Policy acquisition costs	607.8	482.6	459.6	391.5	311.6
Other underwriting expenses	336.0	208.5	167.2	150.8	151.3
Total underwriting expenses	3,911.3	2,927.2	2,570.6	1,939.6	1,490.9
Underwriting profit (loss) before taxes	278.2	272.1	156.6	251.5	177.8
Provision (benefit) for income taxes	97.4	95.2	54.8	88.0	62.2
Underwriting profit (loss) after taxes	180.8	176.9	101.8	163.5	115.6
Service operations profit (loss) after taxes	.9	2.8	5.6	6.5	4.4
	181.7	179.7	107.4	170.0	120.0
Investment income after taxes	205.3	175.6	156.2	131.2	107.1
Net realized gains (losses) on securities after taxes	64.0	4.6	30.4	15.5	70.1
Interest expense after taxes	(42.0)	(40.0)	(37.1)	(35.9)	(25.8)
Nonrecurring items after taxes[3]	—	—	—	—	(2.6)
Other income after taxes[4]	—	—	—	—	—
Net expenses after taxes[5]	(9.0)	(6.2)	(6.4)	(6.5)	(1.5)
Net income	$ 400.0	$ 313.7	$ 250.5	$ 274.3	$ 267.3
Items to reconcile net income to operating income:					
Net realized (gains) losses on securities after taxes	(64.0)	(4.6)	(30.4)	(15.5)	(70.1)
Nonrecurring items after taxes:					
Nonunderwriting[3]	—	—	—	—	2.6
Other income[4]	—	—	—	—	—
Underwriting[2,8]	—	—	—	(46.1)	(2.5)
Operating income[6]	$ 336.0	$ 309.1	$ 220.1	$ 212.7	$ 197.3
Per share[7]					
Net income	$ 1.77	$ 1.38	$ 1.09	$ 1.20	$ 1.20
Operating income[6]	1.49	1.37[9]	.95	.92	.87
Dividends	.080	.077	.073	.070	.067
Average equivalent shares					
Basic	216.0	214.8	215.4	214.8	207.9
Diluted	225.9	222.6	222.6	222.0	215.4

[8] Other nonrecurring items consist of the following pretax items:
2001: $2.1 million of severance and other costs related to the Company's reduction in force in New York.
2000: $20.0 million accrual related to the estimated cost of terminating a strategic alliance relationship; $3.2 million additional expense associated with the termination of the Company's defined benefit pension plan; and $1.7 million of severance costs associated with the Company's reorganization at the general manager level.
1999: $7.5 million additional expenses associated with previous advertising commitments that will no longer be realized due to changes in marketing strategy; and $1.2 million reserve for the wind-down of the Company's Canadian operations.
1993: $.9 million charge from the early adoption of SFAS 112, ''Employer's Accounting for Postemployment Benefits;'' a $1.5 million benefit from the curtailment of the defined benefit pension plan; and $2.1 million benefit from the retroactive tax impact of the Omnibus Budget Reconciliation Act of 1993.

[9] Excludes $.01 per share associated with the excess preferred stock liquidation price over the carrying value at the date of redemption.

Quantitative Market Risk Disclosures

(unaudited — not covered by report of independent accountants)

Quantitative market risk disclosures are only presented for market risk categories when risk is considered material. Materiality is determined based on the fair value of the financial instruments at December 31, 2002, and the potential for near-term losses from reasonably possible near-term changes in market rates or prices.

Other Than Trading Financial Instruments

Financial instruments subject to interest rate risk were:

(millions)	Market Value				
	−200 bps Change	−100 bps Change	Actual	+100 bps Change	+200 bps Change
U.S. Government obligations	$ 1,730.5	$ 1,693.4	$ 1,646.9	$ 1,602.5	$ 1,560.1
State and local government obligations	2,170.2	2,070.4	1,976.0	1,888.2	1,806.4
Asset-backed securities	2,666.4	2,610.5	2,550.4	2,485.7	2,408.4
Corporate and other debt securities	1,670.6	1,604.5	1,539.2	1,477.9	1,420.5
Preferred stocks	694.8	676.4	656.7	637.6	619.3
Short-term investments	567.8	567.8	567.8	567.8	567.8
Balance as of December 31, 2002	$ 9,500.3	$ 9,223.0	$ 8,937.0	$ 8,659.7	$ 8,382.5
Balance as of December 31, 2001	$ 7,480.7	$ 7,208.6	$ 6,940.4	$ 6,679.4	$ 6,427.2

Exposure to risk is represented in terms of changes in fair value due to selected hypothetical movements in market rates. Bonds and preferred stocks are individually priced to yield to the worst case scenario. State and local government obligations, including lease deals and super sinkers, are assumed to hold their prepayment patterns. Asset-backed securities are priced assuming deal specific prepayment scenarios, considering the deal structure, prepayment penalties, yield maintenance agreements and the underlying collateral. Over 95% of the preferred stocks have mechanisms that are expected to provide an opportunity to liquidate at par.

Financial instruments subject to equity market risk were:

(millions)	Market Value	Hypothetical Market Changes	
		+10%	−10%
Common equities as of December 31, 2002	$ 1,347.3	$ 1,482.0	$ 1,212.6
Common equities as of December 31, 2001[1]	$ 1,285.9	$ 1,414.5	$ 1,157.3

[1] Amount excludes $50.1 million of term trust certificates.

The model represents the estimated value of the Company's common equity portfolio given a +/− 10% change in the market, based on the common stock portfolio's weighted average beta of 1.0. The beta is derived from recent historical experience, using the S&P 500 as the market surrogate. The historical relationship of the common stock portfolio's beta to the S&P 500 is not necessarily indicative of future correlation, as individual company or industry factors may affect price movement. Betas are not available for all securities. In such cases, the change in market value reflects a direct +/− 10% change; the number of securities without betas is approximately 5%.

As an additional supplement to the sensitivity analysis, the Company is presenting summarized estimates of the Value-at-Risk (VaR) of the fixed-income and equity portfolios for the following quarterly periods:

(millions)	December 31, 2002	September 30, 2002	June 30, 2002	March 31, 2002	December 31, 2001
Fixed-income portfolio	$ (130.9) (1.5)%	$ (160.2) (1.9)%	$ (114.6) (1.5)%	$ (159.3) (2.2)%	$ (182.8) (2.6)%
Equity portfolio	$ (146.9) (10.9)%	$ (154.7) (12.7)%	$ (107.6) (8.4)%	$ (95.0) (7.3)%	$ (101.3) (7.9)%
Total portfolio	$ (99.8) (1.0)%	$ (121.8) (1.3)%	$ (120.2) (1.3)%	$ (169.5) (2.0)%	$ (218.3) (2.7)%

The model results represent the maximum expected loss in a one month period at a 95% confidence level. The results are based on 10,000 paths generated using Monte Carlo methodology. Fixed-income securities are priced off simulated term structures, capturing the path-dependency of instruments with embedded options. Equities are priced off a 10 factor model; risk factors include both macroeconomics and industry segment exposures. The variance/covariance matrix is estimated using the last two years (rolling) and is exponentially-weighted, making the model especially sensitive to recent volatility. The VaR of the total investment portfolio is less than the sum of the two components (fixed income and equity) due to the benefit of diversification.

The VaR exposure of the total investment portfolio decreased 170 basis points from December 31, 2001 to December 31, 2002, primarily reflecting the reduction in the duration of the fixed-income portfolio and a reduction in the volatility of market interest rates.

Trading Financial Instruments At December 31, 2002 and December 31, 2001, the Company did not have any trading securities. During 2002 and 2001, net activity of trading securities was not material to the Company's financial position, cash flows or results of operations. For 2002 and 2001, the Company realized $0 and $6.5 million, respectively, of net losses on trading securities.

Incentive Compensation Plans

(unaudited — not covered by report of independent accountants)

The Company believes that equity compensation awards are a key form of long-term compensation. In 1989, the Company began awarding non-qualified stock options (NQSO) to key employees and directors of the Company as an equity component of the total incentive compensation plan. Beginning January 1, 2003, the Company will discontinue granting NQSOs in favor of providing equity compensation in the form of restricted stock. After considering various alternatives, the Company believes that restricted stock more closely aligns management's interest with that of shareholders.

The Company recognizes investor concerns over the effect of equity awards and the lack of clarity on shareholder value. Some advocates prefer the transparency of cash compensation, but this comes with the cost of reducing senior management and shareholder alignment. The Company believes a solution is to monitize the cost of equity compensation through its' commitment to neutralize dilution from stock options exercises and restricted stock grants through stock repurchases.

As of January 1, 2003, there were 12.3 million options outstanding with 6.7 million options currently eligible for exercise. The final expiration date for these outstanding options is December 31, 2011. The Company anticipates that approximately 10.9 million of the currently outstanding options will have been exercised by the expiration date. As previously stated, it is the Company's policy to eliminate dilution from the exercise of employee options through periodic share repurchases. On January 1, 2001, the date the repurchase policy was established, Common Shares outstanding were 220.6 million, on a split-adjusted basis, and options outstanding were 14.0 million. These amounts became the benchmarks for share management purposes. Due to capital opportunities, the Company's view of future operations or market conditions, share repurchases may exceed the expected number of options to be exercised in that annual period. Any share repurchases in excess of the current year exercises will be carried forward and applied against future option exercises until the total dilutive obligation has been satisfied. Any shortfall of repurchases below the cumulative total option exercises will be acquired in the following year. When a carryforward balance exists, the Company will repurchase a minimum of 50% of the anticipated current year exercises.

The following NQSO grants were outstanding as of January 1, 2003. It should be noted that these amounts include .4 million of Directors' NQSOs and 1.8 million of options that became exercisable on January 1, 2003.

(millions, except prices)

Expiration Date December 31,	Average Strike Price	Options Granted	Exercisable	Outstanding[1]	Forecasted Exercises[2]
2003	$ 10.35	3.5	.9	.9	.9
2004	12.76	2.7	1.0	1.0	1.0
2005	15.84	2.6	1.3	1.3	1.3
2006	23.28	2.2	1.1	1.1	1.1
2007	41.54	1.4	1.0	1.0	1.0
2008	46.38	1.5	.1	1.1	1.0
2009	19.72	3.3	1.0	2.8	2.3
2010	30.89	2.1	.3	1.9	1.4
2011	52.17	1.2	—	1.2	.9
Total		20.5	6.7	12.3	10.9

[1] Represents the total number of outstanding options, including vested and unvested issues, and in-the-money or out-of-the-money options.

[2] The difference between options currently outstanding and total projected exercises represents the Company's historical experience of option cancellations. Actual exercises can and will vary based on a number of factors including variation in the market price of Progressive stock. Forecasted results are based on historical experience and reflect the market and business conditions that existed at the time of issuance and exercise of the respective options.

Following is the Company's anticipated rate of option exercises over the remaining life of the option plan.

(millions, except prices)

Projected Year of Exercise	Forecasted Exercises	Average Strike Price
2003	2.2	$ 17.75
2004	1.9	22.49
2005	1.8	24.19
2006	1.4	29.73
2007	1.2	35.24
2008	.9	33.70
2009	.9	26.98
2010	.4	36.64
2011	.2	52.17
Remaining obligation	10.9	$ 26.54

The Company expects to repurchase shares to offset its remaining obligation during the expected future life of the options outstanding.

During 2002 and 2001, the following option exercises and share repurchases occurred:

(millions)	Cumulative	2002	2001
Options outstanding: Beginning of year	14.0	13.1	14.0
Granted	3.3	1.2	2.1
Exercised	(4.0)	(1.5)	(2.5)
Cancelled	(1.0)	(.5)	(.5)
Options outstanding: End of year	12.3	12.3	13.1
Repurchases for current year exercises	4.0	1.5	2.5
Excess repurchases	2.4	2.3	.1
Total repurchases	6.4	3.8	2.6
as a % of total obligation[1]	43%		
Cumulative carryforward (shortfall)	2.4		
as a % of remaining obligation	22%		

[1] Total obligation represents the remaining share repurchase obligation (10.9 million shares) plus the shares exercised from January 1, 2001 through December 31, 2002 (4.0 million shares).

Quarterly Financial and Common Share Data

(unaudited—not covered by report of independent accountants)

(millions, except per share amounts)

Quarter	Operating Revenues[3]	Net Income (Loss) Per Share[4]	Net Income (Loss) Total	Reconciling items (after tax) Net realized (gains) losses on securities	Reconciling items (after tax) Non-recurring Items	Operating Income (Loss)[1] Total	Operating Income (Loss)[1] Per Share[4]	Stock Price[2] High	Stock Price[2] Low	Stock Price[2] Close	Rate of Return[5]	Dividends Per Share
2002												
1	$1,975.3	$ .78	$176.2	$ 9.6	$ —	$185.8	$ .83	$55.80	$46.75	$55.54		$ .023
2	2,144.8	.71	160.4	2.0	—	162.4	.72	60.49	54.64	57.85		.023
3	2,325.7	.80	178.5	15.4	—	193.9	.87	57.77	44.75	50.63		.025
4	2,472.0	.69	152.2	24.1	—	176.3	.79	58.30	48.79	49.63		.025
	$8,917.8	$2.99	$667.3	$ 51.1	$ —	$718.4	$3.22	$60.49	$44.75	$49.63	(.1)%	$ .096
2001												
1	$1,678.8	$ .39	$ 86.6	$ 1.7	$ —	$ 88.3	$ .39	$34.49	$27.38	$32.35		$ .023
2	1,761.7	.46	103.7	1.9	1.4	107.0	.47	45.59	31.20	45.06		.023
3	1,839.7	.43	96.4	54.1	—	150.5	.67	45.32	38.20	44.63		.023
4	1,906.3	.56	124.7	15.0	—	139.7	.62	50.60	43.62	49.77		.023
	$7,186.5	$1.83	$411.4	$ 72.7	$ 1.4	$485.5	$2.16	$50.60	$27.38	$49.77	44.1%	$ .093
2000												
1	$1,526.2	$ (.21)	$ (46.6)	$ 10.0	$ —	$ (36.6)	$ (.17)	$28.58	$15.00	$25.35		$ .022
2	1,584.9	(.06)	(14.1)	17.0	1.1	4.0	.02	33.33	20.00	24.67		.022
3	1,620.5	.26	58.8	(20.9)	—	37.9	.17	28.46	20.75	27.29		.023
4	1,637.3	.21	48.0	(17.1)	19.2	50.1	.22	37.00	23.21	34.54		.023
	$6,368.9	$ .21	$ 46.1	$(11.0)	$20.3	$ 55.4	$ .25	$37.00	$15.00	$34.54	42.3%	$ .090

All per share amounts and stock prices were adjusted for the April 22, 2002, 3-for-1 stock split.

[1] Defined as net income excluding net realized gains/losses on securities and nonrecurring items. This is a non-GAAP disclosure. See *Management's Discussion and Analysis* for a description of the nonrecurring items.

[2] Prices as reported on the consolidated transaction reporting system. The Company's Common Shares are listed on the New York Stock Exchange.

[3] Represents premiums earned plus service revenues.

[4] Presented on a diluted basis. The sum may not equal the total because the average equivalent shares differ in the periods.

[5] Represents annual rate of return, including quarterly dividend reinvestment.

Direct Premiums Written by State

(unaudited—not covered by report of independent accountants)

(millions)	2002		2001		2000		1999		1998	
Florida	$1,045.4	10.8%	$ 799.6	10.8%	$ 773.2	12.1%	$ 895.6	14.2%	$ 784.4	14.4%
Texas	861.4	8.9	572.5	7.8	532.6	8.3	557.6	8.8	518.6	9.5
New York	672.5	7.0	560.6	7.6	425.6	6.6	600.4	9.5	522.2	9.6
Ohio	620.2	6.4	567.2	7.7	563.2	8.8	528.1	8.4	447.7	8.2
California	575.1	6.0	416.5	5.6	376.6	5.9	416.0	6.6	343.2	6.3
Pennsylvania	492.2	5.1	368.4	5.0	312.3	4.9	322.3	5.1	292.3	5.4
Georgia	486.1	5.0	405.3	5.5	368.6	5.8	301.9	4.8	277.8	5.1
All other	4,912.8	50.8	3,689.1	50.0	3,050.0	47.6	2,683.4	42.6	2,265.1	41.5
Total	$9,665.7	100.0%	$7,379.2	100.0%	$6,402.1	100.0%	$6,305.3	100.0%	$5,451.3	100.0%

Directors

Milton N. Allen[1,2]
Consultant, Director and Trustee,
Profit and Not-for-profit Organizations

B. Charles Ames[1]
Partner,
Clayton, Dubilier & Rice, Inc.
(investment banking)

Charles A. Davis[3,5]
Chairman and Chief Executive Officer,
MMC Capital, Inc.
(private equity investing)

Stephen R. Hardis[2,4,5]
Chairman of the Board,
Axcelis Technologies, Inc.
(manufacturing)

Bernadine P. Healy, M.D.
Medical & Science Columnist,
U.S. News & World Report
(publishing)
formerly President and Chief Executive Officer,
American Red Cross
(emergency services)

Janet Hill[3]
Vice President,
Alexander & Associates, Inc.
(management consulting)

Jeffrey D. Kelly[4]
Executive Vice President and Chief Financial Officer,
National City Corporation
(commercial banking)

Philip A. Laskawy[1]
Retired,
formerly Chairman and Chief Executive Officer,
Ernst & Young LLP
(professional services)

Peter B. Lewis[2]
Chairman of the Board

Norman S. Matthews[3,5]
Consultant,
formerly President,
Federated Department Stores, Inc.
(retailing)

Glenn M. Renwick[2]
President and Chief Executive Officer

Donald B. Shackelford[4]
Chairman,
Fifth Third Bank, Central Ohio
(commercial banking)

[1] Audit Committee member
[2] Executive Committee member
[3] Compensation Committee member
[4] Investment and Capital Committee member
[5] Nominating and Governance Committee member

Corporate Officers

Peter B. Lewis
Chairman

Glenn M. Renwick
President and Chief Executive Officer

W. Thomas Forrester
Vice President and Chief Financial Officer

Charles E. Jarrett
Vice President, Secretary and Chief Legal Officer

Jeffrey W. Basch
Vice President and Chief Accounting Officer

Thomas A. King
Vice President

Stephen D. Peterson
Treasurer

Annual Meeting The Annual Meeting of Shareholders will be held at the offices of The Progressive Corporation, 6671 Beta Drive, Mayfield Village, Ohio 44143 on April 18, 2003 at 10:00 a.m. eastern time. There were 3,590 shareholders of record on December 31, 2002.

Principal Office The principal office of The Progressive Corporation is at 6300 Wilson Mills Road, Mayfield Village, Ohio 44143.

Web site: progressive.com

Toll-Free Telephone Number For assistance after an accident or to report a claim, 24 hours a day, 7 days a week, call: 1-800-PROGRESSIVE (1-800-776-4737).

To check rates available to you from Progressive and other leading auto insurance companies, call: 1-800-PROGRESSIVE (1-800-776-4737) or visit: progressive.com.

For 24 Hour Policy Service, call: 1-800-PROGRESSIVE (1-800-776-4737)

Counsel Baker & Hostetler LLP, Cleveland, Ohio

Shareholder/Investor Relations The Progressive Corporation does not maintain a mailing list for distribution of shareholders' reports. To view Progressive's publicly filed documents as well as its earnings and other releases, shareholders can access the Company's Web site: progressive.com/investors.

To request copies of public financial information on the Company, write to: The Progressive Corporation, Investor Relations, 6300 Wilson Mills Road, Box W33, Mayfield Village, Ohio 44143, e-mail: investor_relations@progressive.com or call: 1-440-446-7165.

For specific questions on financial information, call: 1-440-446-2851 or e-mail: investor_relations@progressive.com.

For stock ownership account information, call: National City Bank at 1-800-622-6757.

For all other Company information, call: 1-440-461-5000 or e-mail: webmaster@progressive.com.

Common Shares The Progressive Corporation's Common Shares (symbol PGR) are traded on the New York Stock Exchange. Dividends are customarily paid on the last day of each quarter. The 2003 quarterly dividend record dates, subject to Board approval, are as follows: March 14, June 13, September 12 and December 12.

Corporate Governance The Company's Corporate Governance guidelines and Board committee charters are available at: progressive.com/investors, or may be requested in print by writing to: The Progressive Corporation, Investor Relations, 6300 Wilson Mills Road, Box W33, Mayfield Village, Ohio 44143.

Transfer Agent and Registrar If you have questions about a specific stock ownership account, write or call: Corporate Trust Customer Service, National City Bank, 1900 East Ninth Street, Cleveland, Ohio 44114. Phone: 1-800-622-6757.

Charitable Contributions Progressive supports qualified not-for-profit organizations working to reduce the human trauma and economic cost of auto accidents. In addition, The Progressive Insurance Foundation, established in December 2001, will contribute to qualified tax-exempt organizations that are financially supported by Progressive employees.

Interactive Annual Report The Progressive Corporation's 2002 Annual Report, in an interactive format, can be found at: progressive.com/annualreport.

DETACH CARD

THE PROGRESSIVE CORPORATION

Proxy Solicited on Behalf of the Board of Directors for the Annual Meeting of Shareholders

The undersigned hereby appoints W. Thomas Forrester, Charles E. Jarrett and David M. Coffey, and each of them, with full power of substitution, as proxies for the undersigned to attend the Annual Meeting of Shareholders of The Progressive Corporation, to be held at 6671 Beta Drive, Mayfield Village, Ohio, at 10:00 a.m., Cleveland time, on April 18, 2003, and thereat, and at any adjournment thereof, to vote and act with respect to all Common Shares of the Company which the undersigned would be entitled to vote, with all power the undersigned would possess if present in person, as follows:

1. ☐ WITH or ☐ WITHOUT authority to vote (except as marked to the contrary below) for the election as directors of all three nominees listed below.
Stephen R. Hardis, Philip A. Laskawy and Norman S. Matthews
(INSTRUCTION: To withhold authority to vote for any individual nominee, print that nominee's name on the space provided below.)

2. Proposal to approve an amendment to the Company's Amended Articles of Incorporation to increase the number of authorized Common Shares from 300,000,000 to 600,000,000.
☐ FOR ☐ AGAINST ☐ ABSTAIN

3. Proposal to approve The Progressive Corporation 2003 Incentive Plan and the performance goals set forth therein.
☐ FOR ☐ AGAINST ☐ ABSTAIN

4. Proposal to approve The Progressive Corporation 2003 Directors Equity Incentive Plan.

DETACH CARD

(Continued from the other side)

5. Proposal to approve an amendment to the Company's Code of Regulations to allow the Company to notify shareholders of record of shareholder meetings by electronic or other means of communication authorized by the shareholder.

☐ FOR ☐ AGAINST ☐ ABSTAIN

6. Proposal to approve an amendment to the Company's Code of Regulations to allow the Board of Directors to hold shareholder meetings, or to permit shareholders to attend and participate in shareholder meetings, by communications equipment.

☐ FOR ☐ AGAINST ☐ ABSTAIN

7. Proposal to approve an amendment to the Company's Code of Regulations to allow shareholders and others entitled to vote at shareholder meetings to appoint proxies by verifiable non-written communications.

☐ FOR ☐ AGAINST ☐ ABSTAIN

8. In their discretion, to vote upon such other business as may properly come before the meeting.

This proxy, when properly executed, will be voted as specified by the shareholder. If no specifications are made, this proxy will be voted to elect the nominees identified in Item 1 above and to approve the Proposals described in Items 2 through 7 above.

Receipt of Notice of Annual Meeting of Shareholders and the related Proxy Statement dated March 14, 2003, is hereby acknowledged.

Date: _____ , 2003

_____

Signature of Shareholder(s)

Please sign as your name or names appear hereon. If shares are held jointly, all holders m st sign. When